As filed with the Securities and Exchange Commission on January 19, 2007

Registration No. 333-138646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SALARY.COM, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	04-3465241
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

195 West Street

Waltham, Massachusetts 02451

(781) 464-7300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kent Plunkett

Chief Executive Officer

Salary.com, Inc.

195 West Street

Waltham, Massachusetts 02451

(781) 464-7300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Stuart M. Cable, Esq. Kenneth J. Gordon, Esq. Robert E. Puopolo, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000	William B. Asher, Esq. Lee S. Feldman, Esq. Choate Hall & Stewart LLP Two International Place Boston, Massachusetts 02110 (617) 248-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(3)
Common Stock, $0.0001 par value per share	$51,750,000	$5,537.25

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	$5,350 previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 19, 2007

PROSPECTUS

5,000,000 Shares

Common Stock

Salary.com, Inc. is selling 4,198,443 shares of common stock and the selling stockholders identified in this prospectus are selling an additional 801,557 shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares from us and the selling stockholders to cover over-allotments, if any.

This is an initial public offering of shares of common stock of Salary.com. We currently expect the initial public offering price to be between $8 and $10 per share. We have applied for approval for quotation of our common stock on the Nasdaq Global Market under the symbol “SLRY.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	William Blair & Company

Needham & Company, LLC

Wachovia Securities

Pacific Crest Securities

The date of this prospectus is                         , 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

In this prospectus, “Company,” “we,” “us,” and “our” refer to Salary.com, Inc. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read the entire prospectus carefully, especially the risks described under “Risk Factors.”

Our Business

Salary.com is a leading provider of on-demand compensation management solutions. Our comprehensive on-demand software applications are integrated with our proprietary data sets to automate the essential elements of our customers’ compensation management processes. As a result, our solutions can significantly improve the effectiveness of our customers’ compensation spending. We enable employers of all sizes to replace or supplement inefficient and expensive traditional approaches to compensation management, including paper-based surveys, consultants, internally developed software applications and spreadsheets.

Our on-demand solutions, which incorporate market compensation intelligence from our proprietary data sets, enable companies to determine how much to pay new and existing employees and to manage overall compensation programs. Our data sets contain base, bonus and incentive pay data for positions held by more than 73% of U.S. employees and similar data for the top executives in over 10,000 U.S. public companies. Our flagship offering is CompAnalyst, a suite of compensation management applications that integrates our data, third party survey data and a customer’s own pay data in a complete analytics offering. We have also introduced TalentManager, an employee life-cycle performance management application that links employee pay to performance. In addition to our on-demand enterprise software offerings, we also provide a series of applications through our website, which allows us to deliver salary management comparison and analysis tools to individuals and small businesses on a cost-effective, real-time basis.

We offer our solutions principally on an annual or multi-year subscription basis. Our direct sales group markets and sells our solutions primarily using the telephone and web-based demonstrations. From the introduction of our solutions in 2000 through September 30, 2006, our enterprise subscriber base has grown to approximately 1,500 companies who spend from $2,000 to more than $100,000 annually, including companies such as Wal-Mart, Home Depot, Procter & Gamble, Merrill Lynch, UPS and Cisco Systems. We also sell to both individual consumers and smaller businesses through our Salary.com website. According to comScore Networks, the amount of website traffic received by Salary.com over the twelve months ended September 30, 2006 places our website in the top 10 for Career Services and Development websites. Salary.com has also been ranked in the top 10 for Financial Information and Advice websites during the same period. Additionally, our Internet media traffic has grown to an average of more than 2 million unique monthly visitors over the nine months ended September 30, 2006 according to comScore Networks.

From April 2001 through September 30, 2006, we achieved 22 consecutive quarters of revenue growth. During the years ended March 31, 2004, 2005 and 2006, and the six months ended September 30, 2006, we achieved positive operating cash flows of $0.3 million, $0.9 million, $1.8 million and $0.6 million, respectively. During these periods, we have consistently incurred operating losses, including $0.8 million for 2004, $1.9 million for 2005, $3.0 million for 2006 and $1.9 million for the six months ended September 30, 2006. As of September 30, 2006, we had an accumulated deficit of $23.1 million.

Our Markets and Opportunities

In today’s service-based economy, the attraction, motivation and retention of employees is a leading strategic priority for most companies. Moreover, compensation ranks as one of the largest expense categories for most employers. According to the U.S. Bureau of Labor Statistics, employee compensation in the United States totaled approximately $5.4 trillion in 2005. Employers who underpay their employees risk high turnover, while employers who overpay their employees risk impairing their profitability. Accordingly, compensation management is critical to organizations of all sizes.

The compensation management technology market, which includes software and online compensation data offerings, is estimated to grow from approximately $320 million for 2006 to approximately $460 million for 2008, according to an April 2006 study by Yankee Group, an independent market research firm. This projection from Yankee Group is focused on the market for software and related data offerings. However, we believe our total addressable market is larger, as our products provide a solution which replaces, in part or in full, not only software and data offerings, but also service offerings addressing the compensation management market such as those provided by compensation consulting firms and human resource business process outsourcers, or HR BPOs. Yankee Group has estimated the market for service offerings to be approximately $960 million for 2006. In sum, the markets for software, data and service offerings total approximately $1.28 billion for 2006, which we believe provides a better estimate of our total addressable market.

Companies have traditionally used a variety of approaches for managing the compensation function. Many continue to use relatively simplistic, internally developed software tools, often based on generic desktop programs such as Microsoft Excel. Some companies utilize broad human resource, or HR, and/or enterprise resource planning, or ERP, software offerings, which include some compensation management capability but lack the specialized functionality to adequately address compensation management. Many of these solutions must be installed on clients’ servers and maintained by their information technology, or IT, departments and do not seamlessly incorporate compensation data. Larger organizations also engage outside third parties to assist them in managing their compensation process. Traditional third party solution providers such as HR consultants provide full service market pricing, comparison analysis and compensation management process assistance, but at a high cost - up to $200,000 annually for a typical company with 500 positions.

Our Products

Our flagship product offerings include the following on-demand applications:

CompAnalyst is a suite of on-demand compensation management solutions for use by the compensation professional in an enterprise. CompAnalyst is built around a core data set of market pricing information and includes access to several analytics applications, including the following:

•	Job Analyzer. Allows large enterprise customers easy access to our U.S. benchmark data set of market pricing for approximately 3,200 positions in companies of all sizes, across 20 industries and all U.S. geographies (including regions, states and major metropolitan areas).

•	Survey Center. Provides customers with a centralized, online repository for managing and performing market pricing with third party surveys that they acquire and own themselves.

•	Salary Structures. Provides tools for analyzing current pay structures and for modeling the cost of proposed changes.

•	Reporting & Analysis. Enables organizations to assess external competitiveness against internal equity by comparing actual pay practices to market data developed in Job Analyzer or Survey Center.

TalentManager is a suite of on-demand solutions that provides the essential workflow to link pay to performance across the enterprise. TalentManager enables an organization to manage goal setting, performance reviews and incentive programs, and to link those elements to relevant compensation programs within a single integrated application. Our TalentManager suite includes the following:

•	Performance Manager. Enables the communication and setting of goals by employees and managers and tracks performance against those goals. The system uses the goals as the basis for managing the performance review process.

•	CompPlanner. Enables organizations to automate and control the process of allocating salary increases, budget pools, lump sum adjustments and basic bonus plans.

•	IncentivesManager. Provides organizations with a highly configurable and customizable application capable of managing their incentive plans.

•	StockOptionManager. Provides a complete environment and business rules for managing the allocation of stock and stock options as part of the compensation cycle.

Our Growth Strategy

Our objective is to be the leading provider of on-demand software for compensation management solutions. Key elements of our strategy include:

•	Maintain focus on the on-demand compensation management market;

•	Continue to add new and expand existing proprietary data sets;

•	Develop additional on-demand compensation and performance management software applications;

•	Add more sales people and continue to cost-effectively obtain new clients; and

•	Selectively pursue strategic acquisitions.

Risks Associated with our Business

Our business is subject to numerous risks and uncertainties, as more fully described under “Risk Factors” beginning on page 8, which you should carefully consider prior to deciding whether to invest in our common stock. For example,

•	We operate in an emerging and rapidly evolving market which makes it difficult to evaluate our business and future prospects.

•	We sell our solutions pursuant to subscription agreements, and if our customers do not renew their agreements it could materially adversely affect our business.

•	We have had net losses of approximately $23.1 million since our founding in 1999 and our future profitability is uncertain.

•	We have material weaknesses in our internal control over financial reporting which could cause our failure to accurately report our financial results.

•	If we fail to attract new customers or to sell additional solutions to our existing customers our revenue growth will be adversely affected.

•	We will have broad discretion to use the proceeds of this offering.

Recent Developments

Third Quarter Fiscal 2007 Financial Results

Although our financial statements for the three months ended December 31, 2006 are not yet available, the following information reflects our estimates of our results based on currently available information.

For the three months ended December 31, 2006, we expect our total revenues to be between $5.9 million and $6.2 million, compared to $4.0 million of total revenues for the three months ended December 31, 2005. For the nine months ended December 31, 2006, we expect our total revenues to be between $16.5 million and $16.8 million, compared to $10.8 million of total revenues for the nine months ended December 31, 2005.

For the three months ended December 31, 2006, we expect our net loss attributable to common stockholders to be between $1.9 million and $2.2 million, compared to $0.9 million in net loss attributable to common stockholders for the three months ended December 31, 2005. For the nine months ended December 31, 2006, we expect our net loss attributable to common stockholders to be between $3.9 million and $4.5 million, compared to $1.9 million in net loss attributable to common stockholders for the nine months ended December 31, 2005.

Our Company

We were founded in 1999. Our principal executive offices are located at 195 West Street, Waltham, Massachusetts, and our telephone number is (781) 464-7300. Our website is www.salary.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Salary Wizard and CompPlanner are registered trademarks of Salary.com. In addition, Salary.com has applied for registration of the following trademarks: Salary.com, CompAnalyst, CompAnalyst Executive, Survey Center, Pay Score and TalentManager. This prospectus also includes other Salary.com trademarks as well as the registered and unregistered trademarks of other persons. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	4,198,443 shares

Common stock offered by the selling stockholders	801,557 shares

Common stock to be outstanding after this offering	14,314,577 shares

Over-allotment option	750,000 shares

Use of proceeds

We expect to receive net proceeds from the offering of approximately $30.9 million. We intend to use the proceeds from the offering as follows:

•   to repay amounts owed under our term and working capital loans; and

•   the balance of the net proceeds for general corporate purposes, including working capital and possible acquisitions and investments. We will not receive any proceeds from the sale of shares by the selling stockholders.

For further information, see “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“SLRY”

The number of shares of our common stock to be outstanding following this offering and after giving effect to the adjustments below is based on 10,116,134 shares of our common stock outstanding as of December 31, 2006. This number excludes:

•	1,295,851 shares of common stock issuable upon exercise of options outstanding as of December 31, 2006 having a weighted average exercise price of $4.107 per share;

•	3,500,000 shares of common stock reserved as of January 17, 2007 for future issuance under our stock-based compensation plans; and

•	153,466 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2006.

Unless otherwise indicated, the share information in this prospectus has been adjusted to reflect or assume the following:

•	a 1 for 8.93 reverse stock split of our common stock completed January 17, 2007;

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 1,758,599 shares of our common stock immediately prior to the closing of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the effectiveness of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY FINANCIAL DATA

The following tables present our summary statements of operations data for the three years ended March 31, 2006 and for the six months ended September 30, 2005 and September 30, 2006, and our summary historical, pro forma and pro forma as adjusted balance sheet data as of September 30, 2006. The summary statements of operations data for the three years ended March 31, 2006 are derived from our audited financial statements as of and for the three years ended March 31, 2006. The summary statements of operations data for the six months ended September 30, 2005 and 2006 and the selected balance sheet data as of September 30, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments), necessary for a fair statement of the information for the unaudited interim period. Our historical results for prior interim periods are not necessarily indicative of results to be expected for a full fiscal year or for any future period. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(in thousands, except per share data)

	Years ended March 31,			Six months ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)
Statements of Operations Data:
Revenues	$6,400	$9,976	$15,299	$6,739	$10,597
Gross Profit	5,499	8,145	12,191	5,372	8,445
Net loss(1)	(1,194)	(2,290)	(3,130)	(1,192)	(1,980)
Accretion of preferred stock	(473)	(513)	(515)	(258)	(258)
Net loss attributable to common stockholders	(1,667)	(2,803)	(3,645)	(1,450)	(2,238)

Net loss attributable to common stockholders per share:
Basic and diluted	$(0.68)	$(0.81)	$(0.89)	$(0.37)	$(0.46)

Weighted average shares outstanding used in computing per share amounts:
Basic and diluted	2,441	3,468	4,079	3,882	4,817

(1) Net loss includes stock-based compensation expense, as follows:

	Years ended March 31,			Six Months Ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)
Stock-based compensation	$1	$512	$1,078	$172	$488

The following table summarizes our balance sheet data as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock into 1,758,599 shares of common stock upon the closing of the offering; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustment above, as well as the receipt by us of estimated net proceeds of $30.9 million from the sale of 4,198,443 shares of common stock offered by us, at an assumed initial public offering price of $9 per share, less estimated underwriting discounts and commissions and estimated offering expenses payable by us and the payment by us of approximately $3.8 million to repay our outstanding indebtedness as described under “Use of Proceeds.”

(in thousands)

	As of September 30, 2006
		(Unaudited)
			Pro forma
	Actual	Pro forma	as adjusted
Balance Sheet Data:
Cash(1)	$4,583	$4,583	$31,674
Total assets(1)	11,249	11,249	38,340
Total debt	3,800	3,800	—
Total deferred revenue	12,280	12,280	12,280
Redeemable convertible preferred stock	10,796	—	—
Total stockholders’ equity (deficit)(1)	(19,317)	(8,520)	22,371

(1)	A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) each of cash, total assets and total stockholders equity (deficit) by $4.2 million, assuming the number of shares offered by us, as set forth on the cover of the prospectus, remains the same after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider all the risks described below, together with the other information contained in this prospectus (including our financial statements and related notes), before making a decision to invest in our common stock. Our business could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We operate in an emerging and rapidly evolving market which makes it difficult to evaluate our business and future prospects and may increase the risk of your investment.

We derive, and expect to continue to derive for the foreseeable future, the vast majority of our revenues from on-demand compensation management solutions, which is a relatively new and emerging market, making our business and future prospects difficult to evaluate. Many companies have invested substantial personnel and financial resources in their human resource, or HR, departments or have engaged outside consulting firms or HR Business Process Outsourcers, or HR BPOs, to obtain corporate compensation data and solutions, and may be reluctant or unwilling to migrate to on-demand software designed to address their compensation management needs. The market for on-demand software solutions is at an early stage of development, and it is uncertain whether an on-demand model such as ours will achieve and sustain the high level of market acceptance that is critical to the success of our business. Our success will depend to a substantial extent on the willingness of companies to increase their use of on-demand software in general and on-demand compensation management software in particular. If businesses do not perceive the benefits of on-demand software, then the market may not develop further, or it may develop more slowly than we expect, either of which would adversely affect our business, financial condition and results of operations. You must consider our business and future prospects in light of the challenges, risks and difficulties we encounter in the new and rapidly evolving market for on-demand compensation management. These challenges, risks and difficulties include the following:

•	generating sufficient revenue to achieve and maintain profitability;

•	developing new products and enhancing the functionality and features of existing applications;

•	attracting and retaining new customers and expanding the revenue generated from existing customers;

•	managing growth in our operations, including the expansion of our direct sales and marketing operations; and

•	attracting and retaining key personnel.

We may not be able to successfully address any of these challenges, risks and difficulties, including the other risks related to our business and industry described below. Failure to adequately do so could adversely affect our business, results of operations or financial condition.

Our solutions are sold pursuant to subscription agreements, and if our existing customers elect either not to renew these agreements or renew these agreements for fewer applications or at a lower price, our business, financial condition and results of operations will be adversely affected.

Our solutions are sold pursuant to annual or multi-year subscription agreements and our customers have no obligation to renew these agreements. As a result, we are not able to consistently and accurately predict future renewal rates. Our customers’ renewal rates may decline or fluctuate or our customers may renew for fewer applications or at a lower price as a result of a number of factors, including their level of satisfaction with our solutions, budgetary concerns or the availability and pricing of competing products. Additionally, we may lose customers due to the high turnover rate in their HR departments. If large numbers of existing customers do not renew these agreements, or renew these agreements on terms less favorable to us, and if we cannot replace or supplement those non-renewals with new subscription agreements generating the same or greater level of revenue, our business, financial condition and results of operations will be adversely affected.

We have incurred operating losses in the past and expect to incur operating losses in the future.

We have incurred operating losses in the past and we expect to incur operating losses in the future. As of September 30, 2006, our accumulated deficit is approximately $23.1 million. Our recent operating losses were $1.9 million for the fiscal year ended March 31, 2005, $3.0 million for the fiscal year ended March 31, 2006, and $1.9 million for the six months ended September 30, 2006. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may not become profitable. You should not consider recent revenue growth as indicative of our future performance. In fact, in future periods, we may not have any revenue growth, or our revenue could decline.

Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our stock price to decline.

Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this “Risk Factors” section in this prospectus:

•	our ability to retain and increase sales to existing customers and attract new customers;

•	changes in the volume and mix of products sold in a particular quarter;

•	seasonality of our business cycle, given that our cash flows from operating activities are typically lower in our fiscal first and second quarters and higher in our fiscal third and fourth quarters;

•	our policy of expensing sales commissions in each year of our customer subscriptions;

•	the timing and success of new product introductions or upgrades by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	competition, including entry into the market by new competitors and new product offerings by existing competitors;

•	the amount and timing of expenditures related to expanding our operations, research and development, or introducing new products;

•	changes in the payment terms for our products and services; and

•	the purchasing and budgeting cycles of our customers.

Because our on-demand software is sold pursuant to annual or multi-year subscription agreements and we recognize revenue from these subscriptions over the term of the agreement, downturns or upturns in sales may not be immediately reflected in our operating results. Most of our expenses, such as salaries and third party hosting co-location costs, are relatively fixed in the short-term, and our expense levels are based in part on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to proportionally reduce operating expenses for that quarter, causing a disproportionate effect on our expected results of operations for that quarter.

Due to the foregoing factors, and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

Because we recognize revenue over the term of the applicable subscription agreement, the lack of subscription renewals or new subscription agreements may not be immediately reflected in our operating results.

We recognize revenue from our customers over the term of their subscription agreements with us. The substantial majority of our quarterly revenue usually represents deferred revenue from subscriptions sold during previous quarters. As a result, a decline in new or renewed subscription agreements in any one quarter will not necessarily be fully reflected in the revenue for the corresponding quarter but will negatively affect our revenue in future quarters. Additionally, the effect of significant downturns in sales and market acceptance of our solutions may not be fully reflected in our results of operations until future periods. Our business model also makes it difficult for us to reflect any rapid increase in our customer base and the resulting effect of this increase in our revenue in any one period because revenue from new customers will be recognized over the applicable subscription agreement term.

If we fail to successfully migrate to our new accounting system, we may be unable to timely or accurately prepare financial reports.

Historically, our accounting systems have been operated on a platform which we do not believe is sufficient to permit compliance with our financial reporting requirements as a public company and the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. As a result, we are in the process of upgrading our accounting platform to our new accounting system which we believe provides us with the ability to expand our accounting capabilities as our business grows while providing the necessary accounting controls needed for compliance with Sarbanes-Oxley. Any delay in the implementation of, or disruption in the transition to, our new and enhanced accounting platform could adversely affect our ability to accurately report financial information, including the filing of our quarterly or annual reports with the SEC on a timely and accurate basis. When we convert from prior systems and processes, data integrity problems or other issues may be discovered that if not corrected could impact our business or financial results.

Our independent registered public accounting firm has advised us that it has identified certain material weaknesses in our internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could result in our failure to accurately report our financial results.

In connection with the audit of our financial statements as of and for the year ended March 31, 2006, our independent registered public accounting firm reported to our audit committee on November 6, 2006 that they had identified certain material weaknesses and other significant deficiencies in our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following three material weaknesses were reported by our independent registered public accounting firm in connection with their audit of our financial statements as of and for the year ended March 31, 2006:

•	We did not have a sufficient number of accounting personnel who possessed an appropriate level of experience in SEC reporting requirements. This lack of enough experienced accounting personnel increased the risk of our preparing inaccurate financial statements. As a result, the financial statement drafts we prepared were missing or contained incomplete material footnotes (such as those related to earnings per share, stock-based compensation under SFAS 123(R) and income taxes) and disclosures required for a public company and certain adjustments for compensation expense relating to the adoption of Statement of Financial Accounting Standards 123R “Share Based Payment.”

•	In prior years, we entered into sophisticated and high dollar value equity and debt financing transactions to finance our business, but did not have a formal policy regarding the policies and procedures for the recording and reporting of these types of transactions (specifically related to the beneficial conversion feature of our preferred stock issuance). In addition, we did not have a sufficient number of accounting personnel who possessed an appropriate level of experience in the selection and application of generally accepted accounting principles, or GAAP, with respect to redeemable preferred stock.

•	We also had material weaknesses in the design and operation of our internal control relating to revenue accounting. In particular, because of system limitations, we did not have a process or policy to maintain a detailed deferred revenue listing by customer to support our deferred revenue balances. As a result of the identified deficiency, we recorded a material adjustment to reclassify from short-term to long-term deferred revenue within the liability section of our balance sheet. In some instances, we also did not maintain sufficient evidence of our customers’ completion of implementation of our products or subscription renewals. Lastly, the documentation of our revenue recognition policy lacked sufficient detail to support how we recognize revenue in accordance with GAAP.

We have concurred with the findings of our independent registered public accounting firm and have begun our remediation efforts. While we expect to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take to complete the remedial steps identified above. While the costs to date of our remediation efforts have not been material, we may incur material costs in the future for remediation of material weaknesses in internal control. We cannot assure you that the measures we have taken to date or any future measures will remediate the material weaknesses reported by our independent registered public accounting firm. Additional deficiencies in our internal control may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our prior period financial statements. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures” on page 52 and “—Risks Related to this Offering—Being a public company will increase our administrative costs” on page 24.

If our efforts to attract new customers or to sell additional solutions to our existing customers are not successful, our revenue growth will be adversely affected.

To grow our revenue, we must continually add new customers and sell additional solutions to existing customers. If our existing and prospective customers do not perceive our solutions to be of sufficiently high value and quality, we may not be able to attract new customers or to increase sales to existing customers. Our ability to attract new customers and to sell new solutions to existing customers will depend in large part on the success of our sales and marketing efforts. However, our existing and prospective customers may not be familiar with some of our solutions or may have traditionally used other products and services for some of their compensation management and talent management requirements. In addition, prospective customers may have invested substantial personnel and financial resources in their HR departments or have engaged outside consulting firms or HR BPOs to obtain corporate compensation data and solutions, and may be reluctant or unwilling to migrate to our on-demand compensation management solutions to address their compensation management needs. Existing customers and prospective customers may also decline to purchase our compensation management solutions due to budgetary concerns or the availability and pricing of competing products. If we fail to generate additional business from our existing customers and new customers, our revenue could grow at a slower rate or decrease, which could adversely affect our business, financial condition and results of operations.

If we fail to successfully develop new applications, the growth of our business, our revenues and our results of operations will be materially adversely affected.

We have developed new applications over time that have contributed to the growth of our business to date. For example, we initially launched Job Analyzer in 2000 and have since added the Survey Center, Reporting & Analysis, Salary Structures and CompAnalyst Executive modules to create our CompAnalyst suite. Products in the on-demand compensation management market typically take years to develop widespread market acceptance. We expect to rely on newly introduced applications for a substantial portion of our growth for the foreseeable future. For example, in 2004, we introduced our TalentManager suite of enterprise pay-for-performance applications. We anticipate that, as with any on-demand compensation management application, it may be an extended period of time before TalentManager achieves market acceptance. If we are unable to continue to develop and launch new applications or if our new applications are not able to achieve market acceptance, our business, financial condition and results of operations will be materially adversely affected.

If the economy worsens or labor market conditions deteriorate materially, our business may be harmed.

To the extent that the economy or labor market conditions materially deteriorate, our existing and potential clients may no longer consider investment in their compensation and talent management systems a necessity, or may elect to defer purchases or reduce budgets in these areas. Either of these developments could have an adverse effect on our business, financial condition and results of operations.

If we do not continue to innovate and provide compensation management solutions that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing compensation management solutions that HR decision makers may use to make compensation decisions and individuals may use to assess their worth in the job market. Our competitors are constantly developing innovations in compensation management solutions. Additionally, the market for our on-demand software is characterized by changes in customer requirements, changes in protocols and evolving industry standards. As a result, we must continue to invest significant resources in research and development in order to improve and enhance the responsiveness, functionality and features of our existing applications and develop new applications so that we may offer a complete suite of solutions that are easy to use and effective. In particular, we will need to expand our offering to more comprehensively address our customers’ compensation management needs. If our innovations are not responsive to the needs of our users, they may become dissatisfied and move to competitors’ products and services, which would significantly impair our revenue growth, operating results and reputation. In addition, if we are unable to predict user preferences or industry changes, or if we are unable to modify our offerings on a timely basis, we may lose customers. Our operating results would also suffer if our innovations are not appropriately timed with market opportunities or are not effectively brought to market.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.

Increasing our customer base and achieving broader market acceptance of our solutions will depend to a significant extent on our ability to expand our direct sales and marketing operations. We plan to continue to expand our direct sales force in our Waltham, Massachusetts office. Competition for our direct sales personnel is intense. Because the majority of our direct sales personnel will be located in our Massachusetts office, we will select candidates primarily from the Massachusetts labor market. We may have difficulty hiring qualified candidates, particularly individuals with both compensation management and sales experience, or may incur additional costs related to training new employees without a compensation or sales background. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled direct sales personnel with appropriate qualifications.

Our sales force currently consists primarily of direct sales personnel who sell our products over the telephone. As we expand our offerings and our customer base, it may be necessary for our sales personnel to increase the frequency of in-person meetings with our customers in order to sell our products, which will increase the costs incurred in the sales process, will require us to hire additional sales personnel and may extend the length of our typical sales cycle.

Our expansion will require us to invest significant financial and other resources in the sales and marketing functions. New sales personnel are often not profitable during their first year with us. Our business will be seriously harmed if the expansion of the direct sales force does not generate a corresponding significant increase in revenue. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing direct sales personnel.

If we fail to develop or maintain our brand cost-effectively, our business may suffer.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future applications and is an important element in attracting new customers and increasing business with existing customers. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. To date, we have developed our brand at a low cost primarily by partnering with large Internet companies who drive traffic to our web site. Our strategy of partnering with large Internet companies may not continue to build awareness of our brand at the rate we expect. If we are unable to rely on the low cost distribution strategy of partnering with these Internet companies, we would incur costs to replace this distribution which would adversely affect our results of operations. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

We are dependent on our executive officers, and the loss of any of them may prevent us from implementing our business plan in a timely manner if at all.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Kent Plunkett, our Chairman, President and Chief Executive Officer, and Yong Zhang, our Executive Vice President, Chief Operating Officer and Chief Technology Officer. We are also substantially dependent on the continued service of our existing development personnel because of the complexity of our products and technologies, as well as on our existing personnel with both compensation management and technical experience because of the difficulty we have had hiring individuals who have experience in both of these fields. Although we currently maintain a key man life insurance policy on Kent Plunkett, this insurance would not adequately compensate us for the loss of his services, and we may not maintain this policy following completion of this offering. The loss of one or more of our key employees could seriously harm our business.

We may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for senior direct sales personnel with compensation management experience and engineers with high levels of experience in designing and developing on-demand software. Additionally, because the majority of our employees are located in our Waltham, Massachusetts office, our search will be limited primarily to the Massachusetts labor market. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we do. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options or restricted stock they are to receive in connection with their employment. Significant volatility in the price of our stock after this offering may, therefore, adversely affect our ability to attract or retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Our growth could strain our personnel and infrastructure resources, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

Rapid growth in our headcount and operations may place a significant strain on our management, administrative, operational and financial infrastructure. Between March 31, 2004 and September 30, 2006, the number of our full time equivalent employees increased from 68 to 190. We anticipate that additional growth will be required in order to increase our customer base and handle an increase in the volume of our business.

Our success will depend in part upon the ability of our senior management to manage growth effectively. To do so, we must continue to hire, train and manage new employees as needed. To date, we have not experienced any significant problems as a result of the rapid growth in our headcount, other than occasional office space constraints. However, our anticipated future growth may place greater strains on our resources. For instance, if our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees as needed, or if we are not successful in retaining our existing employees, we may not be able to handle any increase in the volume of our business and our business may be harmed. As we continue to grow, we may outgrow our current space in Waltham, Massachusetts and Shanghai, China or desire to open additional offices domestically and internationally, which will require us to expend additional financial resources and make it more difficult to manage employees not located at our principal headquarters and maintain uniform standards, controls, procedures and policies across locations. If we determine that it is necessary or desirable to open additional offices, whether domestically or internationally, management resources will be allocated to integrating new offices, handling cultural and language issues arising from international operations and managing costs associated with a multi-office organization. Such focus could divert management’s attention from managing ongoing business operations.

To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional headcount and capital investments we expect to add will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

Our data is obtained from a variety of sources, some of which may not be available to us in the future.

Our proprietary compensation data sets are comprised of extensive data. We obtain our data from a variety of sources, including major consulting firms and our partners, the SEC and other U.S. government agencies and other third party providers, and through our own research efforts. We generally obtain data on a non-exclusive basis and in a summary form. While we do not generally have an ability to resell such data in its entirety, we use such data internally in generating our proprietary data sets. We cannot assure you that the data we require for our proprietary data sets will be available from these sources in the future or that the cost of such data will not increase. From time to time in the past, third parties have sent us letters asserting that our use of data may have violated our agreement with them or infringed upon their copyright. If a third party successfully asserts such a claim, we may be required to remove the applicable data from our data sets and regenerate our data sets without such data. Additionally, we may no longer be able to obtain data from the provider or other providers on reasonable terms, if at all. Any inability to obtain data may have a material adverse effect on our business, financial condition and results of operations.

Further, as we expand our customer base to include customers outside of the United States, we may not be able to obtain sufficient international data on reasonable terms to support our data sets. We plan to obtain data which we believe is sufficient to build proprietary data sets in order to support the development of an international business. We expect to incur substantial expense to build proprietary data sets for international markets. We cannot assure you that we will be able to successfully obtain sufficient data to develop proprietary data sets for international markets.

We may expand through acquisitions of, investments in or through business relationships with other organizations, all of which may divert our management’s attention, result in additional dilution to our stockholders, consume resources that are necessary to sustain our business and may not result in the realization of the goals underlying the acquisition, investment or business relationship.

One of our business strategies is to selectively pursue the acquisition of companies that would either expand the functionality of our compensation management and talent management solutions or provide access to new customers or markets, or both. In April 2006, we completed one small asset acquisition, our first, relating to one of our products. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We also may enter into business relationships with other organizations in order to expand our offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other organizations. An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the acquired organizations, technologies, products, personnel or operations of the acquired organizations, particularly if the key personnel of the acquired company choose not to work for us, and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business. We also may experience lower rates of renewal from customers obtained through acquisitions than we do from existing customers. Additionally, to the extent we expand into new facilities, we may have difficulty maintaining uniform standards, controls, procedures and policies across locations. Moreover, we cannot assure you that the anticipated benefits of any acquisition, investment or business relationship would be realized or that we would not be exposed to unknown liabilities. In connection with one or more of these transactions, we may:

•	issue additional equity securities that would dilute our existing stockholders’ ownership;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of an acquired company or integrating diverse business cultures; and

•	become subject to adverse tax and accounting consequences.

Although we periodically engage in preliminary discussions with respect to acquisitions, we are not currently a party to any agreement or commitment, and we have no understandings with respect to any acquisition.

We face competition from a variety of sources, and our failure to compete successfully could make it difficult for us to add new customers and retain existing customers and could reduce or impede the growth of our business.

The market for on-demand compensation management and talent management solutions is fragmented, competitive and rapidly evolving, and there are low barriers to entry to some segments of this market. We expect the intensity of competition to increase in the future as existing competitors develop their capabilities and as new companies enter our market. Additionally, as we expand our suite of compensation management and talent management solutions and create new types of applications, we may face additional competition. Increased competition could result in pricing pressure, reduced sales, lower margins or the failure of our solutions to achieve or maintain broad market acceptance. If we are unable to compete effectively, it will be difficult for us to maintain our pricing rates and add and retain customers, and our business, financial condition and results of operations will be seriously harmed. We face competition primarily from:

•	generic desktop software and in-house or custom-developed solutions;

•	established software vendors offering products specifically designed for compensation management or talent management;

•	established compensation and HR consulting firms;

•	other websites and advertising venues; and

•	existing and future start-up companies offering software, data and interactive compensation solutions.

Many of our current and potential competitors have longer operating histories, a larger presence in the general corporate compensation and talent management market, access to larger customer bases and substantially greater financial, technical, sales and marketing, management, service, support and other resources than we have. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements or devote greater resources to the promotion and sale of their products and services than we can. To the extent our competitors have an existing relationship with a potential customer, that customer may be unwilling to switch vendors due to existing commitments with such competitors.

We also expect that new competitors, including companies currently operating in the HR market, enterprise software vendors and online service providers that have traditionally focused on enterprise resource planning or back office applications will enter the on-demand compensation management market with competing products as this market develops and matures. Many of these potential competitors have established or may establish business, financial or strategic relationships among themselves or with existing or potential customers, alliance partners or other third parties or may combine and consolidate to become more formidable competitors with better resources. It is possible that these new competitors could rapidly acquire significant market share.

Mergers or other strategic transactions involving our competitors could weaken our competitive position or reduce our revenue.

We believe that our industry is highly fragmented and that there is likely to be consolidation, which could lead to increased price competition and other forms of competition. Increased competition may cause pricing pressure and loss of market share, either of which could have a material adverse effect on our business, financial condition and results of operations. Our competitors may establish or strengthen cooperative relationships with HR BPO vendors, systems integrators, third party consulting firms or other parties. Established companies may not only develop their own products but may also merge with or acquire our current competitors. In addition, we may face competition in the future from large established companies, as well as from emerging companies that have not previously entered the markets for compensation management and talent management solutions or that currently do not have products that directly compete with our solutions. It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, our competitors may announce new products, services or enhancements that better meet the price or performance needs of clients or changing industry standards.

If there are interruptions or delays in our on-demand services due to third-party error, our own error or the occurrence of unforeseeable events, delivery of our solutions and the use of our service could become impaired, which could harm our relationships with customers and subject us to liability.

All of our solutions reside on hardware that we own or lease and operate and which is currently located in a third party operations facility maintained and operated by AT&T in Watertown, Massachusetts. We do not maintain long-term supply contracts with AT&T, and AT&T does not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. Our operations depend on AT&T’s ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, computer viruses or other attempts to harm our systems, criminal acts and similar events. In the event that our operations facility arrangement with AT&T is terminated, or there is a lapse of service or damage to such facility, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities and services.

Our disaster recovery computer hardware and systems located at our headquarters in Waltham, Massachusetts have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage occurring at our operations facility. In the event of a disaster in which our operations facility was irreparably damaged or destroyed, we could experience lengthy interruptions in our service. Moreover, our disaster recovery computer hardware and systems are located within five miles of our operations facility and may be equally or more affected by any disaster affecting our operations facility. Any or all of these events could cause our customers to lose access to our on-demand software.

Our on-demand compensation management and talent management solutions are accessed by a large number of customers at the same time. As we continue to expand the number of our customers and applications available to our existing clients, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in services. In addition, the failure by the AT&T facility to meet our capacity requirements could result in interruptions or delays in our service or impede our ability to scale our operations.

We design the system infrastructure and procure and own or lease the computer hardware used for our on-demand services. Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our service. While we have not experienced extended system failures in the past, any interruptions or delays in our service, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability, cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could adversely affect our business, financial condition and results of operations.

Material defects or errors in our on-demand software could affect our reputation, result in significant costs to us and impair our ability to sell our solutions, which would harm our business.

The software applications forming part of our solutions may contain material defects or errors, which could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our solutions in the future. After the release of our products, defects or errors may also be identified from time to time by our internal team and by our clients. The costs incurred in correcting any material product defects or errors may be substantial and would adversely affect our operating results. Such defects or errors may occur in the future.

Because our customers use our solutions for important aspects of their business, any errors or defects in, or other performance problems with, our solutions could hurt our reputation and may damage our customers’ businesses. If that occurs, we could lose future sales or our existing customers could elect not to renew their agreements with us. Software performance problems could result in loss of market share, failure to achieve, or a delay in achieving, market acceptance of our solutions and the diversion of development resources. If one or more of our solutions fail to perform or contain a technical defect, a customer may assert a claim against us for substantial damages, whether or not we are responsible for our solutions’ failure or defect. We do not currently maintain any warranty reserves.

Product liability claims could require us to spend significant time and money in litigation or arbitration/dispute resolution or to pay significant settlements or damages. Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may be inadequate, or may not be available in the future on reasonable terms, or at all. Defending a lawsuit, regardless of its merit, could be costly and divert management’s attention and could cause our business to suffer.

We may be liable to our customers and may lose customers if we provide poor service, if our solutions do not comply with our agreements or if there is a loss of data.

The information used in our proprietary data sets may not be complete or may contain inaccuracies that our customers regard as significant. Our ability to collect and report data may be interrupted by a number of factors, including the termination of agreements with third-party data providers, our inability to access the Internet, the failure of our network or software systems or failure by our operations facility to meet our capacity requirements. In addition, computer viruses and intentional or unintentional acts of our employees may harm our systems, causing us to lose data we maintain and supply to our customers or data that our customers input and maintain on our systems, and the transmission of computer viruses could expose us to litigation. Our subscription agreements generally give our customers the right to terminate their agreements for cause if we materially breach our obligations. Any failures in the services that we supply or the loss of any of our customers’ data that we cannot rectify in a reasonable time period may give our customers the right to terminate their agreements with us and could subject us to liability. As a result, we may also be required to spend substantial amounts to defend lawsuits and pay any resulting damage awards. In addition to potential liability, if we supply inaccurate data or experience interruptions in our ability to supply data, our reputation could be harmed and we could lose customers.

Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may be inadequate, or may not be available in the future on reasonable terms, or at all. In addition, we cannot assure you that this policy will cover any claim against us for loss of data or other indirect or consequential damages and defending a lawsuit, regardless of its merit, could be costly and divert management’s attention.

Reductions in information technology spending could limit our ability to grow our business.

Our operating results may vary based on changes in the information technology, or IT, spending of our clients. The revenue growth and profitability of our business depend on the overall demand for enterprise application software and services. We sell our solutions primarily to large organizations whose businesses fluctuate with general economic and business conditions. As a result, decreased demand for enterprise application software and services, and in particular on-demand compensation management solutions, caused by a weakening global economy or otherwise may cause a decline in our revenue. Historically, economic downturns have resulted in overall reductions in corporate IT spending. In particular, compensation management software may be viewed by some of our existing and potential clients as a lower priority and may be among the first expenditures reduced as a result of unfavorable economic conditions. In the future, potential clients may decide to reduce their IT budgets by deferring or reconsidering product purchases, which would negatively affect our operating results.

Because our products collect and analyze applicants’ and employees’ stored personal information, concerns that our products do not adequately protect the privacy of applicants and employees could result in liability to us and inhibit sales of our products.

Some of the features of our compensation management and talent management applications depend on the ability to develop and maintain profiles of applicants and employees for use by our clients. Our software applications augment these profiles over time by capturing additional data and collecting usage data. Although our applications are designed to protect user privacy, privacy concerns nevertheless may cause individuals and businesses to resist providing the personal data necessary to support our products. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy laws and regulations, could result in liability to us, damage our reputation, inhibit sales of our products and seriously harm our business, financial condition and operating results.

As we extend our operations outside of the United States, we may become subject to various data protection regulations such as those adopted by the European Union related to the confidentiality of personal data.

If our security measures are breached and unauthorized access is obtained to client data, clients may curtail or stop their use of our solutions, which would harm our business, financial condition and results of operations.

Our solutions involve the storage and transmission of confidential information of clients and their existing and potential employees, and security breaches could expose us to a risk of loss of, or unauthorized access to, this information, resulting in possible litigation and possible liability. Although we have never sustained such a breach, if our security measures were ever breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, an unauthorized party obtained access to this confidential data, our reputation could be damaged, our business could suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not discovered until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and clients.

We may increase our sales and marketing efforts to clients outside the United States and open offices outside the United States, which would expose us to additional risks associated with international operations.

As a part of our future business strategy, we intend to increase our operations outside the United States, including our international sales efforts. In December 2006, we established a wholly foreign owned enterprise in Shanghai, China and hired 23 employees to develop software for us in China. While we have no additional specific plans or commitments with respect to any further international expansion, we may open additional offices outside of the United States in the future. We may not be successful in our efforts to establish our Chinese operations or to expand our sales into international markets and open additional international offices. International operations and sales subject us to risks and challenges that we would otherwise not face if we conducted our business only in the United States including:

•	legal and regulatory restrictions;

•	challenges caused by distance, language and cultural differences and in doing business with foreign agencies and governments;

•	difficulties obtaining additional data sources that cover international job markets at a reasonable cost;

•	difficulties obtaining the data necessary to support international customers on reasonable terms, if at all;

•	difficulties developing algorithms that can be used to generate and analyze data on international job markets;

•	difficulties in developing products and services in different languages and for different cultures;

•	difficulties in managing and staffing international operations;

•	challenges in protecting data and intellectual property;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud;

•	currency exchange rate fluctuations;

•	political and economic instability and export restrictions;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings; and

•	higher costs associated with doing business internationally.

Our limited experience with conducting business internationally increases our risk of operating internationally and requires management to focus additional attention and resources on our international operations. These risks could harm our international expansion efforts or other aspects of our business, which would in turn harm our business, financial condition and results of operations.

Evolving regulation of the Internet may increase our expenditures related to compliance efforts, which may adversely affect our financial condition.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our on-demand business model. For example, we believe that increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our clients’ ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share data with our clients via the Internet. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

The success of our business depends on the continued growth and acceptance of the Internet as a business and communications tool, and the related expansion of the Internet infrastructure.

The future success of our business depends upon the continued and widespread adoption of the Internet as a primary medium for commerce, communication and business applications. Our business growth would be impeded if the performance or perception of the Internet was harmed by security problems such as “viruses,” “worms” and other malicious programs, reliability issues arising from outages and damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle increased demands of Internet activity, increased costs, decreased accessibility and quality of service or increased government taxation of Internet activity.

The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If Internet activity grows faster than Internet infrastructure or if the Internet infrastructure is otherwise unable to support the demands placed on it, or if hosting capacity becomes scarce, our business growth may be adversely affected.

If we are unable to protect our proprietary technology and other intellectual property rights, it will reduce our ability to compete for business and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

Our intellectual property rights are important to our business, and our success is dependent, in part, on protecting our proprietary technology and our brand, marks and domain names. In particular, the processes we use when working with the data we obtain, including the use of algorithms and other analytical tools, are critical to the accuracy of our data sets and the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as licensing agreements, third-party nondisclosure agreements and other contractual provisions and technical measures, to protect our intellectual property rights. These protections may not be adequate to prevent our competitors from copying our solutions or otherwise infringing on our intellectual property rights. Existing copyright laws afford only limited protection for our intellectual property rights and may not protect such rights in the event competitors independently develop solutions similar or superior to ours. In addition, the laws of some countries in which our solutions are or may be licensed may not protect our solutions and intellectual property rights to the same extent as do the laws of the United States.

To protect our proprietary methods, we have one U.S. issued patent and corresponding foreign equivalents, and currently have three U.S. patent applications pending and corresponding foreign equivalents. We cannot assure you that the U.S. Patent and Trademark Office (or its foreign equivalents) will grant these patents, or that the patents granted will give us the protection that we seek.

To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into non-disclosure agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

We will not be able to protect our intellectual property if we do not detect unauthorized use of our intellectual property. If we discover that a third party is infringing upon our intellectual property rights, we may need to undertake costly and time-consuming litigation to enforce our intellectual property rights. We cannot be sure we will prevail in any litigation filed to protect our intellectual property, and even if we are successful in protecting our intellectual property rights, we may incur significant legal costs and management’s attention may be diverted from the ongoing development of our business, which could adversely affect our business. If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products similar to ours, which could decrease demand for our solutions.

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters, or other forms of communication. If a third party successfully asserts a claim that we are infringing their proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable or at all. As currently pending patent applications are not publicly available, we cannot anticipate all such claims or know with certainty whether our technology infringes the intellectual property rights of third parties.

In December 2006, we received a letter from a law firm representing a patent holder which asserts that certain of our products are covered by its patent and offering to enter into a license agreement with us. Although we have reviewed the patent and we believe that our products are not covered by any of the claims in the patent, the patent holder may elect to pursue its assertion through litigation or other means. Any litigation, with or without merit, could be time consuming and expensive to litigate or settle and could divert management’s attention from our business. Any license agreement we enter into with the patent holder could have unfavorable terms, including royalty payments, which could adversely affect our business.

In order to obtain certain of the necessary data that serves as the backbone of our compensation management solutions, we enter into agreements with major consulting firms and other third-party providers. We generally receive data in a summary form. We do not generally have an ability to resell such data in its entirety, but we can use such data internally to generate our proprietary data sets. If a third party successfully asserts a claim that our use of its data has violated our agreement with such provider or infringed upon their copyright, we may be required to remove the applicable data from our data sets and regenerate our data sets without such data. Additionally, we may no longer be able to obtain data from the provider or other providers on reasonable terms, if at all.

We expect that the number of infringement and breach of contract claims in our market will increase as the number of solutions and competitors in our industry grows. These claims, whether or not successful, could:

•	require significant management time and attention;

•	result in costly and time-consuming litigation, and the payment of substantial damages;

•	require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all;

•	require us to remove data from our compensation management data sets and regenerate our data sets without such data;

•	require us to expend additional development resources to redesign our solutions to avoid infringement or discontinue the sale of our solutions;

•	create negative publicity that adversely affects our reputation and brand and the demand for our solutions; or

•	require us to indemnify our clients.

As a result, any third-party intellectual property infringement claims or breach of contract claims against us could increase our expenses and adversely affect our business. In addition, many of our customer agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us resulting from an adverse ruling in any such claim. Even if we have not infringed any third parties’ intellectual property rights, we cannot be sure our legal defenses will be successful, and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management’s time, which could adversely affect our business.

We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new software or enhance our existing solutions, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to complete additional equity or debt financings to secure additional funds. We cannot assure you that further equity or debt financing will be available on acceptable terms. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Our ability to use net operating loss carryforwards in United States may be limited.

As of March 31, 2006, we had net operating loss carryforwards of approximately $14.7 million for federal tax purposes. These loss carryforwards expire at various dates through 2026. To the extent available, we intend to use these net operating loss carryforwards to reduce the U.S. corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. Our ability to utilize net operating loss carryforwards may be limited by the issuance of common stock in this offering. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

Risks Related to this Offering

Being a public company will increase our administrative costs.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Sarbanes-Oxley, as well as new rules subsequently implemented by the SEC and the Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and/or costly. For example, we are migrating our core financial systems to our new accounting system, adopting additional internal controls and disclosure controls and procedures, retaining a transfer agent and a financial printer and adopting corporate governance policies. In addition, as a public company we will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Beginning with our annual report for the year ending March 31, 2008, Section 404 of Sarbanes-Oxley requires us to include an internal control report with our annual report on Form 10-K. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Additionally, beginning with our annual report on Form 10-K for the year ending March 31, 2009, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and a report on its evaluation of the operating effectiveness of our internal control over financial reporting. The material weaknesses and any other deficiencies in internal control that we currently have identified and that we may identify in the future will need to be addressed as part of the evaluation of our internal control over financial reporting and may impair our ability to comply with Section 404. If we are not able to successfully implement internal control over financial reporting, we may not be able to accurately and timely report on our financial position, results of operations or cash flows, which could adversely affect our business and investor confidence in us.

See “— Risks Related to Our Business and Industry — Our independent registered public accounting firm has advised us that it has identified certain material weaknesses in our internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could result in our failure to accurately report our financial results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures.”

There has been no public market, and it is possible that no trading market will develop or be maintained, for our common stock, and you may not be able to resell shares of our common stock for an amount equal to or more than your purchase price.

Prior to this offering, there has not been a public market for our common stock. Therefore, stockholders should be aware that they cannot benefit from information about prior market history as to their decision to invest. Although it is anticipated that the common stock will be approved for quotation on the Nasdaq Global Market, there can be no assurance that a trading market will develop or, if such a market does develop, how liquid that market might become, or whether it will be maintained. The initial public offering price will be determined by our negotiations with the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained, you may be unable to sell the shares of common stock purchased in this offering at an acceptable price or at all.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

Prior to our public offering, we have received very limited analyst coverage. The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. There are many large, well-established publicly-traded companies active in our industry and market, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline and may also impair our ability to expand our business with existing customers and attract new customers.

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock could fluctuate significantly as a result of:

•	quarterly variations in our operating results;

•	seasonality of our business cycle;

•	interest rate changes;

•	changes in the market’s expectations about our operating results;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period or failure of securities analysts to publish reports about us or our business;

•	changes in financial estimates and recommendations by securities analysts concerning our company or the on-demand software industry in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends in our markets;

•	announcements by us or our competitors of acquisitions, new offerings or improvements, significant contracts, commercial relationships or capital commitments;

•	our ability to market new and enhanced offerings on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation;

•	the volume of shares of our common stock available for public sale;

•	any major change in our board or management;

•	sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions and acts of war or terrorism.

Fluctuations in the price of our common stock could contribute to the loss of all or part of your investment. Furthermore, any of the factors listed above could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the offering price. We could be the subject of securities class action litigation due to future stock price volatility, which could divert management’s attention and adversely affect our results of operations.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our employees, current 5% or greater stockholders and affiliated entities will together beneficially own approximately 46% of our common stock outstanding after this offering. As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial. In addition, we anticipate that Kent Plunkett, our Chairman, President and Chief Executive Officer, will beneficially own approximately 22% of our common stock outstanding after this offering. Mr. Plunkett’s significant ownership interest could adversely affect investors’ perception of our corporate governance or delay, prevent or cause a change in control of our company, any of which could adversely affect the market price of our common stock.

We do not intend to pay dividends on our common stock in the foreseeable future.

We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividend in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. For more information, see “Dividend Policy.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We may not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the estimated net proceeds from this offering to repay outstanding indebtedness, acquire additional data to supplement and expand our data sets, hire additional sales personnel and for general corporate purposes, including working capital and capital expenditures, and for possible investments in, or acquisitions of, complementary products, technologies or businesses. We have not allocated these estimated net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these estimated net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, in that the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. Based on an assumed offering price of $9 per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $7.07 per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.

Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include:

•	our board of directors is divided into three classes serving staggered three-year terms;

•	only our board of directors may call special meetings of our stockholders;

•	our stockholders may take action only at a meeting of our stockholders and not by written consent;

•	we have authorized undesignated “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	stockholder approval of amendments of our certificate of incorporation requires a vote of a majority of our outstanding shares and, in some cases, a vote of 75% of our outstanding shares;

•	stockholder approval of amendments of our by-laws requires a vote of a majority of our outstanding shares or, if the amendment is not recommended by our board of directors, a vote of 75% of our outstanding shares;

•	vacancies on the board of directors may be filled only by the directors;

•	stockholders may remove our directors only for cause and with the affirmative vote of the holders of 75% of the votes that all stockholders would be entitled to cast in the election of directors; and

•	we require advance notice for stockholder proposals.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

In connection with this offering, we, along with our officers, directors and certain stockholders, will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without Thomas Weisel Partners LLC’s consent. However, Thomas Weisel Partners LLC may release these shares from these restrictions at any time. In evaluating whether to grant such a request, Thomas Weisel Partners LLC may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

A total of approximately 9,234,180 shares of common stock may be sold in the public market by existing stockholders on or about 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities law. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. We have identified below some important factors that could cause our forward-looking statements to differ materially from actual results, performance or financial condition:

•	our ability to become profitable;

•	the ability of our solutions to achieve market acceptance;

•	a highly competitive market for compensation management;

•	failure of our customers to renew their subscriptions for our products;

•	our inability to adequately grow our operations and attain sufficient operating scale;

•	our inability to effectively protect our intellectual property and not infringe on the intellectual property of others;

•	our inability to raise sufficient capital when necessary or at satisfactory valuations;

•	the loss of key personnel; and

•	other factors discussed elsewhere in this prospectus.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our common stock.

USE OF PROCEEDS

We will receive estimated net proceeds of approximately $30.9 million from the sale of              shares of common stock at the assumed initial public offering price of $9 per share, after deducting estimated underwriting commissions and discounts of $2.6 million and estimated offering expenses of $4.3 million. If the underwriters exercise their overallotment option in full, then the estimated net proceeds will be approximately $32.9 million. We will not receive any proceeds from the sale of shares by the selling stockholders.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We intend to repay all amounts owed under our term loan and working capital line of credit with Silicon Valley Bank. As of December 31, 2006, we had approximately $4.4 million outstanding under the term loan and working capital line of credit. Our term loan matures September, 2009 and bears interest at a floating annual rate of 1% plus the prime rate and the revolving portion of our credit facility matures August 9, 2008 and bears interest at a floating annual rate of 0.25% plus the prime rate. We entered into the loan agreement with Silicon Valley Bank in August 2006 in order to provide additional working capital for our business and to discharge our existing indebtedness under our revolving line of credit with Kent Plunkett, our Chairman, President and Chief Executive Officer.

We intend to use the remainder of our net proceeds to finance our working capital needs and for general corporate purposes. We may also use a portion of our net proceeds to acquire new data to supplement and expand our existing data sets as well as to acquire complementary products, technologies or businesses. Although we currently have no agreements or commitments to complete any acquisitions or other such transactions and have not allocated funds for any such transactions in our business plan, we believe that the proceeds from this offering will enable us to more effectively pursue strategic opportunities, such as the acquisitions and other transactions discussed above, when and as we identify them.

The amounts described above reflect our estimate of the use of our net proceeds from this offering, based on our current plans. The amounts and timing of our actual expenditures will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business. If our operating cash flows are lower than we expect, we may need to fund operating expenses and capital expenditures with the proceeds of this offering. Management will have significant flexibility in applying the net proceeds from this offering. See “Risk Factors — Risks Related to this Offering—Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.” Pending any use, the net proceeds of this offering will be invested in short-term, interest-bearing investment-grade securities.

DIVIDEND POLICY

Our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate paying dividends in the foreseeable future. Moreover, our loan and security agreement relating to our term loan and credit facility imposes restrictions on our ability to declare and pay dividends. Although we intend to repay the amounts owed under our term loan and credit facility, we intend to maintain our ability to borrow under the credit facility. We may also incur future indebtedness that will limit our ability to declare and pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all of our preferred stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to (1) the sale by us of 4,198,443 shares of common stock at an assumed initial public offering price of $9 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and (2) the use of $3.8 million of the estimated net proceeds to repay a portion of our outstanding indebtedness. See “Use of Proceeds” for more information regarding our use of the net proceeds of this offering to repay debt.

You should read the following table in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2006
	Actual	(Unaudited) Pro forma	Pro forma as adjusted
	(in thousands, except share and per share data)
Cash(1)	$4,583	$4,583	31,674

Term loan and revolving line of credit	3,800	3,800	—
Redeemable convertible preferred stock	10,796	—	—
Stockholders’ deficit:
Common stock, par value $0.0001 per share, 125,000,000 shares authorized; 5,021,358 shares issued and 5,016,878 outstanding, actual; 125,000,000 shares authorized, 6,779,957 shares issued and 6,775,477 outstanding on a pro forma basis; 100,000,000 shares authorized; 10,978,400 shares issued and 10,973,920 shares outstanding, pro forma as adjusted(2)	1	1	1
Additional paid-in capital(1)	3,791	14,587	45,479
Treasury stock, 4,480 shares at cost	(1)	(1)	(1)
Subscription receivable	(26)	(26)	(26)
Accumulated deficit	(23,082)	(23,082)	(23,082)

Total stockholders’ deficit(1)	(19,317)	(8,521)	22,371

Total capitalization(1)	$(4,721)	$(4,721)	$22,371

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $9 would increase (decrease) each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by $4.2 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	For accounting purposes only, the number of issued and outstanding shares does not include 3,630,488 shares of restricted stock. These shares are subject to a risk of repurchase by us until such shares are vested. See Note 8 to our financial statements for more information.

DILUTION

Our pro forma net tangible book value as of September 30, 2006 was $(9.2) million, or $(1.36) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of common stock outstanding, as of September 30, 2006, after giving effect to the conversion of each outstanding share of our preferred stock upon the closing of this offering.

After giving effect to this offering and the receipt of $30.9 million of estimated net proceeds from this offering, based on an assumed initial public offering price of $9 per share, the mid-point of the price range set forth on the front cover of this prospectus, the pro forma net tangible book value of our common stock as of September 30, 2006 would have been $21.7 million, or $1.93 per share. This amount represents an immediate increase in net tangible book value of $3.29 per share to the existing stockholders and an immediate dilution in net tangible book value of $7.07 per share to purchasers of our common stock in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the amount of cash paid by a new investor for a share of common stock. The new investors will have paid $9 per share even though the per share value of our assets after subtracting our liabilities is only $1.93. In addition, the total consideration from new investors will be $37.8 million, which is 72% of the total of $52.4 million paid for all shares of common stock outstanding, but new investors will own only 37% of our outstanding shares of common stock. The following table illustrates such dilution:

Assumed initial public offering price per share		$9.00
Historical net tangible book value (deficit) per share as of September 30, 2006	$(3.99)
Increase per share attributable to pro forma conversion of preferred stock	2.63

Pro forma net tangible book value per share before this offering	(1.36)
Increase per share attributable to this offering	$3.29

Pro forma net tangible book value per share after this offering		1.93

Dilution per share to new investors		$7.07

A $1.00 increase in the assumed initial public offering price of $9 would increase the pro forma net tangible book value per share after this offering by $0.35 per share and would increase the dilution in pro forma net tangible book value to new investors by $0.65 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their overallotment option in full, the pro forma net tangible book value per share after the offering would be $23.7 million, or $2.11 per share. This amount represents an immediate increase in net tangible book value of $3.47 per share to the existing stockholders and an immediate dilution in net tangible book value of $6.89 per share to purchasers of our common stock in this offering.

SELECTED FINANCIAL DATA

The selected statement of operations data for the three years ended March 31, 2006, and balance sheet data as of March 31, 2004, 2005 and 2006, have been derived from our audited financial statements for the fiscal years ended March 31, 2004 and 2005, which have been audited by Vitale, Caturano & Company LTD., an independent registered public accounting firm, as indicated in their report, and from our audited financial statements for the fiscal year ended March 31, 2006, which have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report. The selected statement of operations data for the years ended March 31, 2002 and 2003 and balance sheet data for the fiscal years ended March 31, 2002 and 2003 have been derived from our unaudited financial statements for the fiscal years ended March 31, 2002 and 2003. These unaudited financial statements include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) that management considers necessary for the fair presentation of the financial information set forth in these statements. The statement of operations data for the six months ended September 30, 2005 and 2006 and the balance sheet data as of September 30, 2006 were derived from our unaudited financial statements and related notes, which are included in this prospectus. These unaudited financial statements include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) that management considers necessary for the fair presentation of the financial information set forth in those statements. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth below and our financial statements and related notes included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected in any future period and the results for the six months ended September 30, 2006 should not be considered indicative of results expected for the full year.

(in thousands, except per share data)
						Six months ended
	Years ended March 31,					September 30,
	2002	2003	2004	2005	2006	2005	2006
Statement of Operations:	(Unaudited)					(Unaudited)
Revenue:
Subscription revenues	$964	$2,699	$5,150	$8,565	$13,037	$5,774	$9,281
Advertising revenues	508	785	1,250	1,411	2,262	965	1,316

Total revenues	1,472	3,484	6,400	9,976	15,299	6,739	10,597
Cost of revenues(1)	972	690	901	1,831	3,108	1,366	2,152

Gross profit	500	2,794	5,499	8,145	12,191	5,373	8,445
Operating expenses:
Research and development(1)	570	671	846	1,410	2,238	918	1,601
Sales and marketing(1)	1,919	2,438	3,477	5,855	8,573	3,585	5,600
General and administrative(1)	1,520	1,959	2,002	2,798	4,337	1,965	3,099
Amortization of intangible assets	—	—	—	—	—	—	77

Total operating expenses	4,009	5,068	6,325	10,063	15,148	6,468	10,377
Loss from operations	(3,509)	(2,274)	(826)	(1,918)	(2,957)	(1,095)	(1,932)
Other income (expense)	(259)	64	(368)	(372)	(173)	(97)	(48)

Net loss	(3,768)	(2,210)	(1,194)	(2,290)	(3,130)	(1,192)	(1,980)
Accretion of preferred stock	(352)	(514)	(473)	(513)	(515)	(258)	(258)

Net loss attributable to common stockholders	$(4,120)	$(2,724)	$(1,667)	$(2,803)	$(3,645)	$(1,450)	$(2,238)

Net loss attributable to common stockholders per share, basic and diluted	$(8.91)	$(3.47)	$(0.68)	$(0.81)	$(0.89)	$(0.37)	$(0.46)

(1)	Net loss includes stock-based compensation expense, as follows:

						Six months ended
	Years ended March 31,					September 30,
	2002	2003	2004	2005	2006	2005	2006
	(Unaudited)					(Unaudited)
Stock-based compensation
Cost of revenues	$—	$—	$—	$41	$186	$18	$55
Research and development	—	—	—	57	180	14	37
Sales and marketing	—	—	—	162	401	55	136
General and administrative	—	—	1	252	311	86	259

	$—	$—	$1	$512	$1,078	$173	$487

(in thousands)
	As of March 31,					As of September 30,
	2002	2003	2004	2005	2006	2006
	(Unaudited)					(Unaudited)
Balance Sheet Data:
Cash	$213	$156	$1,423	$392	$1,814	$4,583
Total assets	1,150	1,177	3,401	3,428	7,028	11,249
Total debt	1,830	2,264	2,654	1,100	800	3,800
Total deferred revenue	489	1,682	3,863	6,384	10,548	12,280
Redeemable convertible preferred stock	7,430	8,104	9,185	9,973	10,538	10,796
Total stockholders’ deficit	(9,463)	(11,961)	(13,070)	(15,240)	(17,914)	(19,317)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our actual results to differ materially from our expectations. Factors that could cause such differences include those described in “Risk Factors” and elsewhere in this prospectus.

Overview

Salary.com is a leading provider of on-demand compensation management solutions. Our comprehensive on-demand software applications are integrated with our proprietary data sets to automate the essential elements of our customers’ compensation management processes. As a result, our solutions can significantly improve the effectiveness of our customers’ compensation spending. We enable employers of all sizes to replace or supplement inefficient and expensive traditional approaches to compensation management, including the use of paper-based surveys, consultants, internally developed software applications and spreadsheets.

Our on-demand solutions, which incorporate market compensation intelligence from our proprietary data sets, enable companies to determine how much to pay new and existing employees and to manage overall compensation programs. Our data sets contain base, bonus and incentive pay data for positions held by more than 73% of U.S. employees and similar data for the top executives in over 10,000 U.S. public companies. Our flagship offering is CompAnalyst, a suite of compensation management applications that integrates our data, third party survey data and a customer’s own pay data in a complete analytics offering. We have also introduced TalentManager, an employee life-cycle performance management application that links employee pay to performance. We offer these solutions principally on an annual or multi-year subscription basis. In addition to our on-demand enterprise software offerings, we also provide a series of applications through our website, which allows us to deliver salary management comparison and analysis tools to individuals and small businesses on a cost-effective, real-time basis.

We were organized as a Delaware corporation in 1999. As of September 30, 2006, our enterprise subscriber base has grown to approximately 1,500 companies who spend from $2,000 to more than $100,000 annually. We have achieved 22 consecutive quarters of revenue growth since April 2001. During the years ended March 31, 2004, 2005 and 2006, and the six months ended September 30, 2006, we achieved positive operating cash flows of $0.3 million, $0.9 million, $1.8 million, and $0.6 million, respectively. During these periods, we have consistently incurred operating losses, including $0.8 million for 2004, $1.9 million for 2005, $3.0 million for 2006 and $1.9 million for the six months ended September 30, 2006. As of September 30, 2006, we had an accumulated deficit of $23.1 million.

Sources of Revenues

We derive our revenues primarily from subscription fees and, to a lesser extent, through advertising on our website. For the years ended March 31, 2004, 2005 and 2006, subscription revenues accounted for 80%, 86% and 85%, respectively, of our total revenues and for the years ended March 31, 2004, 2005 and 2006, advertising revenues accounted for 20%, 14% and 15%, respectively, of our total revenues. For the years ended March 31, 2004, 2005 and 2006, our subscription revenues derived from our TalentManager products comprised less than 15% of our total revenues, with the remainder of our subscription revenues being derived from our compensation management and data products.

Subscription revenues are comprised primarily of subscription fees from enterprise and small business customers who pay a bundled fee for our on-demand software applications and data products and implementation services related to our subscription products, as well as syndication fees from our website partners and premium membership subscriptions sold primarily to individuals. Subscription revenues are recognized ratably over the contract period as they are earned. Our subscription agreements for our enterprise subscription customer base are typically one to five years in length, and as of September 30, 2006, approximately 42% of our contracts were more than one year in length. We generally invoice our customers annually in advance of their subscription (for both new products and renewals), with payment due upon receipt of invoice. Deferred revenue consists primarily of billings or payments received in advance of revenue recognition from our subscription agreements and is recognized over time as the revenue recognition criteria are met. Changes in deferred revenue generally indicate the trend for subscription revenues over the following year as the current portion of deferred revenue is expected to be recognized as revenue within 12 months. To a lesser extent, subscription revenues also include fees for professional services which are not bundled with our subscription products and revenue from the sale of our Compensation Market Study and Salary.com Survey products, which are not sold on a subscription basis.

Advertising revenues are comprised of revenues that we generate through agreements to display third party advertising on our website for a fixed period of time or fixed number of impressions. Advertising revenues are recognized as the advertising is displayed on the website.

Cost of Revenues and Operating Expenses

Cost of Revenues.    Cost of revenues consists primarily of costs for data development and data acquisition, fees paid to our network provider for the hosting and managing of our servers, related bandwidth costs, compensation costs for the support and implementation of our products and amortization of capitalized software costs. As we continue to implement and support our new and existing products and expand our data sets, we expect that over the next few years cost of revenues will continue to increase as a percentage of revenue and on an absolute dollar basis. Over the longer term, we expect our cost of revenues to decrease as a percentage of revenue as our business grows and our new data products gain market acceptance.

Research and Development.    Research and development expenses consist primarily of compensation for our software and data application development personnel. We have historically focused our research and development efforts on improving and enhancing our existing on-demand software and data offerings as well as developing new features, functionality and products. We expect that in the future, research and development expenses will increase on an absolute basis as we upgrade and extend our service offerings and develop new technologies.

Sales and Marketing.    Sales and marketing expenses consist primarily of compensation for our sales and marketing personnel, including sales commissions, as well as the costs of our marketing programs. We capitalize our sales commissions at the time a subscription agreement is executed by a customer and we recognize the initial year sales commission expense ratably over one year. In the case of multi-year agreements, upon billing the customer for each additional year, we incur a subsequent sales commission and recognize the expense for such commission over the applicable year. Typically, a majority of the sales commission is recognized in the initial year of the subscription term. In order to add new customers and increase sales to our existing customers, we plan to continue to invest heavily in our sales efforts by increasing the number of direct sales personnel. We also plan to expand our marketing activities in order to extend brand awareness and generate additional leads for our sales staff. As a result, we expect that our sales and marketing expenses will increase on an absolute basis as we grow our business.

General and Administrative.    General and administrative expenses consist of compensation expenses for executive, finance, accounting, administrative and management information systems personnel, professional fees and other corporate expenses. We expect that in the fiscal year ending March 31, 2007 and for some period of time thereafter, general and administrative expenses will increase on an absolute basis as we incur additional costs associated with being a public company. In particular, we will incur costs to implement and maintain our new accounting system and to hire additional personnel to enable us to meet our financial reporting and regulatory compliance requirements, which are necessary to remediate certain material weaknesses in our internal control over financial reporting that have been identified by our independent registered public accounting firm. See “Risk Factors—Risks Related to Our Business and Industry—Our independent registered public accounting firm has advised us that it has identified certain material weaknesses in our internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could result in our failure to accurately report our financial results” and “—Controls and Procedures.”

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in the notes to our financial statements, the following accounting policies involve a greater degree of judgment, complexity and effect on materiality. A critical accounting policy is one that is both material to the presentation of our financial statements and requires us to make difficult, subjective or complex judgments for uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition.    In accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by Staff Accounting Bulletin No. 104, “Revenue Recognition,” we recognize revenues from subscription agreements for our on-demand software and related services when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is probable and the amount of the fees to be paid by the customer is fixed or determinable. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue. Our subscription agreements generally contain multiple service elements and deliverables. These elements include access to our software and often specify initial services including implementation and training. Except under limited circumstances, our subscription agreements do not provide customers the right to take possession of the software at any time.

In accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21, issued by the Emerging Issues Task Force of the Financial Accounting Standards Board, or FASB, in May 2003, we define all elements in our multiple element subscription agreements as a single unit of accounting, and accordingly, recognize all associated revenue over the subscription period, which is typically one to five years in length. In the event professional services relating to implementation are required, we generally do not recognize revenue until such implementation is complete. In applying the guidance in EITF 00-21, we determined that we do not have objective and reliable evidence of the fair value of the subscription to our on-demand software after delivery of specified initial services. We therefore account for our subscription arrangements and our related service fees as a single unit.

Income Taxes.    We account for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” or SFAS 109, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of all of the deferred tax asset will not be realized. The realization of the deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary.

Software Capitalization Costs.    We capitalize certain internal software development costs under the provisions of Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. Costs incurred during the preliminary project stage and the post-implementation stages are expensed as incurred. Certain qualifying costs incurred during the application development stage are capitalized as property, equipment and software. These costs generally consist of internal labor during configuration, coding, and testing activities. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized using the straight-line method over the estimated useful life of the software, generally three years.

Allowance for Doubtful Accounts.    We maintain an allowance for doubtful accounts for estimated losses resulting from our customers’ inability to pay us. The provision is based on our historical experience and for specific customers that, in our opinion, are likely to default on our receivables from them. In order to identify these customers, we perform ongoing reviews of all customers that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has become available indicating a significant risk of non-recoverability. In addition, we have experienced significant growth in the number of our customers, and we have less payment history to rely upon with these customers. We rely on historical trends of bad debt as a percentage of total revenue and apply these percentages to the accounts receivable associated with new customers and evaluate these customers over time. To the extent that our future collections differ from our assumptions based on historical experience, the amount of our bad debt and allowance recorded may be different.

Stock-Based Compensation. Effective April 1, 2005, we adopted FASB Statement No. 123-revised, “Share-Based Payment” or SFAS 123R, which revises SFAS No. 123, “Accounting for Stock-Based Compensation” or SFAS 123 and supersedes Accounting Principles Board or APB Opinion No. 25, “Accounting for Stock Issued to Employees” or APB 25. SFAS 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such expense be measured at the fair value of the award.

We adopted SFAS 123R using the prospective method of application, which requires us to recognize compensation expense on a prospective basis; therefore, prior period financial statements have not been restated. Compensation expense recognized includes the expense of stock options granted on and subsequent to April 1, 2005. Stock options granted by us prior to that time are specifically excluded from SFAS 123R and will continue to be accounted for in accordance with APB 25. These options were valued using the minimum value method.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. In fiscal 2006, we used the Black-Scholes option-pricing model to value our option grants and determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. Prior to the adoption of SFAS 123R, we had adopted SFAS 123, but in accordance with SFAS 123, we had elected not to apply fair value-based accounting for awards under our employee stock incentive plan through March 31, 2005. Instead, we measured compensation expense for our stock plans using the intrinsic value method prescribed by APB 25 and related interpretations and provided pro forma disclosures as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of SFAS 123”.

In fiscal 2006, we have employed the following key assumptions to determine fair values of option grants pursuant to the Black-Scholes option pricing model:

March 31, 2006
Expected dividend yield	0%
Risk-free interest rate	3.72-4.82%
Expected option term (in years)	5
Volatility	60-75%

We estimate our expected volatility based on that of our publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data from our traded share price. Management believes that the historical volatility of the Company’s stock price does not best represent the expected volatility of the stock price. We are currently a private company and therefore lack company-specific historical and implied volatility information. We intend to continue to consistently use the same group of publicly-traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of our share price becomes available or that the selected companies are no longer suitable for this purpose.

The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life.

The expected term of the options granted was determined based upon review of the period that our share-based awards are expected to be outstanding and is estimated based on historical experience of similar awards, giving consideration to the contractual term of the awards, vesting schedules, employee turnover and expectations of employee exercise behavior.

The stock price volatility and expected terms utilized in the calculation of fair values involve management’s best estimates at that time, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the option. SFAS 123R also requires that we recognize compensation expense for only the portion of options that are expected to vest. Therefore, we have estimated expected forfeitures of stock options with the adoption of SFAS 123R. In developing a forfeiture rate estimate, we have considered our historical experience, our growing employee base and the limited liquidity of our common stock. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

We have historically granted stock options at exercise prices equivalent to the fair value of our common stock as estimated by our board of directors, with input from management, as of the date of grant. Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors, including our operating and financial performance and corporate milestones, the prices at which we sold shares of redeemable convertible preferred stock, the superior rights and preferences of securities senior to our common stock at the time of each grant and the risk and non-liquid nature of our common stock. In years prior to 2006, we have not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options, we believed our estimates of the fair value of our common stock to be reasonable based on the foregoing factors.

In anticipation of a potential public offering and solely for the purposes of accounting for stock-based compensation for financial statement purposes, during 2006 we reassessed the valuation of our common stock at various selected dates from April 1, 2004 through March 31, 2006. The difference between the original estimated fair value and the reassessed valuation of the underlying common stock related to the grants made during those timeframes has been booked as additional compensation expense in our financial statements. Reassessed values are inherently uncertain and highly subjective. We made retrospective adjustments to our financial statements for the year ended March 31, 2005 related to these valuations. Prior to April 1, 2004, no expense was recorded as we determined that the estimated fair value of our stock at the date of grant did not exceed the exercise price.

Additionally, for fiscal 2005, prior to adoption of SFAS 123R, we have revised the Black-Scholes fair value of the stock option grants to reflect the reassessed fair value of our common stock, which is included in the pro forma compensation expense per our financial statement footnote. Upon adoption of SFAS 123R during fiscal 2006, the Black-Scholes calculations reflect the reassessed fair value of our common stock and the fair value of these grants will be recognized as compensation expense on a straight line basis over the vesting period of the options. The compensation expense on unvested options at March 31, 2006 that will be recognized in future periods net of forfeitures is as follows:

	2007	2008	2009	2010	2011
123R Stock-Based Compensation Charge	$760,095	$901,689	$946,840	$946,840	$653,615

We account for stock compensation arrangements with non-employees in accordance with Emerging Issues Task Force No. 96-18, or EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, using a fair value approach. For stock options granted to non-employees, the fair value of the stock options is estimated using the Black-Scholes valuation model. Stock-based compensation expense is recognized over the period of expected service by the non-employee. As the service is performed, we are required to update these assumptions and periodically revalue unvested options and make adjustments to the stock-based compensation expense using the new valuation. These adjustments may result in additional or lesser stock-based compensation expense than originally estimated or recorded, with a corresponding increase or decrease in compensation expense in the statement of operations.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value.    Determining the fair value of our stock requires making complex and subjective judgments. Our approach to the valuation of our company is based on a weighted average of the guideline public company method and the discounted future cash flow method.

We estimated our enterprise value under the guideline public company method by comparing our company to publicly-traded companies in our industry group. The companies used for comparison under the guideline public company method were selected based on a number of factors, including but not limited to, the similarity of their industry, business model, and financial risk to those of ours. We used those companies that we believed were closely comparable to ours, based on the above factors. In determining our enterprise value under this method, we utilized a risk adjusted enterprise value multiple to sales ratio, which ranged from 1.9 to 3.5 during the period from September 30, 2004 through November 6, 2006, based on the median of the guideline companies and applied the ratio to the sales of our company.

We also estimated our enterprise value under the discounted future cash flow method, which involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Our revenue forecasts are based on expected market growth rates ranging from 25% to 58% over the next five years as well as assumptions about our future costs during the next five years. There is inherent uncertainty in making these estimates. These assumptions underlying the estimates are consistent with the plans and estimates that we use to manage the business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 22.31% to 33.33% during the period from September 30, 2004 through November 6, 2006. If different discount rates had been used, the valuations would have been different.

In order to allocate the enterprise value determined under the guideline public company method and the discounted future cash flow method to our common stock, we used the probability-weighted expected return method. Under the probability-weighted expected return method, the fair market value of the common stock is estimated based upon an analysis of future values for our company assuming various future outcomes. The anticipated timing of these future outcomes is based on the plans of our board and management. Stock value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us as well as the rights of each class of stock.

The fair market value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to our stockholders under each of four possible future scenarios. Three of the scenarios assume a stockholder exit, through our initial public offering, sale or dissolution. The fourth scenario assumes operations continue as a private company and no exit transaction occurs.

For each of the first three scenarios, estimated future and present values for our common stock were calculated using assumptions including: the expected pre-money valuation (pre-offering or pre-sale); the expected dates of the future expected initial public offering or sale; and an appropriate risk-adjusted discount rate. An estimated present value for our common stock was calculated for the fourth scenario (private company with no exit scenario) using a weighted average of the discounted cash flow method and the guideline public company method. Finally, the present values calculated for our common stock under each scenario were weighted based our management’s estimates of the probability of occurrence of each of the scenarios. The resulting value indications represent the estimated fair market value of our common stock at each valuation date.

Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and Estimated IPO Price.    As discussed more fully in Note 8 to the financial statements, we granted stock options with exercise prices of $0.223 per share during the 12 months ended September 30, 2006 (although we did not grant any options between April 1, 2006 and September 30, 2006). We determined that the fair value of our common stock increased from $1.161 per share to $5.804 per share during that period. The reasons for the difference between the fair value of our common stock and an estimated mid-point of the price range set forth on the front cover of this prospectus of $9 per share are as follows:

•	During the quarter ended December 31, 2005, we continued to operate our business in the ordinary course. Although we saw increases in sales and revenue, we also increased our operating expenses in support of growing the business (primarily by hiring additional personnel). Our business continued to operate at a GAAP loss. During this quarter we had no plans to launch an initial public offering in the near term, as we did not believe that an initial public offering would be worthwhile for a company of our small size.

•

During the quarter ended March 31, 2006, we continued to operate our business in the ordinary course. Although we saw increases in sales and revenue, we also increased our operating expenses in support of growing the business (primarily by hiring additional personnel). Our business continued to operate at a GAAP loss. In order to strengthen our infrastructure, we hired an experienced Chief Financial Officer with a background in technology companies as well as experience in the financial management of public companies. Throughout this quarter, we continued to believe that our small size, combined with continued operating losses, would preclude us from completing an initial public offering in the near term.

•	During the quarter ended June 30, 2006, we acquired certain assets of the eComp Data Services Division from Aon Consulting, Inc. for total consideration, including assumed liabilities, of $705,000. This small but strategic acquisition assisted us in accelerating our growth through product and client expansion. We also started to explore the possibility of opening a software development center in China. During this quarter we reviewed the performance of on-demand software companies that had recently completed an initial public offering and found that we might be approaching the growth and cash flow metrics that would permit us to launch an initial public offering given the success of other on-demand software companies.

•	With the continued success of other on-demand software companies that had recently completed their initial public offerings, we concluded that it made sense to begin a dialogue with investment banks about a possible initial public offering. During the quarter ended September 30, 2006, we engaged investment bankers, lawyers and accountants to start the process of an initial public offering and held our initial organizational meeting.

Based on an estimated mid-point of our price range of $9, the intrinsic value of the options outstanding at September 30, 2006, was $5.4 million, of which $1.8 million related to vested options and $3.6 million related to unvested options.

Although we expect that the completion of this offering will add value to our common stock because of increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty.

Valuation of Goodwill.    We follow the guidance of SFAS No. 142, “Goodwill and Other Intangible Assets” or SFAS 142. In accordance with SFAS No. 142, goodwill and certain intangible assets are no longer amortized, but instead we assess the impairment of goodwill and identifiable intangible assets on at least an annual basis and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors we consider important that could trigger an impairment review include significant underperformance relative to historically or projected future operating results, identification of other impaired assets within a reporting unit, the disposition of a significant portion of a reporting unit, significant adverse changes in business climate or regulations, significant changes in senior management, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period, a decline in our credit rating, or a reduction of our market capitalization relative to net book value. Determining whether a triggering event has occurred includes significant judgment from management.

The goodwill impairment test prescribed by SFAS No. 142 requires us to identify reporting units and to determine estimates of the fair value of our reporting units as of the date we test for impairment. To conduct a goodwill impairment test, the fair value of the reporting unit is compared with its carrying value. If the reporting unit’s carrying value exceeds its fair value, we record an impairment loss to the extent that the carrying value of the goodwill exceeds its implied fair value. The fair value of a reporting unit is the amount for which the unit as a whole could be bought or sold in a current transaction between willing parties. The estimation of the fair values of reporting units requires the use of discounted cash flow valuation models. Those models require estimates of future revenue, profits, capital expenditures and working capital for each unit. These estimates will be determined by evaluating historical trends, current budgets, operating plans and industry data. Determining the fair value of reporting units and goodwill includes significant judgment by management and different judgments could yield different results.

Results of Operations

The following tables set forth selected statements of operations data for each of the periods indicated as a percentage of total revenues.

	Year Ended March 31,			Six Months Ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)

Revenues
Subscription Revenues	80%	86%	85%	86%	88%
Advertising Revenues	20	14	15	14	12

Total Revenues	100	100	100	100	100

Cost of Revenues	14	18	20	20	20

Gross Profit	86	82	80	80	80

Operating Expenses
Research and Development	13	14	15	14	15
Sales and Marketing	55	59	56	53	53
General and Administrative	31	28	28	29	29
Amortization of Intangible Assets	—	—	—	—	1

Total Operating Expenses	99	101	99	96	98

Loss from Operations	(13)	(19)	(19)	(16)	(18)
Other Income (Expense) Net	(6)	(4)	(1)	(2)	—

Net Loss	(19)%	(23)%	(20)%	(18)%	(18)%

The following table sets forth our total deferred revenue and net cash (used in) provided by operating activities for each of the periods indicated as well as our active enterprise subscribers. We define our active enterprise subscribers as those companies that had an active enterprise subscription license for one or more years at an annual rate of more than $2,000 during at the end of the periods indicated.

(in thousands, except for active subscribers)

	Year Ended March 31,			Six Months Ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)

Total deferred revenue	$3,863	$6,384	$10,548	$7,675	$12,280
Net cash provided by operating activities	330	939	1,778	73	569
Active enterprise subscribers	528	907	1270	1,179	1,511

Six Months Ended September 30, 2006 and 2005

Revenues.    Revenues for the six months ended September 30, 2006 were $10.6 million, an increase of $3.9 million, or 57%, over revenues of $6.7 for the six months ended September 30, 2005. Subscription revenues were $9.3 million for the six months ended September 30, 2006, an increase of $3.5 million, or 61%, over subscription revenues of $5.8 million for the six months ended September 30, 2005. The growth in subscription revenues was due principally to an increase of $1.4 million in renewal revenues to existing subscription customers, an increase of $1.2 million in revenues to new subscription customers due to an increase of $0.5 million in revenues from additional products sold to existing customers for the six months ended September 30, 2006 as compared to the six months ended September 30, 2005. The increase in total revenues was due to our hiring of additional sales personnel focused on retaining existing customers, adding new customers and upselling to existing customers. While we introduced

Talent Manager in 2004, we have not yet recognized a material amount of revenues from this solution partly due to the requirement to recognize revenue over the subscription period. Advertising revenues were $1.3 million for the six months ended September 30, 2006, an increase of $0.3 million, or 36%, over advertising revenues of $1.0 million for the six months ended September 30, 2005. The growth in advertising revenues was primarily due to increased advertising volume. Total deferred revenue as of September 30, 2006 was $12.3 million, representing an increase of $4.6 million, or 60%, over total deferred revenue of $7.7 million as of September 30, 2005.

Cost of Revenues.    Cost of revenues for the six months ended September 30, 2006 was $2.2 million, an increase of $0.8 million, or 58%, over cost of revenues of $1.4 million for the six months ended September 30, 2005. The increase was primarily due to a $496,000 increase in employee related costs due to the addition of 17 personnel from September 30, 2005 to September 30, 2006 for our compensation and professional service teams, a $38,000 increase in stock-based compensation expense as well as $111,000 of costs associated with sales of our CompAnalyst Executive Product which was not available during the six months ended September 30, 2005. As a percent of total revenues, cost of revenues remained at 20%. We increased the number of professional service personnel in order to provide implementation services to our increasing number of customers.

Research and Development Expenses.    Research and development expenses for the six months ended September 30, 2006 were $1.6 million, an increase of $0.7 million, or 74%, over research and development expenses of $0.9 million for the six months ended September 30, 2005. The increase in research and development expenses was primarily due to a $484,000 increase in employee related costs due to the addition of 14 personnel from September 30, 2005 to September 30, 2006, and an increase of $23,000 in stock-based compensation expense. Our research and development headcount increased as we hired additional personnel to upgrade and expand our on-demand software.

Sales and Marketing Expenses.    Sales and marketing expenses for the six months ended September 30, 2006 were $5.6 million, an increase of $2.0 million, or 56%, over sales and marketing expenses of $3.6 million for the six months ended September 30, 2005. The increase was primarily due to a $1.2 million increase in employee related costs due to the addition of 26 sales and marketing personnel from September 30, 2005 to September 30, 2006, $331,000 in increased sales commissions as a result of increased sales, and to a lesser extent, an $81,000 increase in stock-based compensation expense. Our sales and marketing headcount increased as we hired additional personnel to focus on adding new customers and increasing revenues from existing customers.

General and Administrative Expenses.    General and administrative expenses for the six months ended September 30, 2006 were $3.1 million, an increase of $1.1 million, or 58%, over general and administrative expenses of $2.0 million for the six months ended September 30, 2005. The increase in general and administrative expenses was due to an increase of $234,000 in rent expense related to taking on additional space to support continued growth, a $173,000 increase in stock-based compensation expense, a $137,000 increase in employee related costs due to the addition of 7 IT, accounting and legal personnel and a $98,000 increase in depreciation expense from September 30, 2005 to September 30, 2006. Our general and administrative headcount increased as we hired additional personnel to support our growth.

Amortization of Intangible Assets.    Amortization of intangible assets for the six months ended September 30, 2006 was $77,000. The amortization was the result of the acquisition of certain assets of the eComp Data Services Division from Aon Consulting in April 2006.

Other Income (Expense).    Other income (expense) consists primarily of interest income and expense. Other income (expense) for the six months ended September 30, 2006 was an expense of $48,000, a decrease of $49,000, or 51%, from other expenses of $97,000 for the six months ended September 30, 2005. The decrease was primarily due to decreased interest expense attributable to the paying down of certain outstanding notes and a lower average outstanding balance on our lines of credit.

Fiscal Years Ended March 31, 2006 and 2005

Revenues.    Revenues for 2006 were $15.3 million, an increase of $5.3 million, or 53%, over revenues of $10.0 million for 2005. Subscription revenues were $13.0 million in 2006, an increase of $4.4 million, or 52%, over subscription revenues of $8.6 million in 2005. The growth in subscription revenues was due principally to an increase of $1.8 million in renewal revenues to existing subscription customers, an increase of $1.5 million in revenues to new subscription customers and due to an increase of $0.6 million in revenues from additional products sold to existing customers for the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005. The increase in total revenues was due to our hiring of additional sales personnel focused on retaining existing customers, adding new customers and upselling to existing customers. Although we introduced Talent Manager in 2004, we have not yet recognized a material amount of revenues from this solution partly due to the requirement to recognize revenue over the subscription period. Advertising revenues for 2006 were $2.3 million, an increase of $0.9 million, or 60%, over advertising revenues of $1.4 million in 2005. The growth in advertising revenues was primarily due to increased advertising volume. Total deferred revenue as of March 31, 2006 was $10.5 million, representing an increase of $4.1 million, or 65%, over total deferred revenue of the $6.4 million as of March 31, 2005.

Cost of Revenues.    Cost of revenues for 2006 was $3.1 million, an increase of $1.3 million, or 70%, over cost of revenues of $1.8 million for 2005. The increase was primarily due to a $1.0 million increase in employee related costs due to the addition of 8 personnel from March 31, 2005 to March 31, 2006 to our compensation and professional services teams and a $144,000 increase in stock-based compensation expense. As a percent of total revenues, cost of revenues increased slightly to 20% in 2006 as compared to 18% in 2005. We increased the number of professional service personnel in order to provide implementation services to our increasing number of customers.

Research and Development Expenses.    Research and development expenses for 2006 were $2.2 million, an increase of $0.8 million, or 59%, over research and development expenses of $1.4 million for 2005. The increase in research and development expenses was primarily due to a $570,000 increase in employee related costs due to the addition of 5 personnel from March 31, 2005 to March 31, 2006, and a $123,000 increase in stock-based compensation expense. Our research and development headcount increased as we hired additional personnel to upgrade and expand our on-demand software.

Sales and Marketing Expenses.    Sales and marketing expenses for 2006 were $8.6 million, an increase of $2.7 million, or 46%, over sales and marketing expenses of $5.9 million for 2005. The increase was primarily due to a $1.7 million increase in employee related costs due to the addition of 20 personnel from March 31, 2005 to March 31, 2006 to our sales and marketing teams, a $535,000 increase in sales commissions as a result of increased sales, and a $239,000 increase in stock-based compensation expense. Our sales and marketing headcount increased as we hired additional personnel to focus on adding new customers and increasing revenues from existing customers.

General and Administrative Expenses.    General and administrative expenses for 2006 were $4.3 million, an increase of $1.5 million, or 55%, over general and administrative expenses of $2.8 million for 2005. The increase in general and administrative expenses was primarily due to a $903,000 increase in employee related costs due to the addition of 5 personnel from March 31, 2005 to March 31, 2006, a $256,000 increase in rent expense related to taking on additional space to support continued growth, and to a lesser extent, a $60,000 increase in stock-based compensation expense. Our general and administrative headcount increased as we hired additional personnel to support our growth.

Other Income (Expense).    Other income (expense) for 2006 was an expense of $173,000, a decrease of $199,000 from other expense of $372,000 in 2005. This decrease in other expense was primarily due to decreased interest expense attributable to a lower average outstanding balance on our line of credit.

Fiscal Years Ended March 31, 2005 and 2004

Revenues.    Revenues for 2005 were $10.0 million, an increase of $3.6 million, or 56%, over revenues of $6.4 million for 2004. Subscription revenues were $8.6 million in 2005, an increase of $3.5 million, or 66%, over subscription revenues of $5.1 million in 2004. The growth in subscription revenues was due principally to an increase of $2.0 million in revenues to new subscription customers and due to an increase of renewal revenues to existing customers for the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004. The increase in total revenues was due to our hiring of additional sales personnel focused on retaining existing customers and adding new customers. Advertising revenues for 2005 were $1.4 million, an increase of $0.2 million, or an increase of 13%, over advertising revenues of $1.2 million in 2003. The growth in advertising revenues was primarily due to increased advertising volume. Total deferred revenue as of March 31, 2005 was $6.4 million, representing an increase of $2.5 million, or 65%, over total deferred revenue of $3.9 million as of March 31, 2004.

Cost of Revenues.    Cost of revenues for 2005 was $1.8 million, an increase of $0.9 million, or 103%, over cost of revenues of $0.9 million for 2004. The increase was primarily due to a $750,000 increase in employee related costs due to the addition of 10 personnel from March 31, 2004 to March 31, 2005 to our compensation and professional services teams as well as a $101,000 increase in data development and data acquisition fees, and a $42,000 increase in stock-based compensation expense. As a percent of total revenues, cost of revenues increased to 18% in 2005 as compared to 14% in 2004. We increased the number of professional service personnel in order to provide implementation services to our increasing number of customers.

Research and Development Expenses.    Research and development expenses for 2005 were $1.4 million, an increase of $0.6 million, or 67%, over research and development expenses of $0.8 million for 2004. The increase was primarily due to a $554,000 increase in employee related costs due to the addition of 11 personnel from March 31, 2004 to March 31, 2005, and a $57,000 increase in stock-based compensation expense. Our research and development headcount increased as we hired additional personnel to upgrade and expand our on-demand software.

Sales and Marketing Expenses.    Sales and marketing expenses for 2005 were $5.9 million, an increase of $2.4 million, or 68%, over sales and marketing expenses of $3.5 million for 2004. The increase was primarily due to a $1.7 million increase in employee related costs due to the addition of 22 personnel from March 31, 2004 to March 31, 2005 to our sales and marketing team and $248,000 in increased sales commissions as a result of increased sales, and a $162,000 increase in stock-based compensation expense. Our sales and marketing headcount increased as we hired additional personnel to focus on adding new customers and increasing revenues from existing customers.

General and Administrative Expenses.    General and administrative expenses for 2005 were $2.8 million, an increase of $0.8 million, or 40%, over general and administrative expenses of $2.0 million for 2004. The increase in general and administrative expenses was primarily due to a $410,000 increase in employee related costs due to the addition of 6 personnel from March 31, 2004 to March 31, 2005, and a $250,000 increase in stock-based compensation expense. Our general and administrative headcount increased as we hired additional personnel to support our growth.

Other Income (Expense).    Other expense for 2005 was $372,000, an increase of $4,000 over other expense of $368,000 for 2004. This increase in other expense was due to increased interest expense attributable to a higher average outstanding balance on our line of credit.

Quarterly Results of Operations

The following table sets forth our unaudited operating results for each of the ten quarters preceding and including the period ended September 30, 2006. This information is derived from our unaudited financial statements, which in the opinion of management contain all adjustments necessary for a fair presentation of such financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our financial statements and the related notes to these financial statements included elsewhere in this prospectus.

(in thousands, except per share data)

	Three months ended
	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006
	(Unaudited)
Statements of Operations Data:
Revenue:
Subscription revenues	$1,818	$2,134	$2,180	$2,433	$2,672	$3,101	$3,488	$3,776	$4,441	$4,840
Advertising revenues	345	313	317	436	464	502	560	736	715	602

Total revenues	2,163	2,447	2,497	2,869	3,136	3,603	4,048	4,512	5,156	5,442
Cost of revenues(1)	320	432	452	627	688	679	797	944	1,044	1,109

Gross profit	1,843	2,015	2,045	2,242	2,448	2,924	3,251	3,568	4,112	4,333
Operating Expenses:
Research and development(1)	277	344	311	478	416	502	567	753	718	883
Sales and marketing(1)	1,186	1,345	1,599	1,724	1,670	1,915	2,222	2,766	2,667	2,933
General and administrative(1)	486	605	781	928	964	1,001	1,166	1,206	1,486	1,613
Amortization of intangible assets	—	—	—	—	—	—	—	—	53	24

Total operating expenses	1,949	2,294	2,691	3,130	3,050	3,418	3,955	4,725	4,924	5,454
Loss from operations	(106)	(279)	(646)	(888)	(602)	(494)	(704)	(1,157)	(812)	(1,121)
Other income (expense)	(101)	(98)	(117)	(56)	(52)	(44)	(37)	(40)	(22)	(25)

Net loss	(207)	(377)	(763)	(944)	(654)	(538)	(741)	(1,197)	(834)	(1,146)
Accretion of preferred stock	(128)	(128)	(128)	(128)	(129)	(129)	(129)	(129)	(129)	(129)

Net loss attributable to common stockholders	$(335)	$(505)	$(891)	$(1,072)	$(783)	$(667)	$(870)	$(1,326)	$(963)	$(1,275)

Net loss attributable to common stockholders per share:
Basic and diluted	$(0.10)	$(0.15)	$(0.26)	$(0.28)	$(0.21)	$(0.17)	$(0.20)	$(0.31)	$(0.20)	$(0.26)

(1)	Net loss includes stock-based compensation expense, as follows:

	Three months ended
	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006
	(Unaudited)
Stock-based compensation
Cost of revenues	$4	$9	$13	$16	$10	$8	$53	$115	$28	$27
Research and development	5	12	22	19	7	6	65	102	19	18
Sales and marketing	14	34	58	55	30	25	141	205	69	67
General and administrative	22	48	106	76	50	36	103	122	127	132

	$45	$103	$199	$166	$97	$75	$362	$544	$243	$244

As percentage of revenues:

	Three months ended
	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006
	(Unaudited)
Statements of Operations Data:
Revenue:
Subscription revenues	84%	87%	87%	85%	85%	86%	86%	84%	86%	89%
Advertising revenues	16	13	13	15	15	14	14	16	14	11

Total revenues	100	100	100	100	100	100	100	100	100	100
Cost of revenues	15	18	18	22	22	19	20	21	20	20

Gross profit	85	82	82	78	78	81	80	79	80	80
Operating Expenses:
Research and development	13	14	13	17	13	14	14	17	14	16
Sales and marketing	55	55	64	60	53	53	55	61	52	54
General and administrative	22	24	31	32	31	28	28	27	29	30
Amortization of intangible assets	—	—	—	—	—	—	—	—	—	—

Total operating expenses	90	93	108	109	97	95	97	105	96	100
Loss from operations	(5)	(11)	(26)	(31)	(19)	(14)	(17)	(26)	(16)	(20)
Other income (expense)	(5)	(4)	(5)	(2)	(2)	(1)	(1)	(1)	—	(1)

Net loss	(10)%	(15)%	(31)%	(33)%	(21)%	(15)%	(18)%	(27)%	(16)%	(21)%

Revenues increased sequentially in each of the quarters presented primarily due to increases in the number of total active customers and revenue recognized from deferred revenue.

Gross profit in absolute dollars also increased sequentially for the quarters presented primarily due to revenue growth. As a percentage of revenues, gross profit decreased from 85% to 80% during the quarters presented due to an increase in cost of revenues due to increases in in the number of compensation and professional services personnel, and to a lesser extent increased stock-based compensation expense.

Operating expenses in total have increased sequentially for the quarters presented primarily due to increased sales and marketing expenses in absolute dollars due to increases in the number of sales personnel and to a lesser extent increased stock-based compensation expense and increased sales commissions. Operating expenses as a percentage of revenues have fluctuated between quarters due to stock-based compensation and the timing of employee-related spending, sales commissions and incentives.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through the placement of redeemable preferred stock, borrowings under credit facilities, issuances of subordinated notes payable to stockholders, and more recently, through cash flow from operations. At September 30, 2006, our principal sources of liquidity were cash totaling $4.6 million and accounts receivable of $3.1 million.

In August 2006, we entered into a $5,000,000 credit facility with Silicon Valley Bank. The line, which expires in two years, provides for a term loan up to $1,000,000 and a $4,000,000 revolving working capital line of credit. Borrowings on the term loan bear interest at the bank’s prime rate plus 1.00%, and interest is payable on a monthly basis. Borrowings on the revolving line bear interest at the bank’s prime rate plus 0.25%. The credit facility is collateralized by substantially all of our assets. In addition, the facility carries an unused revolving line facility fee of 0.375% of the balance available, but not drawn down.

Net cash provided by operating activities was $0.6 million during the six months ended September 30, 2006, and net cash provided by operating activities was $1.8 million during 2006, $0.9 million during 2005, and $0.3 million during 2004. These net cash inflows resulted primarily from operating losses, offset by increases in working capital accounts and non-cash charges for depreciation and amortization and stock-based compensation expense The operating losses are primarily due to increased employee related costs due to the addition of personnel, and to a lesser degree increased operating expenses.

The increases in working capital items consisted primarily of the following:

The changes in deferred revenue were as follows:

•	during the six months ended September 30, 2006, deferred revenue increased $1.8 million from $10.5 million to $12.3 million, offset by a $0.2 million non-cash adjustment resulting from purchase accounting;

•	during 2006, deferred revenue increased $4.1 million from $6.4 million to $10.5 million;

•	during 2005, deferred revenue increased $2.5 million from $3.9 million to $6.4 million; and

•	during 2004, deferred revenue increased $2.2 million from $1.7 million to $3.9 million.

The increases in deferred revenue are due to continued growth in invoiced amounts to our subscription customers, offset by the recognition of revenue ratably over time. The growth in the invoiced amounts was primarily due to sales to new customers, increased sales to existing customers, the introduction of new products, and the enhancement of existing products. Changes in deferred revenue generally indicate the trend for subscription revenues over the following year as the current portion of deferred revenue is expected to be recognized within 12 months.

The changes in accounts receivable, net of provision for doubtful accounts, were as follows:

•	during the six months ended September 30, 2006, accounts receivable increased $0.2 million from $2.9 million to $3.1 million;

•	during 2006, accounts receivable increased $1.4 million from $1.5 million to $2.9 million;

•	during 2005, accounts receivable increased $0.5 million from $1.0 million to $1.5 million; and

•	during 2004, accounts receivable increased $0.5 million from $0.5 million to $1.0 million.

The increases in accounts receivable are due to continued growth in invoiced amounts to our customers, offset by the collections on existing receivables. We generally receive cash payments from subscription customers early in the revenue recognition process, which has a positive effect on our accounts receivable balances. Currently, payment for the majority of our subscription agreements is due upon invoicing. If our subscription sales increase, our deferred revenue and accounts receivable balances typically increase as well.

The changes in accrued expenses and other current liabilities were as follows:

•	during the six months ended September 30, 2006, accrued expenses and other current liabilities increased $0.1 million from $2.0 million to $2.1 million, offset by a $0.3 million non-cash adjustment resulting from purchase accounting;

•	during 2006, accrued expenses and other current liabilities increased $1.0 million from $1.0 million to $2.0 million;

•	during 2005, accrued expenses and other current liabilities increased $0.6 million from $0.4 million to $1.0 million; and

•	during 2004, accrued expenses and other current liabilities increased $0.1 million from $0.3 million to $0.4 million.

The increases in accrued expenses and other current liabilities were primarily due to an increase in accrued compensation resulting from the addition of personnel.

The changes in accounts payable were as follows:

•	during the six months ended September 30, 2006, accounts payable increased $0.6 million from $0.3 million to $0.9 million;

•	during 2006, accounts payable increased $0.1 million from $0.2 million to $0.3 million;

•	during 2005, accounts payable increased $0.1 million from $0.1 million to $0.2 million; and

•	during 2004, accounts payable decreased $0.2 million from $0.3 million to $0.1 million.

The increases in accounts payable was primarily due to the timing of payments to vendors.

The net cash provided by operating activities also resulted primarily from the following non-cash charges, which need to be added back as an adjustment to reconcile net loss to cash provided by operating activities:

•	stock-based compensation expense of $488,000, $1.1 million, $512,000 and $1,000 during the six months ended September 30, 2006, and during 2006, 2005 and 2004, respectively; and

•	depreciation and amortization of property, equipment and software of $354,000, $496,000, $330,000 and $233,000 during the six months ended September 30, 2006 and during 2006, 2005 and 2004, respectively.

The increase in stock-based compensation was primarily due to the adoption of SFAS 123R. The increase in depreciation and amortization of property, equipment and software was primarily due to increased purchases of fixed assets required to support the continued growth and expansion of the business.

As of March 31, 2006, we had net operating loss carryforwards of $14.7 million which may be available to offset potential payments of future federal income tax liabilities which expire at various dates through 2026 and $6.8 million available to offset potential payments of future state income tax liabilities which expire at various dates through 2011. In the future, we may use our net operating loss carryforwards and would begin making cash tax payments once they are fully utilized. In addition, the limitations on utilizing net operating loss carryforwards and other state-level minimum tax requirements may also increase our overall tax obligations.

Net cash used in investing activities was $1.0 million during the six months ended September 30, 2006, $0.8 million during fiscal year 2006, $0.7 million during 2005 and $0.4 million during 2004. Net cash used in investing activities consisted primarily of cash paid for purchases of fixed assets for new offices, network infrastructure and computer equipment for our employees, development of our content database, capitalization of certain software development costs, and to a lesser extent, a one-time cost for the acquisition of certain assets of a division of Aon Consulting, Inc. in April 2006. We intend to continue to invest in our content data sets, software development and network infrastructure to ensure our continued ability to enhance our existing software, expand our data sets, introduce new products, and maintain the reliability of our network.

Net cash provided by (used in) financing activities was $3.2 million during the six months ended September 30, 2006, $0.5 million during fiscal year 2006, $(1.3) million during fiscal 2005 and $1.3 million during 2004. Net cash provided by financing activities during the six months ended September 30, 2006 consisted primarily of proceeds from borrowings pursuant to our line of credit, partially offset by repayments of certain borrowings pursuant to our prior line of credit and the repayment of loans by employees. Net cash provided by financing activities during fiscal 2006 consisted primarily of proceeds from the exercise of stock options and warrants and the issuance of preferred stock, partially offset by repayment of certain borrowings pursuant to our line of credit. Net cash used by financing activities during 2005 consisted primarily of repayments of certain borrowings pursuant to our line of credit and repayment of subordinated notes to stockholders, partially offset by the repayment of notes payable to us in connection with the sale of our series A-4 convertible preferred stock in 2004 and proceeds from the exercise of stock options and warrants. Net cash provided by financing activities during 2004 was primarily proceeds from the issuance of our series A-4 convertible preferred stock, establishment of and borrowing under our line of credit, and the exercise of stock options and warrants, partially offset by repayment of borrowings under the line of credit and certain notes payable.

Given our current cash, accounts receivable, the estimated net proceeds of this offering and available borrowings under our credit facility, we believe that we will have sufficient liquidity to fund our business and meet our contractual obligations for the foreseeable future. However, we may need to raise additional funds in the future in the event that we pursue acquisitions or investments in complementary businesses or technologies or experience operating losses that exceed our expectations. If we raise additional funds through the issuance of equity or convertible securities, our stockholders may experience dilution. In the event that additional financing is required, we may not be able to obtain it on acceptable terms or at all.

During the last three fiscal years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the forseeable future.

Off-Balance-Sheet Arrangements

We do not have any off-balance sheet arrangements that are required to be disclosed under Item 303(a)(4)(ii) of SEC Regulation S-K.

Contractual Obligations

The following table summarizes our contractual cash obligations at March 31, 2006 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Revolving line of credit	$800	$800	$—	$—	$—
Operating leases	4,021	1,110	2,911	—	—
Contractual commitments	700	499	193	8	—

Total	$5,521	$2,409	$3,104	$8	$—

As of March 31, 2006, we did not have any material purchase obligations, capital leases, or other material long-term commitments reflected on our balance sheet.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under agreements that we can cancel without a significant penalty are not included in the table above.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On September 9, 2006, we informed Vitale, Caturano & Company LTD., or Vitale, of its dismissal as our independent registered public accounting firm, which was immediately effective. Effective October 2, 2006, Grant Thornton LLP was appointed as our independent registered public accounting firm for the year ended March 31, 2006. The decision to change independent registered public accounting firms was approved by our audit committee.

The audit report of Vitale on our financial statements for the years ended March 31, 2005 and March 31, 2004, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During its audit for the fiscal years ended March 31, 2005 and March 31, 2004 and during the period beginning April 1, 2005 and ended September 9, 2006 (the date we dismissed Vitale as our independent registered public accounting firm), we had no disagreements with Vitale on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to Vitale’s satisfaction, would have caused Vitale to make reference to the matter in their report, and there have been no “reportable events” as defined in Item 304 (a)(1)(v) of Regulation S-K.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk.    Our results of operations and cash flows are not subject to fluctuations due to changes in foreign currency exchange rates.

Interest Rate Sensitivity.    Interest income and expense are sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our investments, which are primarily cash and debt obligations, we believe that there is no material risk of exposure.

Controls and Procedures

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. As a private company, we have designed our internal control over financial reporting to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of financial statements. As a public company, under Section 404 of Sarbanes-Oxley, we will also be required to include a report of management on our internal control over financial reporting in our annual reports on Form 10-K beginning with our fiscal year ending March 31, 2008. Our annual reports beginning with our fiscal year ending March 31, 2009 must include a report from the independent registered public accounting firm auditing our financial statements attesting to and reporting on management’s assessment of the effectiveness of our internal controls over financial reporting. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In connection with the audit of our financial statements as of and for the year ended March 31, 2006, our independent registered public accounting firm identified certain material weaknesses and other significant deficiencies in our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following three material weaknesses were reported by our independent registered public accounting firm in connection with their audit of our financial statements as of and for the year ended March 31, 2006.

•	We did not have sufficient number of accounting personnel who possessed an appropriate level of experience in SEC reporting requirements. This lack of enough experienced accounting personnel increased the risk of our preparing inaccurate financial statements. As a result, the financial statement drafts we prepared were missing or contained incomplete material footnotes (such as those related to earnings per share, stock-based compensation under SFAS 123(R) and income taxes) and disclosures required for a public company and certain adjustments for compensation expense relating to the adoption of SFAS 123R “Share Based Payments.”

•	In prior years, we entered into sophisticated and high dollar value equity and debt financing transactions to finance our business, but did not have a formal policy regarding the policies and procedures for the recording and reporting of these types of transactions (specifically related to the beneficial conversion feature of our preferred stock issuance). In addition, we did not have a sufficient number of accounting personnel who possessed an appropriate level of experience in the selection and application of GAAP with respect to redeemable preferred stock.

•	We also had material weaknesses in the design and operation of our internal controls relating to revenue accounting. In particular, because of system limitations, we did not have a process or policy to maintain a detailed deferred revenue listing by customer to support our deferred revenue balances. As a result of the identified deficiency, we recorded a material adjustment to reclassify from short-term to long-term deferred revenue within the liability section of our balance sheet. In some instances, we also did not maintain sufficient evidence of our customers’ completion of implementation of our products or subscription renewals. Lastly, the documentation of our revenue recognition policy lacked sufficient detail to support how we recognize revenue in accordance with GAAP.

We have concurred with the findings of our independent registered public accounting firm and have begun our remediation efforts. Our efforts to date have included the following:

•	We have and will continue to expand our internal accounting and legal teams to add additional skills and experience, specifically experience in public company reporting, including complex financial transaction reporting, as well as the use of qualified outside professionals as necessary to enhance and maintain our internal accounting controls. Since March 20, 2006, we have hired a new Chief Financial Officer, a new General Counsel, a new Director of Finance and a Director of Accounting and Financial Reporting, each with a significant amount of public company reporting experience.

•	We have begun the implementation of our new accounting system which we believe will alleviate many of the issues identified. This new accounting system is fully integrated (as compared to our current accounting system which is not integrated with the three other systems we use to record customer transactions and activities) and is more sophisticated in the manner in which it handles complex accounting issues such as subscription revenue recognition. In addition, this new system can automatically maintain evidence of our customers’ completion of implementation and our products or subscription renewals. By its nature and design, this new system will make it much easier for us to adhere to the requirements of Sarbanes-Oxley.

•	Even before we complete implementation of our new system, we have established a new process to retain evidence of our customers’ product implementations and subscription renewals. In addition, we have begun updating our documentation of our revenue recognition policy.

The actions we will take are subject to continued management review supported by confirmation and testing by management and by our independent registered public accounting firm, as well as audit committee oversight. While we expect to fully remediate these weaknesses, we cannot assure you that we will be able to do so, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. See “Risk Factors—Risk Relating to Our Business—Our independent registered public accounting firm has advised us that it has identified certain material weaknesses in our internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could result in our failure to accurately report our financial results.”

BUSINESS

Overview

Salary.com is a leading provider of on-demand compensation management solutions. Our comprehensive on-demand software applications are integrated with our proprietary data sets to automate the essential elements of our customers’ compensation management processes. As a result, our solutions can significantly improve the effectiveness of our customers’ compensation spending. We enable employers of all sizes to replace or supplement inefficient and expensive traditional approaches to compensation management, including paper-based surveys, consultants, internally developed software applications and spreadsheets.

In today’s service-based economy, the attraction, motivation and retention of employees is a leading strategic priority. Employee compensation in the United States totaled approximately $5.4 trillion in 2005 according to the U.S. Bureau of Labor Statistics, and for most companies, compensation ranks as one of their largest expense categories. Employers who underpay their employees risk high turnover, while employers who overpay their employees risk impairing their profitability. Accordingly, compensation management is critical to organizations of all sizes. Based on an April 2006 study by independent market research firm Yankee Group, the compensation management technology market, which includes software and on-line compensation data offerings, is estimated to grow from approximately $320 million in 2006 to approximately $460 million in 2008. This projection from Yankee Group is focused on the market for software and related data offerings. However, we believe our total addressable market is larger, as our products provide a solution which replaces, in part or in full, not only software and data offerings, but also service offerings addressing the compensation management market such as those provided by compensation consulting firms and HR BPOs. Yankee Group has estimated the market for service offerings to be approximately $960 million for 2006. In sum, the markets for software, data and service offerings total approximately $1.28 billion for 2006, which we believe provides a better estimate of our total addressable market.

Our on-demand solutions, which incorporate market compensation intelligence from our proprietary data sets, enable companies to determine how much to pay new and existing employees and to manage overall compensation programs. Our data sets contain base, bonus and incentive pay data for positions held by more than 73% of U.S. employees and similar data for the top executives in over 10,000 U.S. public companies. Our flagship offering is CompAnalyst, a suite of compensation management applications that integrates our data, third-party survey data and a customer’s own pay data in a complete analytics offering. We have also introduced TalentManager, an employee life-cycle performance management application that links employee pay to performance. In addition to our on-demand enterprise software offerings, we also provide a series of applications through our website, which allows us to deliver salary management comparison and analysis tools to individuals and small businesses on a cost effective, real-time basis.

We offer our solutions principally on an annual or multi-year subscription basis. Our direct sales group markets and sells our solutions primarily using the telephone and web-based demonstrations. From the introduction of our solutions in 2000 through September 30, 2006, our enterprise subscriber base has grown to approximately 1,500 companies who spend from $2,000 to more than $100,000 annually, including companies such as Wal-Mart, Home Depot, Procter & Gamble, Merrill Lynch, UPS and Cisco Systems. We also sell to both individual consumers and smaller businesses through our Salary.com website. According to comScore Networks, the amount of website traffic received by Salary.com over the twelve months ended September 30, 2006 places our website in the top 10 for Career Services and Development websites. Salary.com has also been ranked in the top 10 for Financial Information and Advice websites during the same period. Additionally, our Internet media traffic has grown to an average of more than 2 million unique monthly visitors over the nine months ended September 2006 according to comScore Networks.

From April 2001 through September 30, 2006, we achieved 22 consecutive quarters of revenue growth. During the years ended March 31, 2004, 2005 and 2006, and the six months ended September 30, 2006, we achieved positive cash flows from operating activities of $0.3 million, $0.9 million, $1.8 million, and $0.6 million, respectively. During these periods, we have consistently incurred operating losses, including $0.8 million for 2004, $1.9 million for 2005, $3.0 million for 2006 and $1.9 million for the six months ended September 30, 2006. As of September 30, 2006, we had an accumulated deficit of $23.1 million.

Recent Developments

Third Quarter Fiscal 2007 Financial Results

Although our financial statements for the three months ended December 31, 2006 are not yet available, the following information reflects our estimates of our results based on currently available information.

For the three months ended December 31, 2006, we expect our total revenues to be between $5.9 million and $6.2 million, compared to $4.0 million of total revenues for the three months ended December 31, 2005. For the nine months ended December 31, 2006, we expect our total revenues to be between $16.5 million and $16.8 million, compared to $10.8 million of total revenues for the nine months ended December 31, 2005.

For the three months ended December 31, 2006, we expect our net loss attributable to common stockholders to be between $1.9 million and $2.2 million, compared to $0.9 million in net loss attributable to common stockholders for the three months ended December 31, 2005. For the nine months ended December 31, 2006, we expect our net loss attributable to common stockholders to be between $3.9 million and $4.5 million, compared to $1.9 million in net loss attributable to common stockholders for the nine months ended December 31, 2005.

Industry Background

Compensation Management

For most organizations, the primary goal of compensation management is to design a compensation program that allows the employer to effectively and efficiently attract, motivate and retain employees. According to a February 2006 survey by CFO Magazine, 91% of companies ranked the management of “human capital” as one of the most important factors in the success of their business. Optimizing pay is a priority as compensation remains one of the largest expense categories for most companies. Also, it is widely believed that compensation is one of the most important factors influencing employee performance. The best managed companies typically are analytical and deliberate in establishing and monitoring their compensation programs and seek to understand compensation practices and levels at the organizations that compete with them for talent.

To execute their pay strategies, most large organizations rely on their internal compensation functions. Whether formal or informal, the compensation group’s role is to manage the organization’s full breadth of pay practices. Analytical professionals develop the overall compensation philosophy and specific pay programs; build the organization’s salary structures and manage the overall compensation budget; typically define how to link pay to performance and often work with line managers to cascade that linkage to each individual employee. They also report and make recommendations to senior management and the board of directors. The foundation for all this work is a true understanding of the appropriate compensation practices for specific jobs, departments, groups, and entire organizations.

The predominant approach used by companies to determine appropriate compensation is “market pricing.” Market pricing is the process of comparing positions and pay in a company against aggregated,

statistically significant compensation data from companies of comparable size, industry and location. To conduct a market pricing analysis for a particular position at a particular company, an internal compensation specialist or an outside consultant compares the job at that company with the closest matching “benchmark” jobs found in compensation surveys. When ample market data has been identified (generally from three or more third party sources), the compensation specialist or consultant weights, adjusts and averages the data to form an opinion of the market price for the job. Through the use of market pricing, the development of salary structures, and execution of pay programs (for example, base pay, commissions and incentives), organizations can effectively manage their compensation costs and link pay to performance.

Although most organizations are in agreement regarding the importance of market pricing in compensation management, there is wide variation regarding the processes and tools employed to make compensation decisions. Some organizations employ in-house compensation professionals who purchase surveys and use them to price the positions themselves, whereas others hire compensation consultants to market price their positions and recommend appropriate salary ranges. Many large companies will take a combination approach, using in-house resources for a majority of positions and engaging consulting firms to market price the jobs that are most critical to the success of the organization or for which data is more difficult to obtain. It is also common for large organizations to purchase data from more than one source and use one or more software packages to manage different parts of the process. Smaller organizations do not typically have dedicated compensation specialists and therefore often rely on a human resource, or HR, generalist to manage the compensation analysis duties for the organization as part of a larger job.

Traditional Approaches to Compensation Management

Companies have traditionally used a variety of approaches for managing the compensation function. Many continue to use relatively simplistic internally developed software tools, often based on generic desktop programs such as Microsoft Excel. Some companies utilize broad HR and/or enterprise resource planning, or ERP, software offerings, which include some compensation management capability but typically lack the specialized functionality to adequately address compensation management. Many of these solutions must be installed on clients’ servers and maintained by their information technology, or IT, departments and do not seamlessly incorporate compensation data. Larger organizations also engage outside third parties to assist them in managing their compensation processes. Traditional third-party solution providers include HR business process outsourcers, or HR BPOs, such as Hewitt Associates, Affiliated Computer Services, and HR consultants, such as Mercer Human Resource Consulting, Watson Wyatt Worldwide, Towers Perrin and Hay Group. HR consultants provide full service market pricing, comparison analysis and compensation management process assistance, but at a high cost — up to $200,000 annually for a typical company with 500 positions.

Larger organizations are faced with the challenges of compiling and managing large amounts of information, analyzing and reporting on actual and proposed compensation programs, collaborating among large or geographically dispersed teams and increasing the organizational effectiveness of their compensation plans. Although larger organizations typically have well-staffed HR departments and dedicated budgets and resources for compensation management, the need to manage information and data from multiple internal and external constituencies and integrate those inputs within a single system creates significant difficulties.

For small and mid-sized organizations, professional compensation management is often prohibitively expensive and time-consuming. These organizations are typically faced with a decision either to use external consulting firms, the cost of which often exceeds available budgets, or to commit scarce internal resources. In addition, HR responsibilities for these organizations are often assigned to only one or two dedicated staff or, in many cases, shared across non-dedicated staff who have other full-time responsibilities and may lack compensation expertise. Furthermore, these companies do not possess sophisticated interactive tools and information for making compensation decisions or administering compensation programs.

On-Demand Software and Compensation Management

Recent innovations in information technology have created opportunities to deliver software applications directly to users over the Internet in a subscription-based, on-demand business model. This model is made possible by the proliferation of high-speed, broadband Internet connectivity, open standards for application integration and advances in network availability and security. For the user, on-demand software eliminates the need for expensive hardware, software and internal IT support.

For HR personnel, who may not have large capital spending budgets, the often minimal (if any) upfront expenditure required to implement on-demand solutions and the minimal need for IT department involvement is particularly attractive. In addition, the hosted architecture helps ensure that the software and vendor-supplied content is kept current and secure, without requiring any user involvement. On-demand solutions also permit rapid deployment of and training for new applications, resulting in faster product adoption and increased productivity, especially for users who may have little or no technological background. These benefits typically result in a lower total cost of ownership and, in our belief, an increased return on investment. Finally, the on-demand model enables multiple users, including geographically dispersed executives, HR departments, departmental managers and employees, to easily coordinate and collaborate within a single application. These factors make the compensation management market well-suited for the on-demand software business model.

Market Opportunity

Employee compensation is one of the largest expense categories for corporations in the U.S., with total compensation expense in 2005 approximating $5.4 trillion, according to the U.S. Bureau of Labor Statistics. As a result, managing compensation expense is critically important to organizations of all sizes. The compensation management technology market, which includes software and online compensation data offerings, is estimated to grow from approximately $320 million for 2006 to approximately $460 million for 2008, according to an April 2006 study by independent market research firm Yankee Group. This projection from Yankee Group is focused on the market for software and related data offerings. However, we believe our total addressable market is larger, as our products provide a solution which replaces, in part or in full, not only software and data offerings, but also service offerings addressing the compensation management market such as those provided by compensation consulting firms and HR BPOs. Yankee Group has estimated the market for service offerings to be approximately $960 million for 2006. In sum, the markets for software, data and service offerings total approximately $1.28 billion for 2006, which we believe provides a better estimate of our total addressable market.

Our Solutions

Salary.com is a leading provider of on-demand compensation management solutions. Our web-based software suites help organizations of all sizes optimize compensation and employee performance. Our integrated software applications provide extensive features and broad functionality that address the critical functions of compensation analysis and planning, goal setting and performance management. By automating and integrating essential elements of compensation management, our solutions allow our customers to reduce costs, save time and increase the effectiveness of their compensation spending.

Our unique combination of software and data addresses the various stages of the compensation management lifecycle — ranging from benchmarking positions to establish the market price of equivalent positions to managing the compensation review and goal setting process between operating managers and front-line employees. We deliver our compensation management solutions to customers through our CompAnalyst suite of on-demand software applications, which are tightly integrated with our proprietary data sets. In addition to our compensation management solutions, we offer our TalentManager suite to deliver employee lifecycle performance management solutions, which help organizations establish goals throughout the organization and link employee pay to performance of those goals.

Our comprehensive suite of integrated software applications provides the following key benefits:

Facilitates more effective compensation spending.    Our solutions enable companies to deliver more effective and consistent compensation programs by reducing the risk of high turnover caused by underpaying employees and the risk of reduced profitability caused by overpaying employees. By making better compensation decisions, our customers are able to better attract, motivate and retain their employees, which we believe can lead to improved business execution and financial performance.

Enables Human Resource professionals to be more strategic.    Our solutions incorporate features and best practices that automate compensation management to reduce or eliminate manual, paper-based and discrete business activities. As a result, our solutions help maximize the effectiveness of HR departments by enabling compensation professionals to focus on more strategic, high-value corporate-wide initiatives.

Provides access to proprietary market-driven compensation intelligence.    Companies have traditionally made compensation decisions based on a limited number of surveys that are updated only once a year. By contrast, our proprietary data sets provide market-driven compensation information that is derived from numerous sources and which is updated monthly. We believe that the current nature, as well as the breadth and depth, of our data sets provide our customers with significant advantages as they set their compensation levels. To build and update our data sets, our compensation professionals apply proprietary comparative algorithms and sophisticated statistical analysis to the data to provide the most up-to-date, comprehensive and useful information to our customers.

Reduces compensation management costs.    We believe that our solutions are more cost-effective than other available offerings. Our on-demand model significantly reduces or eliminates the installation and maintenance costs associated with on-premise solutions. Our intuitive user interfaces allow our customers to find the right data, manage its application and configure overall compensation plans with little or no technical assistance. Furthermore, by integrating our software with our proprietary data sets, we provide our customers with a significantly less expensive compensation management solution than the traditional approach of separately purchasing combinations of consulting services, surveys and software applications.

Allows for rapid deployment and scalability.    Our on-demand software can be deployed rapidly and provisioned easily, without our customers having to make a large and risky upfront investment in software, hardware, implementation services or dedicated IT staff. The delivery platform for our software allows the solution to scale to suit customers’ needs. Additional users with defined privileges can be granted access with minimal implementation time, and new applications, such as analytics, can be deployed quickly and transparently to existing customers.

Our Strategy

Our objective is to be the leading provider of on-demand compensation management solutions. Key elements of our strategy include:

Maintain focus on the on-demand compensation management market.    We intend to continue to dedicate ourselves to the compensation management market, which we believe represents a large and growing opportunity. Our focus on this market has allowed us to create what we believe to be the most robust set of on-demand data and applications available. We also believe that integrating our on-demand delivery model with our proprietary data sets, the approach we have taken since our inception, is well-suited for this market and difficult for our competition to replicate.

Continue to add new and expand existing proprietary data sets.    Our data sets contain base, bonus and incentive pay data for positions held by more than 73% of U.S. employees as well as similar data for the top executives in over 10,000 U.S. public companies. We plan to increase the breadth, depth and geographical scope of our data sets in order to further increase the applicability of our compensation information to industry sectors and geographies not currently addressed by our data sets.

Develop additional on-demand compensation and performance management software applications. We believe there are additional opportunities to broaden our compensation management offerings. Over the past five years, we have expanded our initial compensation management offering to include Survey Center, Reporting & Analysis, Salary Structures and CompAnalyst Executive. In addition, we believe that there is a natural link between compensation and performance, which creates an opportunity for us to sell performance management solutions. In 2004, we introduced our TalentManager Suite of pay-for-performance applications that addresses the performance management market. The modular architecture of our solution allows our customers to quickly and easily adopt additional functionality as we develop and deploy it.

Add more sales people and continue to cost-effectively obtain new clients.    We intend to continue to use our cost-effective approach of selling primarily over the telephone and using web-based product demonstrations. Our enterprise products are sold through a sales team of 60 people that includes 33 account executives who primarily perform demonstrations and complete sales. In addition, we have a team of 16 business development representatives, or BDRs, who identify and qualify potential customers. We intend to add additional sales personnel to broaden sales coverage and increase market penetration.

Selectively pursue strategic acquisitions.    The fragmented nature of our market provides opportunities for selective acquisitions. We have completed one small asset acquisition relating to one of our products. We intend to continue to explore acquisitions of companies, data sets and technologies which would either expand our solutions’ functionality, provide access to new customers or markets, or both.

Data

Our proprietary data sets are a core differentiator of our solutions. By providing comprehensive data within our applications, we are able to assist corporate customers in achieving their compensation management objectives faster and more efficiently. The following diagram illustrates how we gather and process data and make it available to our enterprise customers through our software applications:

To develop our data sets, we begin with raw data we obtain from numerous sources. We purchase data directly from industry associations, compensation consulting firms, economic analysis firms and other sources. We also collect data directly from employers, partners and government agencies (for example, the U.S. Bureau of Labor Statistics, Department of Labor and SEC). Our team of compensation professionals processes data from these sources to derive our own proprietary data sets of compensation and other job-related information.

Our Market Pricing Data Processes

For our proprietary market pricing data sets, we use both standard and proprietary algorithms, which provide our customers with complete and consistent data that is representative of nearly all relevant markets and reasonable combinations of jobs, industries, locations and organization sizes. The completeness and consistency of our data sets provides our enterprise and consumer customers with market-driven compensation intelligence that we believe they could not procure or easily derive from alternate sources. In addition, our market pricing data processes and data sets also reduce the problems corporate compensation departments face from their lack of standardized processes for analyzing and combining multiple survey sources and maintaining the consistency of those sources year-over-year.

Enterprise and Consumer Data Sets

We have one proprietary data set for our enterprise customers and one for consumer customers. Our enterprise data set contains base, bonus and incentive pay data for positions held by more than 73% of U.S. employees and our consumer data set currently addresses the jobs held by more than 80% of the U.S. workforce.

Our enterprise solutions report data based on the most reliable sources available. Our enterprise customers may also incorporate data sources that they have independently acquired, which are then available for their exclusive use. Our enterprise data set is also augmented by compensation data from our customers, which they provide to us through surveys we conduct and which we do not include in our consumer data set. In addition, we provide a module in which an enterprise customer can store its own employee records to match to its preferred market sources and compare actual compensation, target compensation and market compensation.

Our lower priced and free consumer products report data designed to provide a reasonably accurate estimate of the compensation pay levels for thousands of jobs in various types of organizations throughout the United States and Canada. The jobs reported in our consumer tools are primarily the major benchmark jobs available from numerous public data sources. The purpose of the consumer tools is to educate the individual employee regarding the compensation decision-making process and to provide a reasonable approximation of the market for that individual’s job. We believe the best way for an employee and employer to have a productive conversation regarding compensation and pay for performance is for both to be educated about the process and current market values.

SEC Data Set

In addition to our proprietary market pricing data sets described above, we also maintain a complete data set of executive compensation and related data for more than 10,000 U.S. publicly-traded companies. All compensation data included in this data set is obtained directly from filings made by these companies with the SEC. Our SEC data set also contains data on director compensation from approximately 3,000 of the largest publicly-traded companies. Our SEC data set is updated daily to reflect new public filings and we maintain the historical data in our SEC data set to facilitate comparisons.

We also include basic financial data on public companies in our SEC data set, which we purchase from Standard & Poors. This data is used to allow our customers to place compensation data in the context of a company’s financial performance.

Products

We offer a suite of compensation management applications for enterprise customers that helps companies determine how much to pay new and existing employees and manage overall compensation programs. We also offer a suite of performance management applications to assist customers to establish performance goals throughout their organizations and link each employee’s pay to performance against these goals (“pay-for-performance”). Along with our application suites, we provide our customers with implementation and data configuration services as well as assistance with the application of our compensation and performance management solutions to their organization. In addition to our enterprise offerings, we also provide a series of consumer and e-commerce solutions through our website to provide compensation information and tools designed for the consumer. We provide our solutions on a subscription, transaction or ad-sponsored basis. For the years ended March 31, 2004, 2005 and 2006, our subscription revenues derived from our TalentManager products comprised less than 15% of our total revenues, with the remainder of our subscription revenues being derived from our compensation management and data products. Our solutions consist of the following products:

Product Category	Product Name	Principal Revenue Type
Enterprise Solutions — Compensation Management Products	CompAnalyst Suite Job Analyzer Survey Center Salary Structures Reporting & Analysis	Subscription Subscription Subscription Subscription
	CompAnalyst Executive	Subscription
	CompAnalyst Professional Edition	Subscription
	Salary.com Professional Edition	Subscription
	Job Valuation Reports	Subscription
	Compensation Market Studies	Transaction
	Salary.com Survey	Transaction

Enterprise Solutions — Performance Management Products	TalentManager Suite PerformanceManager CompPlanner IncentivesManager StockOptionManager	Subscription Subscription Subscription Subscription

Consumer & E-Commerce Solutions	www.salary.com	Subscription/Ad-sponsored
	Salary Wizard	Subscription/Ad-sponsored
	Salary Center	Subscription/Ad-sponsored
	Personal Salary Report Subscription	Subscription

Enterprise Solutions

Compensation Management Products

CompAnalyst is a suite of on-demand compensation management solutions for use by the compensation professional in an enterprise. CompAnalyst is built around a core data set of market pricing information and includes access to several analytics applications, including the following:

Job Analyzer:    Allows large enterprise customers easy access to our U.S. benchmark data set of market pricing for approximately 3,200 positions in companies of all sizes, across 20 industries and all U.S. geographies (including regions, states and major metropolitan areas). Customers can also quickly find the market price for any benchmark job or create and price a “hybrid job” by mixing multiple positions together.

Survey Center:    Provides customers with a centralized, online repository for managing and performing market pricing with third-party surveys that they acquire and own themselves. Easy to use tools enable customers to age, weight, adjust and combine data from multiple sources to produce market rates for use in compensation program design and analysis. Customers can use this functionality when they have specific data sources and weightings they choose to employ in determining market pricing. The Survey Center module also simplifies and speeds up the customer’s survey participation process by leveraging data typically used within the module’s core functionality - including employee pay and demographic data and company job to survey job matches - and exporting survey participation files in the specific survey vendor’s preferred format.

Salary Structures:    Provides tools for analyzing current pay structures and for modeling the cost of proposed changes. The Salary Structures module enables customers to assess the alignment of pay practices with the external market and internal targets, and to perform “what if” analysis to support recommendations for changes in compensation program design.

Reporting & Analysis:    Enables organizations to assess external competitiveness against internal equity by comparing actual pay practices to market data developed in Job Analyzer or Survey Center. Customers may analyze trends by year, compare pay practices across groups of employees (for example, by region, business unit, Equal Employment Opportunity Commission protected class) and create custom queries to meet their analysis needs. Customers can also store data and use it to conduct historical comparisons.

CompAnalyst Executive:    This application allows CEOs, CFOs, executive compensation specialists, board members and consultants to analyze and review compensation information disclosed in filings with the SEC for more than 10,000 public companies. The data available with this product, which is updated daily, includes pay, incentive compensation, Black-Scholes values, benefits, director compensation, financial and stock performance data and more. CompAnalyst Executive’s functionality includes the ability to build and analyze peer groups by industry, size and location, as well as company financial performance measures and executive and director pay measures.

CompAnalyst Professional Edition:    This application is similar to Job Analyzer, except with less data and functionality. Our sales force sells this application to smaller businesses.

Salary.com Professional Edition:    This data product is similar to CompAnalyst Professional Edition, but contains data only on small companies. We sell this application online through our website and our partners’ websites directly to businesses that typically have fewer than 100 employees.

Job Valuation Reports:    This report is designed for use by HR departments to price a single position. It allows users to view a report on the appropriate market compensation data for that job and, if they desire, recommend adjustments to reflect the particular experience, education and other factors specific to an employee currently in the job. The job valuation report also includes basic explanations of how to use the data and how to explain market pricing practices to an employee. We sell this application to employers through our website and our partners’ websites.

Compensation Market Studies:    These survey-like reports aggregate the data, generally for 50 to 200 related job titles within an industry group, typically within the same job family (for example, finance and accounting) or the same level (for example, executives). Salary.com has more than 100,000 of these reports that we update each month and sell to employers through our website and our partners’ websites.

Salary.com Surveys:    Salary.com runs and manages compensation and benefits surveys, some of which are sponsored directly by Salary.com and others of which are sponsored in partnership with industry associations or other external sponsors. To conduct a survey, Salary.com solicits companies to submit actual pay data for their employees to us. We analyze, aggregate and anonymize their data and report the results back to participating companies. Typically, we charge participants a fee and we also may sell final reports to non-participants for a higher fee.

Performance Management Products

TalentManager is a suite of on-demand solutions that provides the essential workflow to link pay to performance across the enterprise. TalentManager enables an organization to manage goal setting, performance reviews and incentive programs, and to link those elements to relevant compensation programs within a single integrated application. Our TalentManager suite includes the following:

Performance Manager:    Enables the communication and setting of goals by employees and managers and tracks performance against those goals. The system uses the goals as the basis for managing the performance review process. Performance Manager is fully integrated with CompPlanner, IncentivesManager and StockOptionManager and can link a virtually unlimited number of pay plans to an individual or to a particular goal.

CompPlanner:    Enables organizations to automate and control the process of allocating salary increases, budget pools, lump sum adjustments and basic bonus plans. Within CompPlanner, HR and finance departments can set rules or guidelines that dictate the limits and the approval process for any component of the compensation decision-making process. By setting all of the rules in one system, which programmatically enforces the process, the entire organization can easily and efficiently adhere to policies and control procedures.

IncentivesManager:    A configurable and customizable application capable of managing incentive plans. Incentive plans vary significantly among and within organizations and can have very complex management and payout structures. Although CompPlanner includes features to address basic incentive plans, many organizations need the additional sophisticated performance measures and calculations available in IncentivesManager.

StockOptionManager:    Provides an environment and business rules for managing the allocation of stock and stock options as part of the compensation cycle. The granting of equity incentives within a company can be a simple or complex process, depending on the company’s philosophy and internal rules. Like IncentivesManager, StockOptionManager addresses the complexity necessary to accommodate an organization’s equity allocation rules and processes. The StockOptionManager module accommodates both publicly-traded and private company equity.

Professional Services

Our CompAnalyst professional services teams handle new customer implementations, training and general help desk services for the CompAnalyst product line and all data products. The TalentManager professional services team handles all new customer implementations, configurations, training, and general help desk services for the TalentManager suite of applications. For implementations that are not strictly “plug and play,” our product-specific implementation teams provide initialization, configuration, training and general help-desk services. We also train our customers so that they can be more self-sufficient for future implementations. TalentManager customers generally require more professional services than do CompAnalyst customers. Professional services in most cases are included as part of our subscription agreements and, to a lesser extent, are offered on an as-needed basis.

Consumer and E-Commerce Solutions

Our consumer and e-commerce family of products consists of free-to-user applications that are ad-sponsored, as well as certain premium products that are sold directly to individuals visiting our website. We also generate indirect revenue from these products through advertisers that pay for space on our website and our partners’ websites.

Our consumer and e-commerce products include:

www.salary.com:    Our destination website and marketing face of the company is an advertising and online subscription sales channel. Our internet media traffic has grown to an average of more than 2 million unique monthly visitors over the nine months ended September 30, 2006, according to

comScore Networks. According to comScore Networks, the amount of website traffic received by Salary.com over the twelve months ended September 30, 2006 places it in the top 10 most visited for Career Services and Development websites. Salary.com has also been ranked in the top 10 most visited for Financial Information and Advice websites during the same period. According to a search we performed using Google, more than 9,000 websites currently link directly to www.salary.com. The site includes calculators, memberships, newsletters and content around the topic of career and pay management for individuals, as well as related business content for small business and enterprise audiences. We believe that more than 90% of Salary.com’s traffic is organically generated and is not the result of substantial direct advertising and marketing on our part.

Salary Wizard:    Salary Wizard is an ad-sponsored salary calculator designed to provide non-scoped, national average base pay and total annual cash compensation ranges for the positions we track. Users may adjust the national average information to their desired location by selecting a metropolitan area or zip code, and the results will be adjusted using a geographic adjustment factor to estimate the pay level for that location. Salary Wizard also attracts visitors to our website and our syndicated partner network of sites and serves as an entry point for consumers and employers to purchase a report or subscription product from us. The product is used more than 3 million times per month by both individuals and businesses.

Salary Center:    Our syndicated product is a fully functional set of applications that deploy onto our partners’ websites to power the compensation section of their websites in a co-branded manner. For example, AOL Career Channel’s salary area is populated with Salary.com tools and the content is hosted and managed by Salary.com. The syndicated Salary Center product typically includes advertising inventory and e-commerce reports for which partners share revenue with Salary.com. Salary.com partners include AOL, MSN, CNN Money, Yahoo! Hotjobs, Dice, Business Week, the New York Times, ADP and 400 other companies representing more than 2,500 discrete websites.

Personal Salary Report Subscription:    This application is a premium 14-page report providing individuals with an HR-quality assessment of their worth in the job market. The report also educates the subscriber about how employers determine compensation and also advises the subscriber on how to negotiate salary for a win-win outcome.

In addition to these online offerings, we also sell space for third party advertisers to deliver their messages to users of Salary.com’s website. Advertisers will pay for targeted inventory space adjacent to content that will be viewed by certain types of consumers. We believe our advertising inventory is attractive to advertisers because we provide a large volume of exposure opportunities and we can link those opportunities to a variety of consumer demographic factors, such as job title, location and income. Advertisers that purchase this inventory include job boards, recruiters, colleges and universities and financial services firms.

Compensation Team

We believe that one of the most significant differentiators between us and our software competitors is our compensation team. In addition to hiring experienced compensation professionals from industry, we train our technology personnel about compensation and our compensation personnel about technology, so that each group possesses both the HR and the technological expertise essential to our products. We believe that this combined expertise allows us to design our software and data sets in a sophisticated and useful manner for our customers. We also try to ensure that employees with compensation experience are deployed throughout our organization. Historically we have moved compensation professionals into roles within sales, product management, and professional services. In this way we are able to embed compensation knowledge, skills and abilities in all aspects of what we do, and we believe this allows us to position our domain expertise as a true competitive advantage.

Research & Development

Our research and development efforts are focused on improving and enhancing our existing on-demand service offerings as well as developing new products, features and functionality. Expansion of our solutions into new areas often involves a multiple year commitment to enter a new business, and we seek new product opportunities related to compensation, performance and talent management. When we extend an existing application or data set, our development costs are relatively low. When we innovate in an area requiring the development of a new data set, our development costs increase due to the high initial fixed costs of entering the new area and also building original software functionality. Once the initial investment in a new area has been made, however, the ongoing costs to maintain a data set and extend a product are often significantly less than the costs of maintaining the typical installed software product. Research and development expense for the fiscal years ended March 31, 2004, 2005 and 2006 was $0.8 million, $1.4 million, and $2.2 million, respectively, and was $0.9 million and $1.6 million, respectively, for the six months ended September 30, 2005 and 2006.

Technology

We were a pioneer in hosted, multi-tenant, on-demand software, launching our first product in 2000. Our on-demand software is a highly scalable, multi-tenant application platform written in CSS, XML, DHTML, Visual Basic, C++, Java and C# for the .NET framework and COM+ and MSMQ for the Windows operating systems. We use commercially available hardware and a combination of proprietary and commercially available software, including Microsoft SQL Server, Microsoft IIS Server and Microsoft Windows.

Our on-demand software treats our customers as separate tenants in central applications and data sets. As a result, we are able to spread the cost of delivering our service across our user base. In addition, because we do not have to manage thousands of distinct applications with their own business logic and database schemas, we believe that we can scale our business faster than traditional software vendors, even those that have modified their products to be accessible over the Internet.

Our TalentManager products are built on our proprietary, highly scalable Salary.com FlexTenant platform, which enables us to customize the business logic, data flow, workflow and user interfaces of our enterprise applications for clients and yet continue to operate in the same multi-tenant application shared by our other customers.

Operations

We serve all of our customers from a third-party network operations facility located in Watertown, Massachusetts, operated by AT&T. This facility provides around-the-clock security personnel, photo ID/access cards, biometric hand scanners and sophisticated fire systems. The overall security of each data center (inside and outside) and network operations center are monitored by digital video surveillance cameras 24 hours a day, seven days a week. Additionally, redundant bandwidth, on-site electrical generators and environmental control devices are used to keep servers up and running. We continuously monitor the performance of our service. We have a comprehensive security infrastructure, including firewalls, intrusion detection systems and encryption for transmissions over the Internet. We monitor and test this security infrastructure on a regular basis. Our site operations team provides system management, maintenance, monitoring and back-up. We run tests regularly to ensure adequate response from our sites and conduct production environment reviews for hosting capacity, expansion and upgrade planning. We also monitor site availability and latency. We own or lease and operate all of the hardware on which our applications run in the network operations facility.

To facilitate high availability of our solutions and loss recovery, we operate a multi-tiered system configuration with redundant bandwidth, load balanced web server pools, replicated and clustered database servers and fault tolerant storage devices. Data sets are restored to hot standby database servers using transaction logs shipped from primary production database servers. This solution is designed to provide near real-time fail-over service in the event of a malfunction with a primary clustered database or server. Full backups of all data sets take place nightly and are archived to tapes. These tapes are rotated offsite to a separate facility managed by Iron Mountain. We also maintain a fully redundant site, located within our headquarters, which would serve as our primary site in the event that a disaster was to render the network operations facility inoperable. Our real-time backups are stored on servers in our corporate headquarters. Although we have not experienced a failure of our third-party network operations facility, we believe that if such facility became inoperable, most of our products would be available to our customers with minimal interruption in service.

Sales and Marketing

We sell our enterprise solutions primarily through our direct sales organization and to a lesser extent through indirect channels. Our direct sales force consists of 60 employees, including 33 account executives. We employ business development representatives to call potential enterprise customers to book initial demonstrations and to qualify customer leads. Once a lead is qualified, our account executives assess customer needs, complete demonstrations and close sales, primarily by telephone and via web-based product demonstrations. We also employ account managers who maintain on-going or post-sale relationships with subscribers, manage renewals and generate interest from existing customers to purchase additional products. Additionally, our sales engineers and compensation professionals assist with sales to customers with particularly complex needs. Most of our sales personnel are located in our headquarters in Waltham, Massachusetts. We also have an advertising and syndication sales team, which works much in the same way as our enterprise product sales team, but focuses its efforts on selling and marketing advertising on our website and syndication of our consumer offerings to other websites. Although we have relationships with many partners, including websites and consulting firms, these partners accounted for less than 10% in the aggregate of our total revenue in the fiscal year ended March 31, 2006 and the six months ended September 30, 2006.

Our marketing program is anchored by an integrated communications strategy that supports the core of our brand and value proposition. Our marketing programs include direct mail and email campaigns, using our website to provide product and company information, advertising in both print and online media, search engine marketing, issuing press releases on a regular basis and launching events to publicize our service to existing customers and prospects. We build our brand through our website, syndication and public relations, all of which are intended to increase market awareness of Salary.com as a top-tier provider of on-demand compensation management solutions, as well as a leading website for free information about compensation. Furthermore, our spokespersons are frequently sought as expert commentators by major media, including television, radio, newspapers and mainstream and trade magazines. We believe that this is a critical component of our branding program and positions Salary.com as an expert in the compensation field. In the six months ended September 30, 2006, our television and radio appearances were viewed more than 50 million times and our print appearances were viewed more than 43 million times. We also conduct seminars, participate in trade shows and industry conferences, publish white papers on HR issues and develop customer reference programs.

Customers

As of September 30, 2006, we had more than 1,500 enterprise subscribers, in various industries, who spend from $2,000 to more than $100,000 annually. No single customer accounted for more than 3% of our revenue in the fiscal year ended March 31, 2006 or in the six months ended September 30, 2006. Below is a representative list of companies who were customers as of September 30, 2006, grouped by industry category and number of employees in the business unit we serve.

Industry	More than 500 Full-Time Employees	500 or Fewer Full-Time Employees
Retail	Toys R’ Us	Dial-a-Mattress
	Home Depot	Hickory Farms
	Abercrombie & Fitch	Honey Baked Ham
	Linens ‘N Things	Red Envelope
	Hallmark	Rolex Watch USA

Consumer Products	Campbell Soup	LaCrosse Footwear
	Maytag	Premier Agenda
	Kohler	Birds Eye
	Royal Caribbean	Waterford Wedgewood USA
	Avon	Heineken USA Inc.

Financial Products and Services	Equifax	American Capital Strategies
	Merrill Lynch	Cole Taylor Bank
	Countrywide Financial	Cascade Bancorp
	M&T Bank	Ocean First Financial
	LaSalle Bank	Juniper Bank

Manufacturing	Raytheon	Wagner Spray Technology
	Bosch	Royal Appliance
	Honeywell	Rockford Corporation
	BASF	Troy Corporation
	Goodrich	JSP International

Technology	Cisco Systems	Sycamore Networks
	Thermo Fisher Scientific	Powerwave Technologies
	Trimble Navigation	DigitalGlobe
	Mitsubishi Electronics USA	SiRF Technologies
	SRA International	Omron Components

Competition

The market for on-demand compensation management and performance management solutions is fragmented, competitive and rapidly evolving, and there are low barriers to entry to some segments of this market. Within our markets, the most common applications in use today are generic desktop software tools and solutions that are not specifically designed for compensation management or performance management. We also compete with software vendors that offer solutions through either traditional on-premise delivery methods or to a lesser extent, on-demand solutions, and established consulting firms that continue to offer a diversity of services and software products. We also expect to encounter new and evolving competition as the market for on-demand compensation management software and services consolidates and matures and as organizations become increasingly aware of the advantages and efficiencies that can be attained from the use of compensation management software and data solutions.

We believe the principal factors that generally determine a company’s competitive advantage in the compensation management and performance management markets include the following:

•	a large installed customer base;

•	a well-known and respected brand;

•	breadth and depth of proprietary content;

•	the ability to offer both powerful software and technology and accurate compensation data in a single offering;

•	ease of deployment;

•	low cost of ownership;

•	a suite of products (rather than individual point solutions); and

•	an integrated platform (e.g., in which pay and performance software and data are linked).

We face competition primarily from five sources:

•	generic desktop software and in-house or custom-developed solutions;

•	established software vendors offering products specifically designed for compensation management, performance management and/or talent management;

•	established compensation and HR consulting firms;

•	other websites and advertising venues; and

•	existing and future start-up companies offering software, data, and e-commerce compensation solutions.

Generic desktop software and in-house or custom- developed solutions.    Perhaps the most common applications in use today are generic desktop software tools such as Microsoft Excel and Microsoft Access, as well as other commercially available software solutions not specifically designed for compensation or performance management. Compensation professionals at organizations of all sizes routinely use these generic software tools to develop in-house or home-grown solutions. Although we believe our CompAnalyst and TalentManager offerings are superior to these home-grown, partially-automated solutions, some potential customers may be reluctant to switch both because of the cost of our solution and because of the perceived risk they face in giving up direct control over their sources of data.

Established software vendors.    Established HR software vendors compete with both our CompAnalyst and TalentManager solutions. In addition, the market for our TalentManager solution is extremely competitive and includes several companies that are more established and have greater financial, technological and marketing resources than we do. As a result, we expect to face intense ongoing competition in this segment of our business, which could affect our ability to increase or maintain market share in the performance management arena.

We also expect that new competitors, such as enterprise software vendors that have traditionally focused on enterprise resource planning, or ERP, or back office applications, will enter, or greatly expand their offerings in, the on-demand compensation and performance management software market as it develops and matures. In addition, there are a number of companies that have products in the broader talent management market, which includes not only compensation and performance management, but also learning and recruitment management. We expect over time that certain of these companies may also seek to offer compensation and performance management products in competition with us. These large, traditional players in the HR space could focus their considerable financial, technical, marketing and sales resources on various segments of our business, either by developing their own products in-house or purchasing a smaller company. To the extent such efforts are successful, it is possible that these new competitors could rapidly acquire significant market share.

Established compensation and HR consulting firms.    The market for compensation management data and services has traditionally been dominated by large consulting firms, all of which have greater financial, sales and marketing, management, service, support and other resources than we have. Such firms have traditionally offered an expensive but fully customized compensation management solution to the nation’s largest enterprises. Additionally, in recent years such firms have begun to reinvest in their software-based compensation management tools. We thus face two types of competition from established consulting firms:

•	First, their customized consulting services represent a challenge to our CompAnalyst suite, particularly in larger organizations, which frequently have long-standing and well-entrenched relationships with compensation and HR consulting firms. This challenge is particularly acute for our CompAnalyst Executive product line, as HR and compensation executives are often reluctant to change the processes used to determine their bosses’ pay.

•	Second, some established HR consulting firms offer software that competes directly with certain modules of both our CompAnalyst and TalentManager product lines. While we believe that our software products compete favorably with those offered by consulting firms, these firms have far greater resources than we do and as a result may compete successfully with our CompAnalyst and TalentManager solutions.

Other websites and advertising venues.    Our advertising-sponsored offerings (Salary Wizard, www.salary.com, and Salary Center) compete with a wide variety of other websites and online media for advertising dollars. To the extent these competitors are able to offer advertisers more effective or cost-efficient means of marketing their product and services, we may be unable to grow, or face reduced revenues from some or all of our advertising-based products.

Existing and future start-up software, data, and e-commerce companies.    A number of smaller, early-stage companies offer products that compete directly with one or more of our product lines. Although many of these young companies may have fewer resources than we do, to the extent they are successful in their efforts, we expect to face more effective competition from them in the future, and our financial performance may suffer as a result. In addition, because the market for compensation and performance management software and services, as well as e-commerce compensation products, is nascent and rapidly evolving, we expect additional, as yet unformed, companies to enter our markets in the future. To the extent this occurs, some or all of our product lines will face greater competition in the future, which may materially adversely affect our financial performance.

Intellectual Property and Proprietary Content

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We have one U.S. issued patent (for our proprietary methods for calculating market pricing across our data sets) which expires in 2022 and three pending U.S. patent applications, as well as related patents and patent applications in other jurisdictions. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation, data and other proprietary information.

We pursue the registration of our trademarks in the United States. Currently, our CompPlanner and Salary Wizard marks are federally registered in the U.S. and we have applied for U.S. registrations for our various other marks.

We currently license some of the content used to build our compensation data sets from numerous providers pursuant to data reseller, data distribution, and license agreements with these providers. Our data sets are generally derived from market data as collected in salary surveys. This information is used as one of several inputs to our data set calculation methodology. Most of the licenses for this content are non-exclusive. We cannot assure you that the data we require for our data sets will be available from such sources in the future or that the cost of such data will not increase. Because we have content from numerous providers, we do not believe that the loss of any one license would materially affect the quality of our data sets, however, we cannot assure you that any single data set will not be substantially reliant on a single source in the future. Additionally, if a third party successfully asserted a claim that our use of data has violated our agreement with them or infringed upon their copyright, we may be required to remove the applicable data from our data sets and regenerate our data sets without such data.

Although the protection afforded by patent, trademark, copyright and trade secret laws may provide some advantages, we believe that our ability to maintain our competitive position is largely determined by such factors as the technical skills of our personnel, the breadth and depth of our proprietary data sets, new product developments and product enhancements.

Substantial litigation regarding intellectual property rights exists in the software industry. From time to time, in the ordinary course of business, we may be subject to claims relating to our intellectual property rights or those of others, and we expect that third parties may commence legal proceedings or otherwise assert intellectual property claims against us in the future, particularly as we expand the complexity and scope of our business, the number of similar products increases and the functionality of these products further overlap. If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third party technologies, primarily from Microsoft, that are incorporated into some elements of our services. Although we do not believe that any one license is material to our operations, licenses from third parties may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services.

Employees

At September 30, 2006, we had 190 full-time and part-time employees. In addition, in December 2006, we established a wholly foreign owned enterprise in Shanghai, China and hired 23 employees to carry out software development for us in China. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our employees.

Facilities

Our corporate headquarters, including our principal administrative, marketing, technical support and research and development facilities, are located in Waltham, Massachusetts, where we lease approximately 62,000 square feet under an agreement that expires in 2008. Additionally, concurrent with the establishment of our wholly owned foreign enterprise in China, our lease agreement for approximately 7,500 square feet of office space in Shanghai, which was signed in September 2006, became effective. This lease expires in 2008, but we have an option to extend it through 2010. We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations. See Note 6 to the notes to our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations” for information regarding our lease obligations.

Legal Proceedings

On December 29, 2006, we commenced a declaratory judgment action in the Superior Court of Suffolk County, Massachusetts against a former independent consultant to the Company. The former consultant was under contract to Salary.com and assisted us in completing a strategic partnership in 2000. The contract expired by its terms in November 2000. Pursuant to that contract, the former consultant was entitled to a success fee consisting of a right to purchase 33,600 shares of our common stock at a price of thirty-six cents per share, which at the time represented approximately three percent of the Company’s capital stock. In November 2006, after we commenced our initial public offering, the former consultant informed us that he was in possession of a version of a contract that allegedly gave him the right to purchase three percent of the equity of Salary.com as of an unspecified date at a price of thirty-six cents per share. The basis for this claim appears to be certain hand-written changes to the expired contract that we did not make or authorize, and had never seen until the former consultant sent us a copy of a contract containing these changes in November 2006. In the court action, we are seeking to have the court declare that the consultant is not entitled to anything other than the 33,600 options described in the expired contract. In addition, we are seeking damages due to the former consultant’s attempt to defraud us and our stockholders by making these hand-written changes subsequent to the contract’s execution and without our knowledge or consent. We also are seeking damages for tortious interference with business relations as well as for unfair and deceptive business acts and practices. To the extent we are required to issue additional shares of our common stock or options to purchase common stock as a result of this action, we would recognize an expense equal to the difference between the fair value of the common stock on the date of issuance and the price paid for such stock or the exercise price of any such options, as the case may be. If such stock were issued or such options were to be exercised, this could have a material adverse effect on our results of operations and could be dilutive to existing stockholders.

We are not currently, nor have been in the past, subject to any other material legal proceedings. From time to time, however, we may be named as a defendant in legal actions arising from our normal business activities. These claims, even those that lack merit, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers, key employees and directors and their respective ages and positions as of January 15, 2007 are as follows:

Name	Age	Position
Kent Plunkett(1)	44	Chairman, President and Chief Executive Officer
Yong Zhang(1)	39	Executive Vice President, Chief Operating Officer, Chief Technology Officer, and Director
William H. Coleman(1)	43	Senior Vice President and Chief Compensation Officer
Kenneth S. Goldman(1)	47	Senior Vice President, Chief Financial Officer, Treasurer, and Director
Teresa A. Shipp(1)	45	Senior Vice President of Sales
Christopher J. Fusco(1)	41	Vice President of Compensation and Data Operations
Meredith A. Hanrahan(1)	45	Senior Vice President and Chief Marketing Officer
Andrew Linn	47	Senior Vice President of Global Data Products
Elliot J. Mark	41	Senior Vice President, General Counsel and Secretary
Mark Albrecht	55	Vice President of Product Marketing for Talent Management Solutions
Dana Freeman	45	Vice President of Product Management
John McCammond	47	Vice President of Business Development
Thomas A. Samalis	61	Vice President and Corporate Controller
Dean Vassiliou	37	Vice President of Professional Services
Paul R. Daoust(3)(4)	59	Director
John F. Gregg	43	Director
Edward F. McCauley(2)(3)(5)	67	Director
John R. Sumser	52	Director
Terry Temescu(2)(4)	59	Director
Robert A. Trevisani(2)(3)(4)(6)(7)	73	Director

(1)	Executive officer
(2)	Member of the audit committee
(3)	Member of the compensation committee
(4)	Member of the nominating and corporate governance committee
(5)	Chairman of the audit committee
(6)	Chairman of the compensation committee
(7)	Chairman of the nominating and corporate governance committee

Kent Plunkett founded Salary.com and has served as our Chairman, President and Chief Executive Officer since 1999. Prior to founding Salary.com, Mr. Plunkett was CEO of Bumblebee Technologies Inc., a career software publisher, from 1996 through 1999, held a leadership role at InfoSpace, Inc., an online content syndication company, including online white and yellow pages, private-label search and mobile entertainment, in 1996 and Director of Business Development for Pro CD, Inc., a CD-ROM electronic directory publisher of white pages, yellow pages and mapping content, from 1995 through 1996. Mr. Plunkett holds an A.B. degree from Georgetown University and an M.B.A. from the Harvard Business School and is a Certified Compensation Professional.

Yong Zhang has served as our Chief Technology Officer since April 2000 and as our Executive Vice President and Chief Operating Officer since June 2006. Mr. Zhang has been a member of our board of directors since December 2004. Prior to joining Salary.com, Mr. Zhang held various technical leadership and project management positions at privately held software and healthcare companies, including Iconomy.com, a pioneer of private-label e-commerce solutions, Smart Route System, a traveler information company, and Center for Health and Human Services, Inc., and served as consultant for Aerovox, Inc., a publicly-held capacitor manufacturer. Mr. Zhang holds a B.S. in Physics from Shanghai University of Science and Technology, an M.B.A. from Cornell University and an M.S. in Electrical Engineering as well as an M.S. in Physics from University of Massachusetts at Dartmouth. Mr. Zhang is a Certified Compensation Professional and a Global Remuneration Professional.

William H. Coleman has served as our Senior Vice President and Chief Compensation Officer since November 2006 and served as our Senior Vice President, Compensation from November 2002 until November 2006 and as our Vice President, Compensation from May 2000 until November 2002. Prior to joining us, Mr. Coleman held senior compensation positions with Watson Wyatt Worldwide, a global consulting company, and PricewaterhouseCoopers LLP. Mr. Coleman holds a B.S. in Mathematics from the Massachusetts Institute of Technology and is a Certified Compensation Professional.

Kenneth S. Goldman has served as our Senior Vice President, Chief Financial Officer and Treasurer since March 2006. Mr. Goldman has been a member of our board of directors since November 2006. From April 2004 to March 2006, Mr. Goldman was a Principal with Mirus Capital Advisors, an investment banking firm. From March 2002 to March 2004, Mr. Goldman was Senior Vice President and Chief Financial Officer of Lodestar Corporation, an enterprise software company. From March 2000 through March 2002, Mr. Goldman was Executive Vice President and Chief Financial Officer of Student Advantage, a NASDAQ-traded marketing services company. Prior to 2000, Mr. Goldman served as the chief financial officer of several companies, including MediaMap, a provider of software and content data, ShopLink.com, an online provider of grocery shopping and household consumables, the international division of Liberty Mutual Group, and Goldweitz & Company, a real estate investment and development firm. Mr. Goldman started his career with KPMG and has been a Certified Public Accountant since 1984. Mr. Goldman holds a B.S. in Business Administration from the Whitman School of Management at Syracuse University.

Teresa A. Shipp has served as our Senior Vice President of Sales since May 2003 and served as our Corporate Controller from November 2002 until August 2004. From November 2001 until September 2002, Ms. Shipp was International Finance Manager for LoJack Corporation, a publicly-held provider of vehicle recovery systems. Ms. Shipp holds a B.S. in Electrical Engineering from the University of Notre Dame and an M.B.A. from the Harvard Business School and is a Certified Public Accountant and a Certified Compensation Professional.

Christopher J. Fusco has served as our Vice President of Compensation and Data Operations since July 2006 and served as our Vice President, Business Analysis, from July 2005 to July 2006, our Professional Services Director from March 2004 to July 2005 and our Senior Compensation Consultant from February 2002 to March 2004. From July 1998 through May 2001, Mr. Fusco was a Senior Consultant with William M. Mercer, Inc., a global consulting company. Prior to 1998, Mr. Fusco served in various compensation management positions with companies such as KPMG, an audit, tax and advisory company, W.R. Grace & Co., a global specialty chemicals and materials company, Towers Perrin, a professional services firm, and Interleaf, a provider of software products used for business documents. Mr. Fusco holds a B.S. from the University of Connecticut and an M.B.A. from Northeastern University. Mr. Fusco is a Certified Compensation Professional and Global Remuneration Professional and has

earned lifetime achievement as a Senior Professional in Human Resources (SPHR) by the Society of Human Resource Management.

Meredith A. Hanrahan has served as our Senior Vice President and Chief Marketing Officer since September 2005. From January 2005 to September 2005, Ms. Hanrahan was a marketing consultant for Yankee Group, a technology research and consulting firm, and also for Boston Beer Company, a publicly-traded beverage company. From November 2003 until November 2004, Ms. Hanrahan was General Manager and Chief Marketing Officer for AG Interactive (the interactive division of American Greetings) and from May 2000 through November 2003, Ms. Hanrahan was Vice President and General Manager for Terra Lycos, a Spanish provider of Internet access. Prior to that, Ms. Hanrahan worked for five years as a strategy consultant for KPMG and McKinsey & Company in New York, and for ten years in senior and management positions at General Mills, Inc., Miller Brewing Company, and Lindt Chocolate USA. Ms. Hanrahan holds a B.A. from the University of New Hampshire and an M.B.A. from the Harvard Business School.

Andrew Linn has served as our Senior Vice President of Global Data Products since July 2005 and served as our Senior Vice President of Product Management from 2000 to July 2005. Prior to 2000, Mr. Linn served in various capacities with One Source Information Services (and its predecessor, Lotus Development Corporation), including Group Product Manager and Product Manager from November 1988 through January 2000, an aggregator of business and company information. Mr. Linn holds a B.S. from the Wharton School at the University of Pennsylvania and is a Chartered Financial Analyst and a Certified Compensation Professional.

Elliot J. Mark has served as our Senior Vice President, General Counsel and Secretary since October 2006. From August 2003 until September 2006, Mr. Mark was Senior Vice President and General Counsel of Viisage Technology, Inc., a NASDAQ-traded identity technology company. During the period from January 2001 to March 2003, Mr. Mark was the General Counsel of eRoom Technology, Inc., an enterprise software company. Prior to that, Mr. Mark held senior legal positions at SimPlayer Sports, Inc., a developer of interactive applications for the sports market, Arthur D. Little, Inc., a global consulting firm, and Molten Metal Technology, Inc., an environmental technology company. Mr. Mark started his career with Goodwin Procter LLP. Mr. Mark holds a B.A. from Wesleyan University and a J.D. from The Georgetown University Law Center.

Mark Albrecht has served as our Vice President of Product Marketing for Talent Management Solutions since March 2006 and from February 2004 to March 2006, he served as our Vice President of Professional Services. From 2002 through 2004, Mr. Albrecht served as Managing Partner of Business Performance Partners, a performance management consulting firm. During the period from 2000 through 2002, Mr. Albrecht was Vice President of Professional Services at Commerce One, a supplier of on demand supply chain management solutions. Mr. Albrecht holds a B.S. from Florida State University, an M.B.A. in Operations Management from Boston University and an M.A. in Psychology from Montclair State College and is a Certified Compensation Professional.

Dana Freeman has served as our Vice President of Product Management since March 2006. From 2003 through 2006, Mr. Freeman was Vice President of Product Management at Deploy Solutions, a human resources management software company. From 1999 through 2003, Mr. Freeman was President and CEO of HRchitect, a human capital management consulting company. Mr. Freeman holds a B.S. in Business Administration from the University of Maine.

John McCammond has served as our Vice President of Business Development since May 2005. From 2001 to 2005, Mr. McCammond was Vice President of Channel Sales at Avaki, a provider of enterprise information integration software systems. Mr. McCammond holds a B.A. from Williams College and an M.B.A. from the Harvard Business School.

Thomas A. Samalis has served as our Vice President and Corporate Controller since August 2004. From 1994 to July 2004, Mr. Samalis was Vice President and Corporate Controller for OneSource Information Services, Inc., a publicly-held company and provider of business information. Prior to that, he was employed for twenty three years by Interactive Data Corporation, a provider of business and financial data, where he served as Vice President and Corporate Controller for six years, and in various finance and accounting capacities, including Director of Accounting and Accounting Manager throughout the preceding seventeen years. Mr. Samalis holds a B.S. in Accounting from Suffolk University and an M.B.A. from Bentley College.

Dean Vassiliou has served as our Vice President of Professional Services since October 2006. From November 2005 to October 2006, Mr. Vassiliou was the Vice President of Professional Services at 4DataLink Inc., an enterprise application integration solution provider. From June 2004 to November 2005, he was the Vice President of Product Management and Marketing at Valaran Corporation, an enterprise software company. Prior to that, Mr. Vassiliou held a variety of positions at Lodestar Corporation, an enterprise software company, from 1998 to February 2004, including Senior Vice President of Products, Services and Support from November 2001 to February 2004. Mr. Vassiliou holds a B.S. in Mechanical Engineering from the University of Hartford.

Paul R. Daoust has served on our board of directors since November 2006. Since February 2005, Mr. Daoust has served as chairman of the board and chief executive officer of HighRoads, Inc., a privately-held technology enabled solutions company providing benefits lifecycle management. From August 2003 to January 2005, Mr. Daoust was President of Daoust Consulting, LLC, a provider of management consulting services to early- and mid-stage companies. From October 2000 to July 2003, Mr. Daoust was chairman of the board and chief executive officer of GRX Technologies, Inc., a privately-held software company focused on supply chain management for the commercial insurance industry. Mr. Daoust also served as executive vice president and chief operating officer of Watson Wyatt Worldwide, one of the world’s largest human resource consulting firms, from June 1993 to June 1998. He worked for Watson Wyatt for 28 years and served on their board of directors for nine years. He currently serves on the board of Gevity HR, Inc., a publicly-traded provider of comprehensive employment management solutions, and on the advisory boards of Brodeur Worldwide (part of the Omnicom Group) and LaberMatrix, Inc. Mr. Daoust holds a B.A. in Mathematics from Boston College and a Masters of Actuarial Science with distinction from the University of Michigan and he is a Fellow of the Society of Actuaries.

John F. Gregg has served on our board of directors since November 2006. Mr. Gregg is the founder and Managing Director of Bluewater Ventures Ltd., a private equity firm specializing in turnarounds and investments in the media and telecommunications sectors in Europe, the U.S. and Asia. From January 2003, when he founded Bluewater Ventures, to January 2004, Mr Gregg acted as Chief Restructuring Officer for Cablecom GmbH, Switzerland’s largest cable operator. From 1994 to January 2003, Mr. Gregg held various senior positions at NTL Inc., a publicly-traded European broadband cable operator, including serving as Chief Financial Officer and Senior Vice President from June 1999 to January 2003. In his position as Chief Financial Officer, Mr. Gregg had primary responsibility for oversight of NTL’s successful restructuring, which was commenced upon the filing of a voluntary petition for a pre-arranged joint reorganization plan under Chapter 11 of the U.S. Bankruptcy Code on May 8, 2002 and completed on January 11, 2003. Mr. Gregg holds a B.A. from Georgetown University and an M.B.A. from Harvard Business School.

Edward F. McCauley has served on our board of directors and as Chairman of the Audit Committee of our board since November 2006. Over a thirty-six year career at Deloitte & Touche until his retirement in 2001, Mr. McCauley served as Lead Audit Partner or Advisory Partner for a wide variety of Fortune 500 companies, non-profit and regulated enterprises. Mr. McCauley is a board member of Mac-Gray Corporation, a publicly-traded laundry facilities management business, and is a board member and chairman of the audit committee of Harvard Pilgrim Healthcare, Inc., a health benefits provider. Mr. McCauley holds a B.S. in Accounting from St. Josephs University and is a Certified Public Accountant.

John R. Sumser rejoined our board of directors in November 2006, having previously served as a member of our board from October 2001 to September 2003. Mr. Sumser is the founder and President of IBN: interbiznet.com, a leading source of analysis for the electronic recruiting industry. Through John Sumser Consulting, Mr. Sumser also provides consulting services regarding business strategy and development to companies in the human resources industry. Mr. Sumser is the author of the Recruiters’ Internet Survival Guide, the Electronic Recruiting Indices and the daily Electronic Recruiting News. Mr. Sumser holds a B.A. from the Catholic University of America.

Terry Temescu has served on our board of directors since 2000. Mr. Temescu is the Chairman and Chief Executive Officer of Iron Leaf Capital Corp., a growth capital investment company, and the founding partner of Lyric Capital, a private equity investment firm, which was formed in 1998. Prior to that, he was an investment banker at Goldman Sachs and Smith Barney, and served as Chief Operating Officer and Chief Financial Officer of Concord General Corp. a diversified financial services company. Mr. Temescu holds a B.S. degree from the State University of New York and an M.B.A. from Cornell University.

Robert A. Trevisani has served on our board of directors since 2005. From 2003 up to his retirement in June 2006, Mr. Trevisani was Of Counsel at Gadsby Hannah LLP and from 1967 to 2003, he was a partner at that law firm. From 2002 to 2004, Mr. Trevisani was a board member of Computer Horizons, a publicly-traded information technology staffing and services firm that also provides temporary employee management software solutions. From 2000 to 2002, Mr. Trevisani was Chairman of the Legal Practice Section of the International Bar Association. Mr. Trevisani is also currently a Trustee of the Institute for Experimental Psychology at the University of Pennsylvania, Mount Ida College and the Stratford Foundation. Mr. Trevisani is a past member of the faculty at Boston College and Boston University. Mr. Trevisani holds an A.B. from Boston College, a J.D. from Boston College Law School and an L.L.M. in Taxation from New York University Graduate School of Law.

Board of Directors

We currently have nine directors, each of whom was elected as a director under board composition provisions of a stockholders agreement and our certificate of incorporation. The board composition provisions of the stockholders agreement and our certificate of incorporation will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Following the offering, the board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist of three Class I directors (currently Yong Zhang, Terry Temescu and John F. Gregg), three Class II directors (currently Paul R. Daoust, Kenneth S. Goldman and Robert A. Trevisani) and three Class III directors (currently Kent Plunkett, Edward F. McCauley and John R. Sumser), whose initial terms will expire at the annual meetings of stockholders held in 2007, 2008 and 2009, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Kent Plunkett, our President and Chief Executive Officer, serves as the Chairman of our board of directors.

Director compensation

Directors who are also our employees receive no additional compensation for their services as directors. Currently, we pay our non-employee directors a fee of $250 for each in-person board of directors and committee meeting they attend. Following the offering, we will pay our non-employee directors a fee of $1,000 for each in-person board of directors and committee meeting they attend and $1,000 for each telephonic board of directors and committee meeting they attend. We also reimburse non-employee directors for reasonable expenses incurred in connection with attending board of directors and committee meetings.

Upon election to the board of directors, non-employee directors are granted an option to purchase shares of our common stock, which option vests in part on the date of grant and in annual installments over the two-year period following the date of grant. Additional grants to our non-employee directors are expected to be made every two years. The exercise price of these stock options is the fair market value of our shares of our common stock as determined by the board of directors as of the date of the option grant. The vesting of these stock options accelerates upon a change of control.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of all of our committees complies with the rules of the SEC and the Nasdaq Global Market that are currently applicable to us and we intend to comply with additional requirements to the extent that they become applicable to us.

Audit committee. Edward McCauley, Terry Temescu and Robert A. Trevisani currently serve on the audit committee. Mr. McCauley serves as the Chairman of the audit committee. The audit committee’s responsibilities include, but are not limited to:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor;

•	overseeing the work of our independent auditor, including through the receipt and consideration of certain reports from the independent auditor;

•	resolving disagreements between management and our independent auditor;

•	pre-approving all auditing and permissible non-audit services (except de minimus non-audit services), and the terms of such services, to be provided by our independent auditor;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent auditors and management; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statements.

All of the members of the audit committee are “independent” under the applicable rules of the Nasdaq Global Market and the SEC.

Compensation committee. Paul Daoust, Edward McCauley and Robert A. Trevisani currently serve on the compensation committee. Mr. Trevisani serves as the Chairman of the compensation committee.

The compensation committee’s responsibilities include, but are not limited to:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

•	overseeing the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our incentive-based compensation plans and equity-based compensation plans; and

•	reviewing and making recommendations to the board with respect to director compensation.

Nominating and corporate governance committee. Paul Daoust, Terry Temescu and Robert A. Trevisani currently serve on the nominating and corporate governance committee. Mr. Trevisani serves as the Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include, but are not limited to:

•	developing and recommending to the board criteria for board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	establishing procedures for stockholders to submit recommendations for director candidates;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a set of corporate governance guidelines;

•	serving as the Qualified Legal Compliance Committee in accordance with Section 307 of the Sarbanes-Oxley Act of 2002; and

•	overseeing the evaluation of the board and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. During the fiscal year ended March 31, 2006, Kent Plunkett, our Chairman, President and Chief Executive Officer, Terry Temescu, who served as our acting Chief Financial Officer in 1999 and 2000, and Walter Conover, who served as our survey services director on a part-time basis in 2004, served on our compensation committee. None of the current members of our compensation committee has ever been an employee of the Company.

Executive Officers

Each of our executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified.

Executive Compensation

The following summarizes the compensation earned during the fiscal year ended March 31, 2006, which we refer to as fiscal 2006, by (i) our Chief Executive Officer, (ii) each of our four other most highly compensated executive officers who were serving as executive officers on March 31, 2006 and whose total compensation exceeded $100,000 and (iii) our Chief Financial Officer and Chief Marketing Officer, who would have been among our most highly compensated executive officers for fiscal 2006 but for the fact that they did not join Salary.com until March 2006 and September 2005, respectively. We refer to these individuals as our “named executive officers.”

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation				Long-Term Compensation
		Salary($)		Bonus($)	Other Annual Compensation($)(1)	Securities Underlying Options(#)
Kent Plunkett Chairman, President and Chief Executive Officer	2006	175,000		200,000	—	648,457
Yong Zhang Executive Vice President, Chief Operating Officer and Chief Technology Officer	2006	250,000		125,000	—	70,326
Teresa A. Shipp Senior Vice President of Sales	2006	155,000	(4)	75,000	—	62,580
William H. Coleman Senior Vice President and Chief Compensation Officer	2006	168,233		50,000	—	70,597
Christopher J. Fusco Vice President of Compensation and Data Operations	2006	122,521		50,000	—	31,752
Meredith A. Hanrahan(2) Senior Vice President and Chief Marketing Officer	2006	83,077		35,000	—	106,400
Kenneth S. Goldman(3) Senior Vice President, Chief Financial Officer and Treasurer	2006	7,115		30,000	—	140,000

(1)	Excludes benefits and perquisites received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such named executive officer’s annual compensation reported in this table.

(2)	Represents actual compensation earned from employment start date, September 26, 2005, through the end of fiscal 2006.

(3)	Represents actual compensation earned from employment start date, March 20, 2006, through the end of fiscal 2006.

(4)	Includes $55,000 attributable to sales commissions earned in fiscal 2006.

Option Grants in Last Fiscal Year

The following table presents all grants of stock options during the fiscal year ended March 31, 2006 to each of our named executive officers. We have not granted any stock appreciation rights. The option grants listed below were made under our Second Amended and Restated 2000 Stock Option and Incentive Plan, which we refer to as our 2000 Option Plan, or our First Amended and Restated 2004 Stock Option and Incentive Plan, which we refer to as our 2004 Option Plan, at exercise prices equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The potential realizable value, if applicable, is calculated based on the term of the option at its time of grant, which is ten years. This value is net of exercise prices and before taxes, and is based on an assumed initial public offering price of $9 per share, the mid-point of the initial public offering price range, and the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until its expiration date. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

The percentage of total options granted to employees in fiscal 2006 shown in the table below is based on options to purchase an aggregate of 3,079,811 shares of common stock granted in fiscal 2006. Percentage of total options granted to employees in fiscal 2006 representing less than 1% is denoted with an asterisk (*).

Option Grants in Last Fiscal Year

Name	Individual Grants
	Number of Securities Underlying Options Granted (#)		% of Total Options Granted to Employees in Fiscal 2006	Exercise Price Per Share ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
						5%	10%
Kent Plunkett	177,618	(1)	5.77%	$0.223	6/30/2015	$2,539,370	$4,043,523
	252,415	(2)	8.20	0.223	12/31/2015	$3,608,729	$5,746,298
	218,424	(1)	7.09	0.223	3/31/2016	$3,122,766	$4,972,483
Yong Zhang	19,040	(2)	*	0.223	11/8/2015	$272,211	$433,451
	28,000	(3)	*	0.223	11/8/2015	$400,311	$637,428
	11,200	(1)	*	0.223	3/31/2016	$160,124	$254,971
	214	(1)(5)	*	0.223	10/15/2010	$3,060	$4,872
	784	(1)(5)	*	0.223	4/2/2011	$11,209	$17,848
	11,088	(1)(5)	*	0.223	3/31/2012	$158,523	$252,421
Teresa A. Shipp	280	(4)	*	0.223	8/31/2015	$4,003	$6,374
	9,184	(2)	*	0.223	11/8/2015	$131,302	$209,076
	35,616	(3)	1.16	0.223	11/8/2015	$509,195	$810,808
	11,200	(1)	*	0.223	3/31/2016	$160,124	$254,971
	6,300	(1)(5)	*	0.223	11/4/2012	$90,070	$143,421

Name	Individual Grants
	Number of Securities Underlying Options Granted (#)		% of Total Options Granted to Employees in Fiscal 2006	Exercise Price Per Share ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
						5%	10%
William H. Coleman	12,768	(2)	*	0.223	11/8/2015	$182,542	$290,667
	28,000	(3)	*	0.223	11/8/2015	$400,311	$637,428
	10,080	(1)	*	0.223	3/31/2016	$144,112	$229,474
	7,840	(1)	*	0.223	3/31/2016	$112,087	$178,480
	1,437	(1)(5)	*	0.223	4/2/2011	$20,545	$32,714
	10,472	(1)(5)	*	0.223	3/31/2012	$149,716	$238,398
Christopher J. Fusco	7,728	(2)	*	0.223	11/8/2015	$110,486	$175,930
	16,800	(3)	*	0.223	11/8/2015	$240,186	$382,457
	4,704	(1)	*	0.223	3/31/2016	$67,252	$107,088
	2,520	(1)(5)	*	0.223	2/25/2012	$36,028	$57,368
Meredith A. Hanrahan	67,200	(1)	2.18	0.223	9/30/2015	$960,746	$1,529,827
	28,000	(3)	*	0.223	11/8/2015	$400,311	$637,428
	11,200	(1)	*	0.223	3/31/2016	$160,124	$254,971
Kenneth S. Goldman	112,000	(1)	3.64	0.223	3/20/2016	$1,601,243	$2,549,711
	28,000	(3)	*	0.223	3/20/2016	$400,311	$637,428

(1)	These options are immediately exerciseable, with the shares issuable upon exercise being subject to a right of repurchase that lapses in equal monthly installments over five years from the date of grant. See “— Employee Benefit Plans — 2000 Option Plan” and “— Employee Benefit Plans — 2004 Option Plan.”

(2)	These options are immediately exercisable, with 88 1/3% of the shares underlying such option being subject to a right of repurchase that lapses in equal monthly installments over five years from the date of grant. See “— Employee Benefit Plans — 2000 Option Plan” and “— Employee Benefit Plans — 2004 Option Plan.”

(3)	These options are immediately exerciseable, with the shares issuable upon exercise being subject to a right of repurchase that lapses in equal monthly installments over ten years from June 30, 2007. See “— Employee Benefit Plans — 2000 Option Plan” and “— Employee Benefit Plans — 2004 Option Plan.”

(4)	These options are immediately exercisable, and the shares issuable upon exercise are not subject to any right of repurchase. See “— Employee Benefit Plans — 2000 Option Plan” and “— Employee Benefit Plans — 2004 Option Plan.”

(5)	Represents options that were granted prior to fiscal 2006 but are included in the table as a result of the repricing of such options in March 2006.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information concerning the number and value of options exercised by the named executive officers during fiscal 2006, if any, and the number and value of any unexercised options held by the named executive officers at March 31, 2006. There was no public market for our common stock as of March 31, 2006. Accordingly, the value of unexercised in-the-money options, if applicable, represents the total gain that would be realized if all in-the-money options held at March 31, 2006 were exercised, determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $9 per share, the mid-point of the initial public offering price range, and the per share option exercise price.

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at March 31, 2006		Value of Unexercised In-the-Money Options at March 31, 2006
			Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
Kent Plunkett	1,514,662	—	—	—	$—	—
Yong Zhang	156,930	—	11,200	—	98,302.40	—
Teresa A. Shipp	138,646	—	11,200	—	98,302.40	—
William H. Coleman	126,083	—	7,840	—	68,811.68	—
Christopher J. Fusco	67,508	—	4,704	—	41,287.01	—
Meredith A. Hanrahan	95,200	—	11,200	—	98,302.40	—
Kenneth S. Goldman	140,000	—	—	—	—	—

Employee Benefit Plans

2000 Option Plan

Under our 2000 Option Plan, we are authorized to grant incentive stock options, within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended, to employees and officers and directors who are also employees and non-qualified stock options to officers, directors, employees, consultants and advisors.

Our 2000 Option Plan is administered by our board of directors, which may delegate its administration authority to a committee of our board of directors and its ability to grant options to one or more executive officers to the extent permitted by law. The administrator has the full authority and discretion to, among other things, determine who is eligible to receive option grants, determine the time at which options may be granted, determine the option price of the shares subject to each option, determine the type of option granted and prescribe and rescind rules and regulations thereunder. No options may be granted under our 2000 Option Plan more than 10 years after the date the board of directors adopted such plan.

The award agreements governing options issued under our 2000 Option Plan provide that options may be exercised immediately for shares of common stock that are subject to a right of repurchase in favor of us. Our repurchase right on these shares lapses over time, on the same vesting schedule that applied to the option that was exercised.

Our 2000 Option Plan provides that if we are consolidated with or acquired by another entity then each outstanding option or other award issued under our 2000 Option Plan becomes immediately vested and exercisable, except with respect to shares that would have vested on the final 12 vesting dates under such option or other award. Holders of options or other awards who remain employed by us or by our successor for 1 year following the acquisition, or whose employment terminates without cause or with good reason within the first year following the acquisition, receive full acceleration of vesting on the remaining portion of their options or other awards on the first anniversary of the acquisition or the date their employment with us or our successor is terminated. Our board of directors is required to provide for the continuation or assumption of all outstanding options and other awards by the acquiring entity in an acquisition, or for the substitution of comparable options or other awards.

The number of shares underlying an option or other award issued pursuant to our 2000 Option Plan may be reduced to the extent necessary to ensure that the holder of such option or other award does not receive an “excess parachute payment” under Section 280G of the Internal Revenue Code, unless the fair value of the reduction is greater than the tax that would be imposed on the grantee in connection with such excess parachute payment.

Our 2000 Option Plan was first adopted by our board of directors on January 12, 2000 and approved by our stockholders on January 12, 2000, and was subsequently amended and restated by our board of directors on February 9, 2006 and June 29, 2006, which amendments and restatements were approved by our stockholders on March 31, 2006 and July 26, 2006, respectively. We have reserved 3,696,000 shares of our common stock for issuance of awards under our 2000 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. As of September 30, 2006, there were outstanding options to purchase a total of 167,501 shares of our common stock under our 2000 Option Plan.

We do not intend to grant additional options under our 2000 Option Plan after this offering and the aggregate number of shares to be issued under our 2000 Option Plan will be reduced to 121,464, which represents the total number of shares issuable upon exercise of outstanding options granted under our 2000 Option Plan.

2004 Option Plan

Under our 2004 Option Plan, we are authorized to grant incentive stock options, within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended, to employees and officers and directors who are also employees and non-qualified stock options to officers, directors, employees, consultants and advisors.

Our 2004 Option Plan is administered by our board of directors, which may delegate its administration authority to a committee of our board of directors and its ability to grant options to one or more executive officers to the extent permitted by law. The administrator has the full authority and discretion to, among other things, determine who is eligible to receive option grants, determine the time at which options may be granted, determine the option price of the shares subject to each option, determine the type of option granted and prescribe and rescind rules and regulations thereunder.

Under our 2004 Option Plan, the exercise price of incentive stock options must not be less than 100% of the fair market value of our common stock on the date of such grant or, in the case of a grant to a 10% stockholder, not less than 110% of the fair market value of our common stock on the date of such grant. Additionally, the term of any incentive stock option granted under the 2004 Option Plan may not exceed 10 years from the date of grant (5 years in the case of a 10% stockholder). No options may be granted under the 2004 Option Plan more than 10 years after the date the board of directors adopted such plan.

The award agreements governing options issued under our 2004 Option Plan provide that options may be exercised immediately for shares of common stock that are subject to a right of repurchase in favor of us. Our repurchase right on these shares lapses over time, on the same vesting schedule that applied to the option that was exercised.

The 2004 Option Plan provides that if we are consolidated with or acquired by another entity then each outstanding option or other award issued under our 2004 Option Plan becomes immediately vested and exercisable, except with respect to shares that would not have vested until the final year of the vesting term of such option or other award. Our board of directors may then provide that such options or other awards must be exercised prior to the consummation of the acquisition. In addition, our board of directors or the board of directors of the successor entity may terminate the outstanding options or other awards in exchange for cash in respect of the vested portion of such options or other awards. Alternatively, our board of directors or that of the successor entity may provide for the continuation of options and other awards by the successor entity in the acquisition.

Our 2004 Option Plan was first adopted by our board of directors on December 17, 2004 and approved by our stockholders on January 12, 2005, and was subsequently amended and restated by our board of directors on June 29, 2006, which amendment and restatement was approved by our stockholders on July 26, 2006. Our 2004 Option Plan provides that the number of shares of our common stock that may be issued under our 2004 Option Plan at any time shall equal 37.5% of the total number of our shares then issued and outstanding on a fully-diluted basis. As of September 30, 2006, there were outstanding options to purchase a total of 456,943 shares of our common stock under our 2004 Option Plan.

We do not intend to grant additional options under our 2004 Option Plan after this offering and the aggregate number of shares to be issued under our 2004 Option Plan will be reduced to 1,732,487, which represents the total number of shares issuable upon exercise of outstanding options granted under our 2004 Option Plan and shares issuable upon exercise of options that we plan to grant prior to the completion of this offering.

2007 Option Plan

Our 2007 Stock Option and Incentive Plan, or 2007 Option Plan, was adopted by our board of directors and approved by our stockholders in January 2007 and will become effective upon effectiveness of this registration statement. The 2007 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, and dividend equivalent rights. We reserved 3,000,000 shares of our common stock for the issuance of awards under the 2007 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. In addition, awards that are returned to our 2000 Option Plan or 2004 Option Plan as a result of their expiration, cancellation, termination or repurchase are automatically made available for issuance under our 2007 Option Plan. No awards have been granted under the 2007 Option Plan.

The 2007 Option Plan is administered by our compensation committee, or another committee of at least two non-employee directors who are independent. The administrator of the 2007 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

All full-time and part-time officers and other employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than 900,000 shares of stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period under the 2007 Option Plan.

The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of the common stock on the date of the option grant and the term of each option may not exceed 10 years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. No incentive stock option awards may be granted under the 2007 Option Plan after January 17, 2017.

Stock appreciation rights may also be granted under our 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights granted under our 2007 Option Plan may not be less than the fair market value of our common stock on the date of grant.

Restricted stock may also be granted under our 2007 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any recipient. The administrator may impose whatever vesting conditions it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Deferred and unrestricted stock awards may also be granted under our 2007 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the administrator shall determine. Certain grantees, including directors, will be permitted to defer their compensation and receive deferred stock awards in lieu of current cash compensation. All deferred compensation will be structured to meet the requirements of Section 409A of the Internal Revenue Code. Our 2007 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

Dividend equivalent rights may be granted under our 2007 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and subject to other conditions, as the administrator shall determine.

In the event of a merger, sale or dissolution of the Company, or a similar “sale event,” all stock options and stock appreciation rights granted under the 2007 Option Plan will automatically become fully exercisable and all other awards granted under the 2007 Option Plan will become fully vested and non-forfeitable. In addition, upon the effective time of any such sale event, the 2007 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards.

Our board of directors may amend or discontinue the 2007 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options. Further, amendments to the 2007 Option Plan will be subject to approval by our stockholders if the amendment (1) increases the number of shares available for issuance under the 2007 Option Plan, (2) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (3) materially changes the method of determining fair market value for purposes of the 2007 Option Plan, (4) is required by the Nasdaq Global Market rules or (5) is required by the Internal Revenue Code to ensure that incentive options are tax-qualified.

Employee Stock Purchase Plan

Our 2007 Employee Stock Purchase Plan, or 2007 ESPP, was adopted by our board of directors and approved by our stockholders in January 2007 and will become effective upon the completion of this offering. We have reserved a total of 500,000 shares of our common stock for issuance to participating employees under the 2007 ESPP.

All of our employees, including our directors who are employees and all employees of any of our participating subsidiaries, who are employees on the first day of the offering period, and whose customary employment is for more than twenty hours a week, will be eligible to participate in the 2007 ESPP. Employees who would, immediately after being granted an option to purchase shares under the 2007 ESPP, own 5% or more of the total combined voting power or value of our common stock will not be eligible to participate in the 2007 ESPP.

We will make one or more offerings to our employees to purchase stock under the purchase 2007 ESPP. Offerings will begin on each April 1 and October 1, or the first business day thereafter and end on the last business day occurring on or before the following September 30 and March 31, respectively. During each offering period, payroll deductions will be made and held for the purchase of the common stock at the end of the offering period.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the 2007 ESPP an option to purchase shares of our common stock. The employee may authorize deductions from 1% to 10% of his compensation for each payroll period during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the 2007 ESPP, the option exercise price shall be equal to 90% of the closing price of the common stock on the exercise date.

An employee who is not a participant on the last day of the offering period will not be entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the 2007 ESPP will terminate upon voluntary withdrawal from the 2007 ESPP at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) Plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Employee elective deferrals are 100% vested at all times. Our 401(k) Plan allows for discretionary matching contributions to be made by us. As a tax-qualified retirement plan, contributions to our 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed to them from our 401(k) Plan and all contributions are deductible by us when made.

Agreements with Executive Officers

In December 2006, the Compensation Committee of our Board of Directors and Kent Plunkett, our President and Chief Executive Officer, mutually agreed to terminate Mr. Plunkett’s then existing employment agreement and begin negotiation of the terms of a new employment agreement. Although this new agreement has not been finalized and signed, the Compensation Committee and Mr. Plunkett have agreed on the principal terms for the new employment agreement which will be effective as of January 1, 2007 and will have a three year term. Under the agreement, Mr. Plunkett will receive:

•	an initial annual salary of $250,000;

•	an annual target bonus equal to 100% of his annual salary;

•	grants of equity compensation as determined annually in the sole discretion of the Compensation Committee;

•	benefits under our employee benefit plans consistent with those provided to our other executive officers;

•	in the event of termination without cause or resignation for good reason, immediate vesting of all of his unvested options and other stock-based awards which were granted prior to December 31,, 2006 plus a payment equal to one and one-half times his base salary and his average bonus for the previous two fiscal years; and

•	in certain circumstances, upon a change in control, immediate vesting of all of his unvested options and other stock-based awards plus a payment equal to two times his base salary and his average bonus for the previous two fiscal years. Mr. Plunkett also would be entitled to an additional payment equal to the amount of any excise tax payable by him pursuant to the Internal Revenue Code.

The agreement will include a provision prohibiting Mr. Plunkett, during his employment and for one year thereafter, from engaging in certain business activities and from soliciting our employees and customers.

In connection with the negotiation of the new employment agreement, on January 17, 2007, the Compensation Committee granted Mr. Plunkett an option to purchase 400,000 shares of common stock, which are exercisable at a price equal to the initial public offering price set forth on the cover of this prospectus, have a term of ten years and vest monthly over four years.

In March 2006, we entered into a letter agreement with Kenneth Goldman, pursuant to which we offered Mr. Goldman the position of Senior Vice President and Chief Financial Officer. The agreement provides that we will pay Mr. Goldman an annual base salary of $185,000, subject to annual review by the compensation committee, and that he is eligible to receive a performance-based cash bonus. In addition, during Mr. Goldman’s employment with us and for a period of one year after the termination of his employment, he is restricted from engaging in any business that competes with our business and from soliciting any of our employees. Mr. Goldman also has agreed to maintain the confidentiality of our business information. The agreement further provides that Mr. Goldman will receive an option under the 2004 Option Plan to purchase 112,000 shares of Common Stock with an exercise price of $0.223, vesting monthly over five years, and an option to purchase 28,000 shares of Common Stock with an exercise price of $0.223, vesting monthly over ten years commencing in June 2007, provided that vesting of all but the final year of such options will be accelerated if there is a change in control of the Company. Additionally, the agreement provides that we will pay Mr. Goldman severance equal to twelve months’ salary and bonus if his employment is terminated following an acquisition of the Company.

Each of our named executive officers, other than Kent Plunkett, has signed a Noncompetition, Nondisclosure and Developments Agreement. These agreements include a provision prohibiting the executive, during his employment and for one year thereafter, from engaging in certain business activities and from soliciting our employees or customers.

Limitation of Liability and Indemnification

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the effectiveness of this registration statement that limit or eliminate the personal liability of our directors and officers. Consequently, neither our directors nor officers will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except for liability for:

•	any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director or officer derived an improper personal benefit.

These limitations of liability do not alter director or officer liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to officers and employees, in connection with legal proceedings, subject to limited exceptions.

We intend to enter into indemnification agreements with each of our directors and certain of our officers contemporaneously with the offering. These agreements provide that we will indemnify these directors and officers to the fullest extent permitted by law and our certificate of incorporation and by-laws, and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available. These agreements will become effective contemporaneously with the offering.

We also intend to obtain, contemporaneously with the offering, insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers of the Company, or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

These indemnification provisions may discourage stockholders from bringing a lawsuit against our directors or officers for breach of their fiduciary duty. These indemnification provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of December 31, 2006 and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of our common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Ownership calculations below are based on 10,116,134 shares of common stock outstanding as of December 31, 2006, assuming the conversion of all of the shares of our convertible preferred stock, and 14,314,577 shares of common stock outstanding upon completion of this offering.

We and the selling stockholders have granted to the underwriters the option to purchase up to 750,000 additional shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any. Information in the following table assumes that the underwriters do not exercise their over-allotment option. Except as set forth in the footnotes below, no selling stockholder has had a material relationship with us in the past three years or is a broker-dealer or an affiliate of a broker-dealer.

Name and Address of Beneficial Owner(1)	Beneficial Ownership Prior to Offering		Shares Being Offered		Beneficial Ownership After Offering
	Shares Beneficially Owned	Percentage			Shares Beneficially Owned	Percentage
5% Stockholders
Gregory Kent Plunkett and Julianne Pemberton 2005 Gifting Trust(2)	896,000	8.86%	—		896,000	6.26%
Lyric Ventures, L.P.(3)	704,321	6.87	168,000	(29)	536,321	3.71
Named Executive Officers
Kent Plunkett(4)	3,209,320	30.13	361,323	(30)	2,847,997	19.18
Yong Zhang(5)	330,835	3.25	29,120	(30)	301,715	2.10
Teresa A. Shipp(6)	199,478	1.97	16,800	(30)	182,678	1.27
William H. Coleman(7)	237,327	2.34	22,400	(30)	214,927	1.50
Christopher J. Fusco(8)	97,952	*	—		97,952	*
Meredith A. Hanrahan(9)	126,400	1.25	—		126,400	*
Kenneth S. Goldman(10)	160,000	1.58	—		160,000	*
Directors
Paul Daoust	20,160	*	—		20,160	*
John Gregg(11)	126,699	1.25	—		126,699	*
Edward McCauley	22,400	*	—		22,400	*
John Sumser(12)	47,600	*	—		47,600	*
Terry Temescu(13)	735,681	7.16	168,000	(29)	623,681	4.31
Robert Trevisani(14)	22,973	*	—		22,973	*
All executive officers and directors as a group (13 persons)(15)	5,336,825	48.39	—		5,227,253	45.98

Name and Address of Beneficial Owner(1)	Beneficial Ownership Prior to Offering		Shares Being Offered	Beneficial Ownership After Offering
	Shares Beneficially Owned	Percentage		Shares Beneficially Owned	Percentage
Selling Stockholders
David Allio	15,069	*	2,261	12,808	*
Robert Allio	40,423	*	9,574	30,849	*
Ascendant Partners L.P.(16)	105,641	1.04	105,641	0	*
Cathal Sean Brown	159,825	1.58	33,600	126,225	*
Marsha, Michael, Benjamin & Zachary Brown(17)	191,758	1.90	186,158	5,600	*
Philip M. Byrne	44,894	*	6,720	38,174	*
Richard J. Cellini(18)	95,104	*	29,493	65,611	*
Timothy N. Driver(19)	101,853	1.01	23,224	78,629	*
Eva G. Gardner	975	*	975	0	*
Marybeth Gilmartin(20)	7,890	*	4,518	3,372	*
Kevin J. Hanna	3,988	*	598	3,390	*
Cynthia & Jeffrey Leach(21)	70,509	*	7,005	63,504	*
Andrew I. Linn(22)	201,162	1.99	19,600	181,562	1.27
James J. Mahoney, Jr.	41,577	*	11,200	30,377	*
James, B. McIntyre(23)	61,029	*	20,160	40,869	*
Mintz Levin Investments, LLC(24)	7,977	*	3,055	4,922	*
Gregory P. Murdock	22,400	*	4,480	17,920	*
Rhoda Schild	10,669	*	10,669	0	*
Christian O. Schlegel(25)	16,546	*	2,482	14,064	*
Saleh F. Shahrabani	89,600	*	22,400	67,200	*
Ralph J. Spuehler	77,058	*	19,264	57,794	*
Strachan Family Trust(26)	66,250	*	22,400	43,850	*
Susan Teeman(27)	7,890	*	6,024	1,866	*
Kay Torshen	8,569	*	1,285	7,284	*
James Vitous	16,800	*	2,520	14,280	*
WPSW Investments	46,200	*	46,200	0	*
Winston Wren	11,200	*	1,680	9,520	*
J.C. Younghans	27,009	*	2,371	24,638	*
Nicholas Zaldastani	22,400	*	16,800	5,600	*
Axel Zdarsky(28)	183,460	1.81	86,800	96,660	*

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Except as otherwise indicated, addresses are c/o Salary.com, 195 West Street, Waltham, Massachusetts 02451.

(2)	The address of the trust is Christopher L. Plunkett, Trustee, c/o Christopher L. Plunkett P.C., 265 Essex Street, Salem Massachusetts 01970. Does not include 3,209,320 shares held by Kent Plunkett. Christopher L. Plunkett, the trustee of the Gregory Kent Plunkett and Julianne Pemberton 2005 Gifting Trust, has sole voting and dispositive power over the securities held by the trust.

(3)	The address of Lyric Ventures is 5 Eden Lane, Tiburon, California 94920. Includes 363,185 shares held by Lyric Ventures, L.P., 110,152 shares held by Lyric Overseas, L.P. and 98,453 shares held by Lyric Capital Partners, L.P. Also includes 76,532 shares of common stock issuable to Lyric Ventures, L.P. upon exercise of warrants, 5,914 shares of common stock issuable to Lyric Overseas, L.P. upon exercise of warrants and 50,085 shares of common stock issuable to Lyric Capital Partners, L.P. upon exercise of warrants. Terry Temescu, one of our directors, is a managing member of Lyric Capital Managers LLC and Lyric Venture Managers LLC, which are the general partners of each of Lyric Ventures, L.P., Lyric Overseas, L.P. and Lyric Capital Partners, L.P., and as such may be deemed to share voting and dispositive power with respect to all shares held by such entities. Mr. Temescu disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Terry Temescu, Mark Bode and Greg Horn have shared voting power with respect to securities held by Lyric Ventures, L.P. Messrs. Temescu and Bode have shared voting power with respect to securities held by Lyric Overseas, L.P. and Lyric Capital Partners, L.P. Messrs. Temescu, Bode and Horn have shared dispositive power with respect to securities held by Lyric Ventures, L.P., Lyric Overseas, L.P. and Lyric Capital Partners, L.P.

(4)	Does not include 17,290 shares held by Julianne Pemberton, Mr. Plunkett’s spouse, or 896,000 shares held by the Gregory Kent Plunkett and Julianne Pemberton 2005 Gifting Trust, over which Mr. Plunkett does not have voting or dispositive power. Includes 536,161 shares of common stock issuable to Mr. Plunkett upon exercise of stock options, 400,000 of which were granted after December 31, 2006.

(5)	Includes 51,200 shares of common stock issuable to Mr. Zhang upon exercise of stock options, 40,000 of which were granted after December 31, 2006.

(6)	Includes 31,200 shares of common stock issuable to Ms. Shipp upon exercise of stock options, 20,000 of which were granted after December 31, 2006.

(7)	Includes 7,840 shares of common stock issuable to Mr. Coleman upon exercise of stock options.

(8)	Includes 24,704 shares of common stock issuable to Mr. Fusco upon exercise of stock options, 20,000 of which were granted after December 31, 2006.

(9)	Includes 31,200 shares of common stock issuable to Ms. Hanrahan upon exercise of stock options, 20,000 of which were granted after December 31, 2006.

(10)	Includes 20,000 shares of common stock issuable to Mr. Goldman upon exercise of stock options, all of which were granted after December 31, 2006.

(11)	Includes 13,440 shares of common stock issuable to Mr. Gregg upon exercise of stock options.

(12)	Includes 13,440 shares of common stock issuable to Mr. Sumser upon exercise of stock options.

(13)	The address of Mr. Temescu is 5 Eden Lane, Tiburon, California 94920. Includes 363,185 shares held by Lyric Ventures, L.P., 110,152 shares held by Lyric Overseas, L.P. and 98,455 shares held by Lyric Capital Partners, L.P. Also includes 76,532 shares of common stock issuable to Lyric Ventures, L.P. upon exercise of warrants, 5,914 shares of common stock issuable to Lyric Overseas, L.P. upon exercise of warrants, 50,085 shares of common stock issuable to Lyric Capital Partners, L.P. upon exercise of warrants and 31,360 shares of common stock issuable to Mr. Temescu upon exercise of options. Mr. Temescu is a managing member of Lyric Capital Managers LLC and Lyric Venture Managers LLC, which are the general partners of each of Lyric Ventures, L.P., Lyric Overseas, L.P. and Lyric Capital Partners, L.P., and as such may be deemed to share voting and dispositive power with respect to all shares held by such entities. Mr. Temescu disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(14)	Includes 19,600 shares of common stock issuable to Mr. Trevisani upon exercise of stock options.

(15)	Includes 780,145 shares of common stock issuable upon exercise of stock options and 132,531 shares of common stock issuable upon exercise of warrants

(16)	Stuart Cohen, the Managing Director of the general partner of Ascendant Partners L.P., has sole voting and dispositive power with respect to the securities held by Ascendant Partners L.P. Mr. Cohen formerly served as one of our directors.

(17)	Includes 11,200 shares of common stock held by Benjamin Brown, of which 5,600 are being sole in this offering. Also includes 158,158, 11,200 and 11,200 shares of common stock held by Marsha Brown, Michael Brown and Zachary Brown, respectively, all of which are being sold in this offering

(18)	Mr. Cellini formerly served as our Chief Financial Officer and General Counsel.

(19)	Mr. Driver was formerly employed by us.

(20)	Includes 1,866 shares of common stock issuable upon exercise of warrants held by Ms. Gilmartin.

(21)	Includes 44,800 shares of common stock held by Ms. Leach, 4,480 of which are being sold in this offering, and 25,709 shares of common stock held by Mr. Leach, 2,525 of which are being sold in this offering. Mr. Leach is an employee of Goldman Sachs & Co., a member of the National Association of Securities Dealers. No compensation has been paid to Mr. Leach or Goldman Sachs & Co. in connection with this offering.

(22)	Mr. Linn is our Senior Vice President of Global Data Products. Includes 4,704 shares of common stock issuable to Mr. Linn upon exercise of stock options.

(23)	Mr. McIntyre was formerly employed by us.

(24)	Includes 1,866 shares of common stock issuable upon exercise of warrants held by Mintz Levin Investments, LLC. Robert Kubic, Chief Operating Officer of Mintz Levin Investments, LLC, has shared voting and dispositive power with respect to the securities held by Mintz Levin Investments, LLC. From time to time, we have engaged the legal services of Mintz Levin Cohn Ferris Glovsky and Popeo, an affiliate of Mintz Levin Investments, LLC.

(25)	Mr. Schlegel is a registered representative with National Planning Corp. a member of the National Association of Securities Dealers. No compensation has been paid to Mr. Schlegel or National Planning Corp. in connection with this offering. Mr. Schlegel’s daughter is also a current employee of Salary.com.

(26)	Anne Strachan, trustee of the Strachan Family Trust, has sole voting and dispositive power with respect to the securities held by the Strachan Family Trust.

(27)	Includes 1,866 shares of common stock issuable upon exercise of warrants held by Ms. Teeman.

(28)	Mr. Zdarsky formerly held an observer position on our Board of Directors.

(29)	Includes 56,000 and 56,000 shares of common stock to be sold by Lyric Capital Partners, L.P. and Lyric Overseas, L.P., respectively. Also includes 56,000 shares of common stock that will be sold by Lyric Ventures, L.P. only if the over-allotment option is exercised by the underwriters.

(30)	These shares will be sold only if the over-allotment option is exercised by the underwriters.

CERTAIN TRANSACTIONS

Other than compensation arrangements and other arrangements which are described as required in “Management” and described below, since April 1, 2003, there has not been, and there is not currently proposed, any transaction or series of similar transaction to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of their immediate family has or will have a direct or indirect material interest.

We believe that we have executed all of transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

General

Terry Temescu, one of our directors, is a founding partner of Lyric Capital Partners, L.P., which beneficially owns greater than 5% of our outstanding capital stock.

Kevin Plunkett, our Vice President of Media Sales and who joined the Company in January 2000, is the brother of Kent Plunkett, our Chairman, President, Chief Executive Officer and holder of more than 5% of our outstanding capital stock. Kevin Plunkett received annual compensation of approximately $230,000 during the calendar year ended December 31, 2005.

Historical Corporate Transactions

In April 2003, we entered into an agreement for extension of credit and conversion of existing indebtedness with Kent Plunkett, our Chairman, President and Chief Executive Officer and Wianno Ventures, LLC, an affiliate of Mr. Plunkett’s spouse. Effective January 1, 2006, this agreement was assigned to Mr. Plunkett in connection with Wianno’s cessation of investment operations. Pursuant to this agreement, Mr. Plunkett became our lender and the term of this credit agreement was extended indefinitely. At the time of the assignment, $1.1 million remained outstanding under debt owed to Wianno. The amount outstanding under this line of credit as of March 31, 2004, 2005 and 2006 and September 30, 2006 was $2,030,935, $1,000,000, $800,000 and $0, respectively. For the years ended March 31, 2004, 2005 and 2006 and the six months ended September 30, 2006, we repaid $200,000, $930,935, $400,000, and $800,000, respectively, in respect of outstanding principal and made interest repayments of $171,000, $164,000, $159,000, and $48,000, respectively. Our board of directors ratified the assignment of this line of credit to Mr. Plunkett in February 2006. In September 2006, we paid the debt owed to Mr. Plunkett under this agreement in full in connection with the implementation of our credit facility and term loan with Silicon Valley Bank and terminated the credit facility with Mr. Plunkett.

In December 2002, we entered into a $250,000 subordinated note with Kent Plunkett, our Chairman, President and Chief Executive Officer. The note provided for annual interest at the rate of 12% per annum, payable monthly. The note was paid on its maturity date in December 2005. In conjunction with the note, we issued to Mr. Plunkett warrants to purchase 9,333 shares of common stock at $0.89 per share and 250,000 shares of Series B (formerly Series D) preferred stock at $1.00 per share.

In November 2006, we issued a warrant to purchase 44,800 shares of our common stock to Lyric Capital Partners, L.P., an entity that beneficially owns more than 5% of our outstanding common stock and that is affiliated with Terry Temescu, one of our directors.

Stockholders Agreement

In connection with the investment in us by our preferred stockholders, we entered into a second amended and restated stockholders agreement, dated as of December 18, 2003, with the holders of our preferred stock, which was amended on November 9, 2006. The stockholders agreement contains rights of first refusal and co-sale, preemptive rights and voting obligations. The stockholders agreement terminates upon the closing of this offering.

Registration Rights Agreement

In connection with the investment in us by the holders of our preferred stock, we entered into a second amended and restated registration rights agreement, dated as of December 18, 2003, with the investments funds affiliated with the holders of our preferred stock. Pursuant to this agreement, under certain circumstances these stockholders are entitled to require us to register their shares of common stock under the securities laws for resale. See “Description of Capital Stock — Registration Rights.”

Indemnification

We have agreed to indemnify our directors and certain of our officers in certain circumstances. See “Management — Limitation of Liability and Indemnification.”

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.0001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

As of September 30, 2006, there were 8,270,989 shares of our common stock outstanding (including 29,054,277 unvested shares of restricted stock) held by 273 stockholders of record, 15,263,190 shares of our preferred stock outstanding, which will convert into 1,758,586 shares of common stock immediately prior to the closing of this offering held by 48 stockholders of record, outstanding options to purchase 624,444 shares of our common stock under our stock option plans and outstanding warrants to purchase 108,666 shares of our common stock.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred stock

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the Company and might harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Registration rights

We entered into a second amended and restated registration rights agreement, dated as of December 18, 2003, with the holders of our preferred stock. Subject to the terms of this agreement, holders of shares having registration rights, or registrable securities, can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Demand Registration Rights.    At any time after the effective date of this offering, subject to certain exceptions, the holders of at least 40% of the then outstanding securities subject to the registration rights agreement have the right to demand that we file a registration statement on Form S-1 covering the offering and sale of their shares of our common stock that are subject to the registration rights agreement, provided, however, that we are not obligated to cause the registration statement to become effective prior to the date which is 180 days following the effective date of this offering. We are not obligated to file a registration statement on Form S-1 on more than two occasions upon the request of the holders of 40% of the registrable securities; however, this offering will not count toward that limitation.

If we are eligible to file a registration statement on Form S-3, any holder of registrable securities may demand, on one or more occasions, that we file registration statements on Form S-3 to cover the offer and sale of their shares of our common stock subject to the registration rights agreement, provided that the anticipated aggregate amount of securities to be sold pursuant to such request exceeds $1,000,000.

We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if our board of directors deems it advisable to delay such filing or if we are in possession of material nonpublic information that would be in our best interests not to disclose. Such postponements cannot exceed 90 days during any two year period.

Piggyback Registration Rights.    All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of Registration.    We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification.    The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders and each underwriter in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us and each underwriter for material misstatements or omissions attributable to them.

Certain anti-takeover provisions of our certificate of incorporation and by-laws

Our certificate of incorporation and by-laws will, upon completion of this offering, include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies.    In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders.    Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.    Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to certificate of incorporation and by-laws.    As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws. Our by-laws may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock.    Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of our company.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of a corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Nasdaq Global Market Listing

We have applied for quotation of our common stock on the Nasdaq Global Market under the symbol “SLRY”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of 14,314,577 shares of common stock, assuming the issuance of 4,198,443 shares of common stock offered by the Company and no exercise of options after December 31, 2006. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, whose sales would be subject to certain limitations and restrictions described below.

The remaining 9,314,577 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act of 1933. All of these shares will be subject to “lock-up” agreements on the effective date of this offering. On the effective date of this offering, there will not be any shares that are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k), Rule 144 or Rule 701. Upon expiration of the lock-up agreements 180 days after the effective date of this offering (unless extended in certain specified circumstances described below), 9,234,180 shares will become eligible for sale, subject in most cases to the limitations of Rule 701 or Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness	5,000,000	Shares sold in the offering.
Upon Effectiveness	0	Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up.

90 Days	0	Shares saleable under Rules 144 and 701 that are not subject to a lock-up.

180 Days	9,234,180	Lock-up released; shares saleable under Rules 144 and 701.

Thereafter	80,397	Restricted securities held for one year or less.

Stock Options

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act, but subject to the provisions of the lock-up agreement.

Lock-up Agreements

All directors and officers, and certain other stockholders, optionholders and warrantholders, have entered into lock-up agreements under which they have agreed not to directly or indirectly transfer, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days from the date of this prospectus (subject to extension in certain circumstances, as described below). Transfers or dispositions can be made sooner:

•	by gift;

•	by will or intestate succession to immediate family members;

•	to any trust for the direct or indirect benefit of the transferor or the securityholder’s immediate family;

•	to any limited partners, members, trust beneficiaries of stockholders of the securityholder;

•	if such shares were acquired in the open market; or

•	to the underwriters pursuant to an underwriting agreement between us and the underwriters.

provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 180 days. In addition, transfers or dispositions can be made sooner with the prior written consent of Thomas Weisel Partners LLC. Lastly, during the 180 lock-up period, a 10b5-1 trading plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934 may be established or amended, so long as there are no sales of our common stock under such plans during the lock-up period.

In addition, we have agreed that, without the prior written consent of Thomas Weisel Partners LLC, we will not offer, transfer or dispose of, directly or indirectly, any shares of common stock, any security convertible into or exchangeable or exercisable for shares of common stock or any securities substantially similar to our common stock until a date that is 180 days after the date of this prospectus. Our agreement with the underwriters provides, however, that we may, without such consent, grant options and sell shares pursuant to our stock plans provided that the recipients of those shares agree to be bound by the foregoing restrictions for the duration of the 180 days.

The 180-day lock-up periods described above will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event. To the extent shares of our common stock are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

Rule 144

In general, subject to the lock-up agreements discussed above, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate of ours, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 143,146 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless subject to the lock-up agreements discussed above or otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, subject to the lock-up agreements discussed above, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above. Beginning 90 days after the date of this prospectus, such securities may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with the one year minimum holding period requirements under Rule 144.

Registration Rights

Upon completion of this offering, the holders of at least 4,296,412 shares of our common stock will be eligible for certain rights with respect to the registration of such shares under the Securities Act of 1933. See “Description of Capital Stock — Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
William Blair & Company, L.L.C.
Needham & Company, LLC
Wachovia Capital Markets, LLC
Pacific Crest Securities Inc.

Total

Of the 5,000,000 shares to be purchased by the underwriters, 4,198,443 shares will be purchased from us and 801,557 shares will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                     , 2007.

Over-Allotment Option

We and the selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 244,757 and 505,243 additional shares of our common stock from us and the selling stockholders, respectively, at the initial public offering price, less the underwriting discount payable by us and the selling stockholders, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price will include:

•	the valuation multiples of publicly-traded companies that the representatives believe are comparable to us;

•	our financial information;

•	our history and prospects and the outlook for our industry;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development and the progress of our business plan; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $             per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $             per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders:

	Per Share	Total
		Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discounts payable by us
Underwriting discounts payable by selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

The Company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4.3 million. The Company is paying all of the expenses of this offering. The selling stockholders will not pay any expenses of this offering, other than the underwriting discounts and commissions.

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

Holders of all of the outstanding shares of our common stock (on an as-converted fully-diluted basis) as of December 31, 2006, including all of our directors and executive officers and all of the selling stockholders, have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus. These restrictions do not apply to the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, provided that no transfers occur under such plan during the lock-up period.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, pledge, sell, contract to sell or otherwise dispose of any shares of common stock, except for:

•	the shares of common stock offered in this offering;

•	the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus; and

•	grants of options to purchase the shares of our common stock that are reserved for issuance under our stock option plans.

The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release relating to us or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, contracts to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of material news or a material event relating to us.

Discretionary Accounts

The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, will pass upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Choate, Hall & Stewart LLP, Boston, Massachusetts

EXPERTS

Our financial statements at March 31, 2006, and for year then ended appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, an independent registered public accounting firm, and our financial statements at March 31, 2005 and March 31, 2004, and for years then ended appearing in this prospectus and registration statement have been audited by Vitale, Caturano & Company, LTD., an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning the compensation management, performance management and talent management markets, including our general expectations and market position, market opportunity and market share, is based on information from independent industry analysts, third party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. None of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. In addition, while we believe the market position, market opportunity and market share information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-138646) under the Securities Act of 1933 with respect to the shares of common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

SALARY.COM, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and

Shareholders of Salary.com, Inc.

We have audited the accompanying balance sheet of Salary.com, Inc. (a Delaware corporation) as of March 31, 2006 and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salary.com, Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, Salary.com, Inc. changed its method of accounting for share-based payments as of April 1, 2005.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended March 31, 2006 and, in our opinion, is fairly stated in all materials aspects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Boston, Massachusetts

November 10, 2006, except for paragraph 7 of footnote 12, as to which the date is January 17, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Salary.com, Inc.

Waltham, Massachusetts

We have audited the accompanying balance sheets of Salary.com, Inc. (The Company), a Delaware corporation, as of March 31, 2005 and 2004, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended. Our audits also include the financial statement schedule — Valuation and Qualifying Accounts (Schedule II) for the years ended March 31, 2005 and 2004. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salary.com, Inc. as of March 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

VITALE, CATURANO & COMPANY, LTD.

Boston, Massachusetts

December 23, 2005, except for the 17th and 18th paragraphs of

Note 8 as to which the date is November 4, 2006 and the 7th paragraph of Note 12 as to which the date is January 17, 2007

SALARY.COM, INC.

BALANCE SHEETS

	March 31,		September 30, 2006	Pro Forma September 30, 2006
	2005	2006
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash	$392,266	$1,813,715	$4,583,052	$4,583,052
Accounts receivable, net of allowance for doubtful accounts of $289,501, $166,316 and $216,765 at March 31, 2005 and 2006, and September 30, 2006, respectively	1,483,857	2,900,941	3,143,615	3,143,615
Prepaid expenses and other current assets	40,383	152,201	290,463	290,463
Deferred customer acquisition costs, current portion	398,479	494,110	660,510	660,510

Total current assets	2,314,985	5,360,967	8,677,640	8,677,640

Property, equipment and software, net	881,133	1,208,686	1,536,073	1,536,073
Intangible assets, net
Non-compete agreements, net	—	—	328,502	328,502
Customer relationships, net	—	—	108,000	108,000

Total intangible assets, net	—	—	436,502	436,502
Goodwill	—	—	266,000	266,000
Deferred customer acquisition costs, net of current portion	19,370	28,856	24,183	24,183
Security deposits	120,720	414,533	293,814	293,814
Other assets	91,799	15,000	15,000	15,000

	1,113,022	1,667,075	2,571,572	2,571,572

Total assets	$3,428,007	$7,028,042	$11,249,212	$11,249,212

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$210,571	$290,062	$857,900	$857,900
Accrued compensation	580,278	1,287,238	1,191,409	1,191,409
Accrued expenses and other current liabilities	415,610	667,703	928,280	928,280
Subscription payable	—	811,069	711,991	711,991
Revolving line of credit, related party	1,100,000	800,000	—	—
Revolving line of credit	—	—	3,800,000	3,800,000
Deferred revenue, current portion	6,087,634	9,966,057	11,846,344	11,846,344

Total current liabilities	8,394,093	13,822,129	19,335,924	19,335,924

Deferred revenue, net of current portion	295,926	582,027	433,725	433,725
Other long-term liabilities	5,581	—	—	—

Total liabilities	8,695,600	14,404,156	19,769,649	19,769,649

Redeemable convertible preferred stock:
Series A-1, $.0001 par value, 808,251 shares authorized; 808,251 shares issued and outstanding, liquidation preference of $115,500, $120,780 and $123,420 at March 31, 2005 and 2006, and September 30, 2006, respectively and no shares outstanding on a pro forma basis	115,500	120,780	123,420	—
Series A-2, $.0001 par value, 1,350,000 shares authorized; 1,350,000 shares issued and outstanding, liquidation preference of $295,313, $308,813 and $315,563 at March 31, 2005 and 2006, and September 30, 2006, respectively and no shares outstanding on a pro forma basis	295,313	308,813	315,563	—
Series A-3, $.0001 par value, 6,000,000 shares authorized; 3,568,720 shares issued and outstanding, liquidation preference of $1,561,313, $1,632,687 and $1,668,374 at March 31, 2005 and 2006, and September 30, 2006, respectively and no shares outstanding on a pro forma basis	1,561,313	1,632,687	1,668,374	—
Series A-4, $.0001 par value, 6,000,000 shares authorized; at March 31, 2005, 3,530,500 and at March 31, 2006 and September 30, 2006, 3,730,500 shares issued and outstanding, liquidation preference of $948,822, $1,054,369 and $1,082,348 at March 31, 2005 and 2006, and September 30, 2006, respectively and no shares outstanding on a pro forma basis	948,822	1,054,369	1,082,348	—
Series B, $.0001 par value, 10,000,000 shares authorized; 5,805,719 shares issued and outstanding, liquidation preference of $7,111,771, $7,460,114 and $7,634,286 at March 31, 2005 and 2006, and September 30, 2006, respectively and no shares outstanding on a pro forma basis	7,051,573	7,421,458	7,606,400	—
Commitments and contingencies (Note 6)
Stockholders’ deficit:
Common stock, $.0001 par value; 80,000,000, 80,000,000 and 125,000,000 shares authorized at March 31, 2005 and 2006, and September 30, 2006, respectively; 3,892,093, 4,658,312 and 5,021,358 shares issued at March 31, 2005 and 2006, and September 30, 2006, respectively and 6,779,944 shares issued on a pro forma basis; 3,892,093, 4,653,832 and 5,016,878 shares outstanding at March 31, 2005 and 2006, and September 30, 2006, respectively and 6,775,464 shares outstanding on a pro forma basis	389	466	502	678
Additional paid-in capital	1,957,869	3,209,171	3,791,541	14,587,500
Treasury stock, 0, 4,480 and 4,480 shares at cost, at March 31, 2005 and 2006, and September 30, 2006, respectively	—	(1,000)	(1,000)	(1,000)
Subscription receivable	—	(279,139)	(25,640)	(25,640)
Accumulated deficit	(17,198,372)	(20,843,689)	(23,081,975)	(23,081,975)

Total stockholders’ deficit	(15,240,114)	(17,914,221)	(19,316,542)	(8,520,437)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$3,428,007	$7,028,042	$11,249,212	$11,249,212

The accompanying notes are an integral part of these financial statements.

SALARY.COM, INC.

STATEMENTS OF OPERATIONS

	Years Ended March 31			Six Months Ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)	(Unaudited)
Revenue:
Subscription revenues	$5,149,775	$8,565,055	$13,037,339	$5,773,685	$9,280,879
Advertising revenues	1,249,930	1,410,523	2,262,031	965,239	1,316,374

Total revenues	6,399,705	9,975,578	15,299,370	6,738,924	10,597,253
Cost of revenues(1)	900,660	1,830,872	3,107,889	1,366,484	2,152,256

Gross profit	5,499,045	8,144,706	12,191,481	5,372,440	8,444,997

Operating expenses:
Research and development(1)	845,457	1,410,183	2,238,095	917,990	1,601,069
Sales and marketing(1)	3,476,726	5,854,492	8,573,582	3,584,993	5,599,991
General and administrative(1)	2,002,423	2,798,430	4,336,859	1,965,026	3,099,067
Amortization of intangible assets	—	—	—	—	77,498

Total operating expenses	6,324,606	10,063,105	15,148,536	6,468,009	10,377,625

Loss from operations	(825,561)	(1,918,399)	(2,957,055)	(1,095,569)	(1,932,628)

Other income (expense):
Interest income	797	2,662	2,979	2,107	6,098
Interest expense	(357,288)	(357,168)	(159,140)	(86,409)	(51,560)
Other expense	(11,720)	(17,015)	(16,515)	(12,344)	(2,200)

Total other expense	(368,211)	(371,521)	(172,676)	(96,646)	(47,662)

Net loss	$(1,193,772)	$(2,289,920)	$(3,129,731)	$(1,192,215)	$(1,980,290)
Accretion of preferred stock	(473,337)	(512,997)	(515,586)	(257,793)	(257,996)

Net loss attributable to common stockholders	$(1,667,109)	$(2,802,917)	$(3,645,317)	$(1,450,008)	$(2,238,286)

Net loss attributable to common stockholders per share:
Basic and diluted	$(0.68)	$(0.81)	$(0.89)	$(0.37)	$(0.46)

Weighted average shares outstanding used in computing per share amounts:
Basic and diluted	2,440,926	3,467,985	4,079,224	3,881,700	4,816,962

(1) Amounts include stock-based compensation expense, as follows:

	Years Ended March 31			Six Months Ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)	(Unaudited)
Cost of revenues	$—	$41,500	$185,537	$17,692	$55,278
Research and development	—	57,311	180,015	14,110	37,139
Sales and marketing	—	162,143	401,322	54,887	136,141
General and administrative	1,130	251,536	311,420	85,809	259,042

	$1,130	$512,490	$1,078,294	$172,498	$487,600

The accompanying notes are an integral part of these financial statements.

SALARY.COM, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock		Additional Paid-In Capital	Treasury Stock		Subscription Receivable	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount		Shares	Amount
Balance, March 31, 2003 (Unaudited)	863,200	$86	$767,434	—	$—	$—	$(12,728,346)	$(11,960,826)
Conversion of bridge loans to common stock	1,245,359	125	277,857	—	—	—	—	277,982
Issuance of common stock for warrant and options exercises	1,250,975	125	279,181	—	—	—	—	279,306
Issuance of stock options to consultants	—	—	1,130	—	—	—	—	1,130
Accretion of preferred stock to redemption value	—	—	—	—	—	—	(473,337)	(473,337)
Net loss	—	—	—	—	—	—	(1,193,772)	(1,193,772)

Balance, March 31, 2004	3,359,534	$336	$1,325,602	—	$—	$—	$(14,395,455)	$(13,069,517)
Issuance of common stock for warrant and options exercises	532,559	53	119,777	—	—	—	—	119,830
Accretion of preferred stock to redemption value	—	—	—	—	—	—	(512,997)	(512,997)
Stock-based compensation expense	—	—	512,490	—	—	—	—	512,490
Net loss	—	—	—	—	—	—	(2,289,920)	(2,289,920)

Balance at March 31, 2005	3,892,093	$389	$1,957,869	—	$—	$—	$(17,198,372)	$(15,240,114)
Issuance of common stock for warrant and options exercises	766,219	77	172,978	—	—	—	—	173,055
Purchase of treasury stock	—	—	—	4,480	(1,000)	—	—	(1,000)
Subscription receivable	—	—	—	—	—	$(279,139)	—	(279,139)
Accretion of preferred stock to redemption value	—	—	—	—	—	—	(515,586)	(515,586)
Stock-based compensation expense	—	—	1,078,294	—	—	—	—	1,078,294
Net loss	—	—	—	—	—	—	(3,129,731)	(3,129,731)

Balance at March 31, 2006	4,658,312	$466	$3,209,141	4,480	$(1,000)	$(279,139)	$(20,843,689)	$(17,914,221)
Issuance of common stock for warrant and options exercises	864	—	193					193
Vesting of restricted stock	362,182	36	94,637					94,673
Subscription receivable						253,499		253,499
Accretion of preferred stock to redemption value							(257,996)	(257,996)
Stock-based compensation expense			487,600					487,600
Net loss							(1,980,290)	(1,980,290)

Balance at September 30, 2006 (Unaudited)	5,021,358	$502	$3,791,571	4,480	$(1,000)	$(25,640)	$(23,081,975)	$(19,316,542)

The accompanying notes are an integral part of these financial statements.

SALARY.COM, INC.

STATEMENTS OF CASH FLOWS

	Years Ended March 31,			Six Months Ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,193,772)	$(2,289,920)	$(3,129,731)	$(1,192,215)	$(1,980,290)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property, equipment and software	233,105	330,921	495,571	215,891	354,193
Amortization of intangible assets	—	—	—	—	77,498
Noncash interest expense	94,500	127,400	—	—	—
Stock-based compensation	1,130	512,490	1,078,294	172,498	487,600
Provision (credit) for doubtful accounts	60,164	104,754	(123,185)	(9,000)	50,449
Change in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(617,024)	(558,500)	(1,293,899)	(598,828)	(293,123)
Prepaid expenses and other current assets	—	(40,383)	(111,818)	(63,774)	(138,262)
Deferred customer acquisition costs	(167,951)	(104,131)	(105,117)	76,581	(161,727)
Security deposits	—	(120,720)	(293,813)	(27,062)	120,719
Other assets	(90,808)	14,009	76,799	76,799	—
Increase (decrease) in:
Accounts payable	(233,990)	64,436	79,491	60,136	567,838
Accrued expenses and other current liabilities	42,712	606,472	959,053	71,324	(127,752)
Other long-term liabilities	21,494	(228,795)	(5,581)	—	—
Deferred revenue	2,180,672	2,520,678	4,164,524	1,290,952	1,611,985

Net cash provided by (used in) operating activities	330,232	938,711	1,790,588	73,302	569,128

Cash flows from investing activities:
Cash paid for acquisition	—	—	—	—	(367,500)
Purchases of property and equipment	(344,665)	(581,922)	(655,126)	(216,136)	(588,423)
Capitalization of software development costs	(31,402)	(100,941)	(167,998)	(43,461)	(93,156)

Net cash used in investing activities	(376,067)	(682,863)	(823,124)	(259,597)	(1,049,079)

Cash flows from financing activities:
Proceeds from revolving line of credit, related party	2,230,935	—	100,000	—	—
Repayments of revolving line of credit, related party	(200,000)	(930,935)	(400,000)	—	(800,000)
Proceeds from issuance of Series A-4 preferred stock	607,625	—	125,000	50,000	—
Proceeds from Series A-4 preferred stock subscription receivable	—	275,000	—	—	—
Proceeds from exercise of common stock options and warrants	279,306	119,830	173,055	71,740	193
Repurchase of unvested exercised stock options	—	—	—	—	(7,404)
Repurchase of common stock	—	—	(1,000)	(1,000)	—
Proceeds from subscription payable	—	—	811,069	—	3,000
Payments for subscription receivable	—	—	(279,139)	—	—
Proceeds from subscription receivable	—	—	—	—	253,499
Repurchase of Series A-4 preferred stock	—	—	(75,000)	—	—
Repayments of subordinated notes payable to stockholders	—	(750,000)	—	—	—
Repayments of note payable	(505,803)	—	—	—	—
Proceeds from revolving line of credit	—	—	—	—	3,800,000
Repayments of borrowings under line of credit	(1,100,000)	—	—	—	—

Net cash provided by (used in) financing activities	1,312,063	(1,286,105)	453,985	120,740	3,249,288

Increase (decrease) in cash	1,266,228	(1,030,257)	1,421,449	(65,555)	2,769,337
Cash, beginning of period	156,295	1,422,523	392,266	392,266	1,813,715

Cash, end of period	$1,422,523	$392,266	$1,813,715	$326,711	$4,583,052

Supplemental disclosure of cash flow information:
Cash paid during the period:
Interest	$170,685	$164,130	$159,462	$87,125	$51,728

Income taxes	$—	$—	$—	$—	$—

Supplemental disclosure of noncash financing activities:
Common stock issued in connection with the conversion of notes payable to stockholder	$277,982	$—	$—	$—	$—

Accretion and dividends on redeemable preferred stock	$473,337	$512,997	$515,586	$257,793	$257,996

Series A-4 preferred stock subscription receivable	$275,000	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Salary.com (the “Company”) is a leading provider of on-demand compensation management solutions. The Company’s comprehensive on-demand software applications are integrated with its proprietary data sets to automate the essential elements of its customers’ compensation management processes. As a result, the Company’s solutions can significantly improve the effectiveness of its customers’ compensation spending. The Company enables employers of all sizes to replace or supplement inefficient and expensive traditional approaches to compensation management, including paper-based surveys, consultants, internally developed software applications and spreadsheets. The Company was incorporated in Delaware in 1999 and its principal operations are located in Waltham, Massachusetts. The Company conducts its business primarily in the United States.

The Company is subject to risks common to technology companies in similar stages of development including, but not limited to, the need for successful development of new technology, development of markets and distribution channels, raising financing to support operations, protection of proprietary technology, dependence on key personnel, fluctuations in operating results and risks associated with changes in information technology, economic down turns and government regulations.

The Company has experienced operating losses since inception and through September 30, 2006. Management believes the Company’s existing resources and availability under the 2006 Working Capital Line of Credit (see Note 12) will be sufficient to meet its working capital requirements for at least the foreseeable future. However there is no assurance that these resources will be adequate and the Company may need to seek alternative sources of financing.

Unaudited Interim Financial Information

The accompanying unaudited balance sheet as of September 30, 2006, unaudited statements of operations and cash flows for the six months ended September 30, 2005 and 2006, and the unaudited statement of stockholders’ deficit for the six months ended September 30, 2006 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal, recurring adjustments, considered necessary for a fair presentation have been included. The information disclosed in the notes to the financial statements for these periods is unaudited. Operating results for the six months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the year ending March 31, 2007 or any future period.

Unaudited Pro Forma Financial Information

The unaudited pro forma balance sheet as of September 30, 2006 reflects the 1 for 8.93 reverse stock split and reflects the automatic conversion of all outstanding shares of Series A-1, Series A-2, Series A-3, Series A-4 and Series B redeemable convertible preferred stock into 1,758,599 shares of common stock which automatic conversion will occur upon the closing of the Company’s proposed initial public offering (See Note 7).

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. These estimates are made by analyzing the status of significant past due receivables and by establishing general provisions for estimated losses by analyzing current and historical bad debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit and collection policies and the financial strength of the Company’s customers. Receivables that are ultimately deemed uncollectible are charged off as a reduction of receivables and the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

Security Deposits

Security deposits consist of certificates of deposit totaling approximately $121,000 and $415,000 as of March 31, 2005 and 2006, respectively. The security deposits are held in the Company’s name with a major financial institution to collateralize the Company’s office leases.

Deferred Customer Acquisition Costs

Deferred customer acquisition costs are the direct incremental costs associated with establishing noncancelable subscription contracts with customers and consist of sales commissions paid to the Company’s sales force. The commissions are deferred and amortized over the related contract period of generally one year. Amortization of deferred commissions is included in sales and marketing expense in the accompanying statements of operations.

Property and Equipment

Property and equipment are carried at cost and are depreciated over the estimated useful life, generally three years, using the straight-line method. The Company’s policy is to generally capitalize any item with an acquisition cost of $1,000 or more. Depreciation of leasehold improvements is recorded over the shorter of the estimated useful life of the leasehold improvement or the remaining lease term. Expenditures for maintenance and repairs are charged to operations when incurred, while additions and betterments are capitalized. When assets are retired or disposed, the asset’s original cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the statement of operations.

Intangible Assets and Goodwill

On April 3, 2006, the Company acquired certain assets of the eComp Data Services Division (“eComp”) from Aon Consulting, Inc., a global human capital consulting firm located in New York City.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

eComp Data Services is a leading provider of executive compensation data. The assets acquired included the eComp database and certain software and proprietary assets, including all intellectual property rights. Pursuant to the terms of the agreement, the Company paid $585,000 with $292,500 due at the closing date of April 3, 2006, and the remaining balance due no later than September 30, 2006. Included in the acquisition is $75,000 which was paid by the Company to a former principal of eComp for a noncompete agreement. Accordingly, the purchase price was allocated based upon the fair value of assets acquired and liabilities assumed. The Company has preliminarily allocated $266,000 of the purchase price to goodwill based upon the estimated fair value of the assets acquired in the acquisition. The results of operations for the six months ended September 30, 2006 include the impact of this acquisition since April 3, 2006.

The determination and allocation of the purchase price is preliminary and subject to adjustment. The Company has preliminarily allocated the purchase price based upon the estimated fair value of the net assets acquired, as follows:

Amount
(Unaudited)
Non-Compete (amortization period 5 years)	$365,000
Customer Relationships (amortization period 5 years)	120,000
Hosting and Servicing (amortization period 2 months)	29,000
Assumed liabilities	(120,000)
Goodwill	266,000

Total purchase price	$660,000

The Company follows the guidance of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), which superseded Accounting Board Opinion No. 17, Intangible Assets. Under SFAS No. 142, goodwill and certain other intangible assets with indefinite lives are no longer amortized, but instead are reviewed for impairment annually or more frequently if impairment indicators arise. If goodwill becomes impaired, some or all of the goodwill could be written off as a charge to operations. This comparison is performed annually or more frequently if circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The Company reviews the carrying values of goodwill of the business component by comparing the carrying value to the estimated fair value of the business component. The fair value is based on management’s estimate of the future discounted cash flows to be generated by the respective business component. Changes in the underlying business could affect these estimates, which in turn could affect the recoverability of goodwill.

Software Development Costs

The Company capitalizes certain internal software development costs under the provisions of Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met.

The Company incurs software development costs related to its applications developed for subscription services and for management information systems. Costs are incurred in three stages of development: the preliminary project stage, the application development stage, and the post-implementation stage. Costs

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

incurred during the preliminary project stage and the post-implementation stage are expensed as incurred. Certain qualifying costs incurred during the application development stage are capitalized as property, equipment and software. These costs generally consist of internal labor during configuration, coding, and testing activities. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, it is probable that the project will be completed, the software will be used to perform the function intended and technical feasability has been determined. These costs are amortized using the straight-line method over the estimated useful life of the software, generally three years. All other development costs are expensed as incurred.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. At March 31, 2005 and 2006 and September 30, 2006, the Company had cash balances at certain financial institutions in excess of federally insured limits. However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Accounts receivable are typically uncollateralized and are derived from revenues earned from customers primarily located in the United States.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the fair value of the asset, while long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue

The Company derives its revenues from subscription fees and, to a lesser extent, through advertising on its website, third party advertisements on its website and syndication fees. Subscription revenues are comprised primarily of subscription fees from enterprise and small business customers who pay a bundled fee for the Company’s on-demand software applications and data products and implementation services related to the Company’s subscription products, as well as syndication fees from the Company’s website partners and premium membership subscriptions sold primarily to individuals. To a lesser extent, subscription revenues also include fees for discrete professional services which are not bundled with the Company’s subscription products and revenue from the sale of the Company’s Compensation Market Study and Salary.com Survey products, which are not sold on a subscription basis. These discrete professional services generally represent stand-alone compensation related to consulting and benchmarking of specific jobs. Because the Company provides its application as a service, the Company follows the provisions of SEC Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in the Financial statements”, as amended by No. 104, Revenue Recognition. Revenue is recognized ratably over the contractual period and amounts are earned when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of fees from the customer is probable.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Subscription revenue is recognized ratably over the contract period. Customers are generally billed for the subscription on an annual basis. For all customers, regardless of their billing method, subscription revenue is initially recorded as deferred revenue in the accompanying balance sheets. As services are performed, the Company recognizes subscription revenue over the applicable service period. For selected products where an implementation process occurs prior to the on-demand applications becoming useful to customers, revenue recognition is deferred until after the product has been implemented and then recognized as revenue ratably over the remaining applicable subscription period.

Subscription agreements that are related to the Company’s TalentManager suite of products may contain multiple service elements and deliverables. These elements include access to the Company’s on-demand software and often specify initial services including configuration and training. Except where the Company becomes the subject of a bankruptcy proceeding which is not dismissed within 60 days of filing or the Company makes an assignment for the benefit of its creditors, these particular subscription agreements do not provide customers the right to take possession of the software at any time. In May 2003, the Financial Accounting Standards Board issued Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). EITF 00-21 was issued to address how companies should determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying the guidance in EITF 00-21, the Company determined that it does not have objective and reliable evidence for the fair value of the TalentManager subscription fees after delivery of specified initial services, consisting of configuration and training. The Company cannot establish the fair value of the TalentManager subscription element of the contract due to the variability of the sales price between different customers for the subscription element of the contract. Furthermore, the initial services do not have stand-alone value to the customer without being bundled with the subscription element of the contract because the Company does not sell the initial services separately and because such services are not provided by a third party. The Company therefore accounts for these subscriptions arrangements and its related service fees as a single unit of accounting.

Discrete professional services represent a separate earnings process and revenue is recognized as services are performed. Professional services engagements are generally priced on a fixed-fee basis. Revenue under fixed-fee arrangements is recognized proportionally to the performance of the services utilizing milestones if present in the arrangement, or at the completion of the project.

Revenues for the Company’s Compensation Market Study and Survey products, which are not sold on a subscription basis, are recognized only when persuasive evidence of an arrangement exists, delivery of the study or survey has occurred, risk of ownership has passed to the customer, the price is fixed and determinable, and collection is reasonably assured.

Advertising revenues are comprised of revenues that the Company generates through agreements to display third party advertising on the Company’s website for a fixed period of time or fixed number of impressions. Advertising revenues are recognized as the advertising is displayed on the website.

Deferred Revenue

Deferred revenue primarily consists of billings to customers in advance of revenue recognition from the Company’s subscription service described above and is recognized as the revenue recognition criteria are met. Deferred revenue to be recognized in the succeeding 12-month period is included in current deferred revenue with the remaining amounts included in non-current deferred revenue.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Cost of Revenues

Cost of revenues consists primarily of costs for data development and data acquisition, fees paid to the Company’s network provider for the hosting and managing of its servers, related bandwidth costs, compensation and related personnel costs for the support and implementation of the Company’s products and amortization of capitalized software costs.

Redeemable Stock

The Company accounts for stock subject to provisions for redemption outside of its control as mezzanine equity. These securities are recorded at fair value at the date of issue and are accreted to the redemption amount at each balance sheet date. The resulting increases in the carrying amount of the redeemable stock are reflected through decreases in additional paid-in capital or, in the absence of additional paid-in capital, through accumulated deficit.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of their short-term nature.

Advertising Expenses

The Company expenses advertising as incurred. Advertising expense for the years ended March 31, 2004, 2005 and 2006 was approximately $5,000, $10,000 and $85,000, respectively.

Segment Data

The Company manages its operations on a consolidated, single segment basis for purposes of assessing performance and making operating decisions. Accordingly, the Company does not have reportable segments of its business.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based upon the temporary differences between the financial reporting and tax bases of liabilities and assets, using enacted tax rates in effect in the years in which the differences are expected to reverse. Realization of the Company’s net deferred tax assets is contingent upon generation of future taxable income. Due to the uncertainty of realization of the tax benefits, the Company has provided a valuation allowance for the full amount of its net deferred tax assets.

Net Loss Attributable to Common Stockholders Per Share

Basic net loss attributable to common stockholders per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following summarizes the potential outstanding common stock of the Company as of the end of each period:

	March 31,			Six Months Ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)	(Unaudited)
Options to purchase common stock	1,324,145	2,331,092	640,341	2,223,380	624,444
Warrants to purchase common or preferred stock	194,770	194,770	108,666	138,770	108,666
Shares of common stock into which outstanding preferred stock is convertible(2)	1,736,186	1,736,186	1,758,586	1,758,586	1,758,586
Restricted shares(1)	—	—	3,630,488	—	3,254,111

Total options, warrants, restricted shares and preferred stock exercisable or convertible into common stock	3,255,101	4,262,048	6,138,081	4,120,736	5,745,807

(1)	Represents stock options that have been exercised, but unvested as of the reporting date.
(2)	Reflects the 1 for 8.93 reverse stock split of our common stock which will occur upon the closing of the Company’s proposed initial public offering.

If the outstanding options, warrants and preferred stock were exercised or converted into common stock, the result would be anti-dilutive and, accordingly, basic and diluted net loss attributable to common stockholders per share are the same for all periods presented in the accompanying statements of operations.

Accounting for Stock-Based Compensation

Prior to April 1, 2005, stock options issued to employees under the Company’s stock option plan were accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. The Company has applied the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). All stock-based awards to nonemployees are accounted for at their fair value in accordance with SFAS 123 and EITF 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”).

In accordance with SFAS 123, the fair value of each stock option grant has been estimated on the date of the grant using the minimum value method of the Black-Scholes option pricing model. The following table summarizes the weighted average assumptions used in calculating pro forma stock-based compensation expense:

	March 31,
	2004	2005

Risk-Free Rate	2.57-3.62%	3.49-3.89%
Expected life	5 years	5 years
Expected Volatility	0%	0%
Expected Dividend yield	0%	0%

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Had the fair value method prescribed in SFAS 123 been applied to the Company’s outstanding stock options in the financial statements, the net loss for the years ended March 31, 2004 and 2005, respectively, would have been:

	March 31,
	2004	2005

Reported net loss attributable to common stockholders	$(1,667,109)	$(2,802,917)
Add — stock based compensation expense included in the determination of reported net loss	1,130	512,490
Deduct — total stock-based compensation expense determined under the fair value based methods for all awards	(37,038)	(151,098)

Pro forma loss attributable to common stockholders	$(1,703,017)	$(2,441,525)

Pro forma loss per share attributable to common stockholders	$(0.70)	$(0.70)

On April 1, 2005, the Company elected to adopt the provisions of SFAS No. 123(R), Share-Based Payments (“SFAS 123R”) and has applied the prospective method application which requires stock-based compensation to be recognized on awards granted after April 1, 2005. Additionally, the Company followed the provisions of the SEC Staff Accounting Bulletin No. 107 Share-Based Payment (“SAB 107”) in its adoption of SFAS 123R. SAB 107 provides the SEC staff’s interpretation of SFAS 123R and provides further guidance on the valuation of share-based payments. The Company has also elected to adopt the alternative method of calculating the historical pool of tax benefits as permitted by FASB Staff Position No. SFAS 123R-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. Under the prospective method, the Company will continue to account for stock-based compensation awards granted before April 1, 2005 using the intrinsic value method as prescribed by APB 25. Stock-based compensation expense for all stock-based compensation awards granted after April 1, 2005 is based on the grant date fair value, estimated in accordance with the provisions of SFAS 123R. The Company recognizes compensation expense for stock-based compensation awards on a straight-line basis over the requisite service period of the award. All stock-based awards to nonemployees granted after April 1, 2005 will be accounted for at their fair value, in accordance with SFAS 123R and EITF 96-18.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The fair value of each grant was estimated using the Black-Scholes valuation model. The risk free rate was determined by reference to the U.S. Treasury yield curve in effect at or near the time of grant for the expected term of the award. The expected life was determined based upon review of the period that the Company’s share-based awards are expected to be outstanding and is estimated based on historical experience of similar awards, giving consideration to the contractual term of the awards, vesting schedules, employee turnover and expectations of employee exercise behavior. The expected volatility is based upon an average of the historical volatilities of similar entities’ common stock. The expected dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The estimated forfeiture rate was based upon an analysis of the Company’s historical data.

Recent Accounting Pronouncements

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Current Year Financial Statements (“SAB 108”), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that the Company quantify misstatements based on their impact on each of our financial statements and related disclosures. SAB 108 is effective for the first fiscal year ending after November 15, 2006. The Company has adopted SAB 108 during the six months ended September 30, 2006. The adoption of SAB 108 did not have a material effect on the Company’s financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact of adopting SFAS 157 on its financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes —an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating what impact, if any, the adoption of FIN 48 will have on its financial position and results of operations.

3. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software at March 31, 2005 and 2006 and September 30, 2006 consisted of the following:

	2005	2006	September 30, 2006
			(Unaudited)
Computer equipment and software	$1,084,657	$1,619,890	$2,164,233
Office equipment	107,194	194,718	235,140
Furniture and fixtures	235,708	255,950	259,608
Capitalized software development costs	355,916	523,914	617,070
Leasehold Improvements	74,594	74,594	—

	1,858,069	2,669,066	3,276,051
Less — accumulated depreciation and amortization	976,936	1,460,380	1,739,978

Property and equipment, net	$881,133	$1,208,686	$1,536,073

Depreciation expense for the years ended March 31, 2004, 2005 and 2006 was approximately $168,000, $270,000 and $430,000, respectively.

During the years ended March 31, 2005 and 2006, the Company capitalized approximately $101,000 and $168,000, respectively, of costs of computer software developed or obtained for internal use. These costs are being amortized to cost of revenues on a straight-line basis over their estimated useful life of three years. Amortization expense related to capitalized software development costs amounted to approximately $66,000, $61,000 and $66,000 during the years ended March 31, 2004, 2005 and 2006, respectively

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

4. INTANGIBLE ASSETS

Intangible assets as of September 30, 2006, consists of the following:

	Cost	Accumulated Amortization	Carrying Amount	Useful Life
	(Unaudited)	(Unaudited)	(Unaudited)
Non-Compete Agreements	$365,000	$36,498	$328,502	5 years
Customer Relationships	120,000	12,000	108,000	5 years
Hosting and Servicing	29,000	29,000	—	2 months

	$514,000	$77,498	$436,502

All of the Company’s finite-lived acquired intangible assets are subject to amortization over their estimated useful lives. No residual value is estimated for these intangible assets. Acquired intangible asset amortization for the six months ended September 30, 2006 was approximately $77,000.

Expected future annual amortization expense related to intangible assets is as follows:

Year ending March 31,
(Unaudited)
2007	$126,000
2008	97,000
2009	97,000
2010	97,000
2011	97,000

$514,000

5. DEBT

Revolving Line of Credit, Related Party

On April 11, 2003, the Company entered into a $2,171,000 revolving line of credit with an entity owned by a stockholder of the Company (the “2003 Line”). Principal amounts outstanding under the 2003 Line accrued interest at a per annum rate equal to the prime rate plus 4.25% (11.75% at March 31, 2006), payable semi-monthly. The 2003 Line was collateralized by substantially all of the assets of the Company. In addition, the 2003 Line carried a commitment fee equal to 6.00% of the balance available, but not drawn down. On January 1, 2006, the 2003 Line was assigned to a stockholder, and was extended indefinitely. Availability under the 2003 Line totaled $1,071,000 and $700,000 as of March 31, 2005 and March 31, 2006, respectively and $0 as of September 30, 2006. In September 2006, the 2003 Line was repaid in full and was terminated (see Note 12). Interest expense incurred for the years ended March 31, 2005 and 2006 was approximately $164,000 and $159,000, respectively.

Subordinated Notes Payable to Stockholders

On June 16, 2002 and December 1, 2002, the Company entered into $500,000 and $250,000 Subordinated Notes Payable with certain stockholders, respectively. The notes provided for annual interest at the rate of 12% per annum, payable monthly, and matured three years from the date of their respective issuance.

In conjunction with the subordinated notes, the Company issued the holders warrants to purchase 28,000 shares of common stock at $0.89 per share and 750,000 shares of Series B preferred stock at $1.00

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

per share. The proceeds from the subordinated notes were allocated to the loans and the warrants based on their relative values, resulting in approximately $283,000 being ascribed to the warrants (see Note 8).

The resulting discount on the subordinated notes was being amortized to interest expense over the life of the Subordinated Notes resulting in approximately $95,000 of additional non-cash interest expense during the year ended March 31, 2004. The subordinated notes were paid in full during fiscal 2005 and the remaining discount was amortized in full, resulting in approximately $127,000 of additional interest expense during the year ended March 31, 2005.

6. COMMITMENTS AND CONTINGENCIES

The Company has various noncancelable operating leases, primarily related to real estate, that expire through 2009. Total rent expense charged to operations was approximately $226,000, $392,000 and $647,000 for the years ended March 31, 2004, 2005 and 2006, respectively.

Future minimum lease payments under noncancelable operating leases at March 31, 2006 are as follows:

2007	$1,304,000
2008	1,571,000
2009	1,400,000
2010	117,000

Total future minimum lease payments	$4,392,000

Employment Agreements

Certain members of the Company’s management have employment agreements that provide for the continuation of salary and benefits, for a period of time, upon ceasing to be an employee as a result of either termination from or a change in ownership of the Company.

Litigation and Claims

From time to time and in the ordinary course of business, the Company may be subject to various claims, charges, investigations and litigation. At March 31, 2005 and 2006 and September 30, 2006, the Company did not have any pending claims, charges, investigations or litigation that it expects would have a material effect on its financial position or results of operations.

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

During fiscal 2006, the Company issued 500,000 shares of Series A-4 preferred stock at a price of $0.25 per share. The issuance resulted in cash proceeds of $125,000. The Company also repurchased 300,000 shares of Series A-4 preferred stock at a price of $0.25 per share. The repurchase resulted in repayments of $75,000.

On March 1, 2005, the Company amended its articles of incorporation and the outstanding shares of Series A, Series B, Series C, Series D and Series E preferred stock were converted to shares of Series A-1, Series A-2, Series A-3, Series B and Series A-4 preferred stock, respectively.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The changes in Series A-1, Series A-2, Series A-3, Series A-4 and Series B are as follows:

	Series A-1		Series A-2		Series A-3		Series A-4		Series A-4 Subscription Receivable	Series B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Shares	Amount
Balance, March 31, 2003 (Unaudited)	808,251	$104,940	1,350,000	$268,313	3,568,720	$1,418,565	—	$—	$—	5,805,719	$6,311,744
Issuance of Series A-4 redeemable convertible preferred stock	—	—	—	—	—	—	3,530,500	882,625	—	—	—
Series A-4 Subscription Receivable	—	—	—	—	—	—	—	—	(275,000)	—	—
Accretion of preferred stock to redemption value	—	5,280	—	13,500	—	71,374	—	13,239	—	—	369,944

Balance, March 31, 2004	808,251	110,220	1,350,000	281,813	3,568,720	1,489,939	3,530,500	895,864	(275,000)	5,805,719	6,681,688
Series A-4 Subscription Receivable	—	—	—	—	—	—	—	—	275,000	—	—
Accretion of preferred stock to redemption value	—	5,280	—	13,500	—	71,374	—	52,958	—	—	369,885

Balance at March 31, 2005	808,251	115,500	1,350,000	295,313	3,568,720	1,561,313	3,530,500	948,822	—	5,805,719	7,051,573
Issuance of Series A-4 redeemable convertible preferred stock	—	—	—	—	—	—	500,000	125,000	—	—	—
Repurchase of Series A-4 redeemable convertible preferred stock	—	—	—	—	—	—	(300,000)	(75,000)	—		—
Accretion of preferred stock to redemption value	—	5,280	—	13,500	—	71,374	—	55,547	—	—	369,885

Balance at March 31, 2006	808,251	120,780	1,350,000	308,813	3,568,720	1,632,687	3,730,500	1,054,369	—	5,805,719	7,421,458
Accretion of preferred stock to redemption value		2,640		6,750		35,687		27,979			184,942

Balance at September 30, 2006 (Unaudited)	808,251	$123,420	1,350,000	$315,563	3,568,720	$1,668,374	3,730,500	$1,082,348	$—	5,805,719	$7,606,400

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Voting

The holders of each series of the preferred stock have voting rights equivalent to the number of shares of common stock into which their shares are convertible.

Dividends

The holders of Series A-1, Series A-2, Series A-3, Series A-4, and Series B preferred stock are entitled to receive 6% cumulative dividends. No dividend may be declared or paid on common stock until such time as all dividends have been paid on the preferred stock. As of March 31, 2005, accrued but unpaid dividends on the Series A-1, Series A-2, Series A-3, Series A-4, and Series B preferred stock were approximately $28,000, $70,000, $372,000, $66,000 and $1,306,000, respectively. As of March 31, 2006, accrued and unpaid dividends on the Series A-1, Series A-2, Series A-3, Series A-4, and Series B were approximately $33,000, $84,000, $443,000, $122,000 and $1,654,000, respectively. As of September 30, 2006, the unaudited accrued and unpaid dividends on the Series A-1, Series A-2, Series A-3, Series A-4 and Series B were approximately $35,000, $91,000, $479,000, $150,000 and $1,829,000, respectively.

Liquidation

In the event of liquidation, dissolution or winding up of the Company, distributions shall be made to the holders of the preferred stock, prior and in preference to any distribution of assets, a per share amount equal to $0.10877 for Series A-1, $0.166667 for Series A-2, $0.333333 for Series A-3, $0.25 for Series A-4 and $1.00 for Series B plus the amount of cumulative unpaid dividends. The liquidation amount is subject to adjustment to reflect stock dividends, stock splits, and recapitalizations.

After payment to the preferred stockholders, the preferred stock and common stock share ratably in the remaining assets of the Company. If the assets of the Company legally available for distribution shall be insufficient to permit the payment in full to holders of the Preferred Stock, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the preferred stock in accordance with the aggregate liquidation preference of each class of preferred stock.

Conversion

Each share of the Series A-1, Series A-2, Series A-3, Series A-4, and Series B preferred stock is convertible at any time at the option of the holder. Each share of Series A-1, Series A-2, and Series A-4 preferred stock is currently convertible into .112 shares of common stock. Each share of Series A-3 and Series B preferred stock is currently convertible into ..11426 and .11908 shares of common stock, respectively. The preferred stock conversion ratios are subject to certain antidilution provisions.

Mandatory Conversion

Each share of the preferred stock shall automatically be converted into shares of common stock upon (i) the consummation of an initial public offering of not less than $10,000,000, or (ii) a sale of substantially all of the assets or the capital stock of the Company.

Redemption

Unless as otherwise requested by the holders of the preferred stock and subject to certain other conditions, the Company shall redeem the preferred stock outstanding on January 15, 2008 (the

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

“Redemption Date”) for $0.108877, $0.166667, $0.333333, $0.25 and $1.00 per share for Series A-1, A-2, A-3, A-4, and B preferred stock, respectively, plus accrued dividends. In the event that any holder of preferred stock shall request that the shares of Preferred Stock held by such holder not be redeemed by the Company, each share of preferred stock held shall automatically be converted into shares of Common Stock utilizing the then effective conversion ratio.

8. COMMON STOCK

Authorized Shares and Activity

At March 31, 2006, the Company had authorized 80,000,000 shares of common stock. An aggregate of 6,138,081 shares of common stock were reserved for the conversion of preferred stock, restricted shares and the exercise of options and warrants at March 31, 2006.

Stock Options

Under the 2000 Stock Option and Incentive Plan (the “2000 Plan”), the Company may grant up to 672,000 incentive stock options and nonqualified stock options. In April 2002, the Company’s Board of Directors approved an increase in the number of options available for grant under the 2000 Plan to the higher of 1,344,000 or 30% of the fully diluted outstanding common shares. Under the 2004 Stock Option and Incentive Plan (the “2004 Plan”), the Company may grant stock options for up to 37.5% of the fully diluted outstanding common shares to a maximum of 2,800,000 options.

At March 31, 2006, the number of shares reserved for future grants was 605,681.

Stock option activity, under all plans, during the years ended March 31, 2005 and 2006 and the six months ended September 30, 2006 was as follows:

	2005		2006				September 30, 2006
	Number Of Options	Weighted Average Exercise Price	Restricted Shares(1)	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price	Restricted Shares(1)	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price
							(Unaudited)
Outstanding —beginning of period	1,324,145	$0.4813			2,331,092	$0.3098			640,341	$0.2679
Granted	1,616,798	0.2232			3,079,811	0.2232			—	—
Exercised	(523,242)	0.2265	3,630,581	$0.2232	(4,475,298)	0.2355	3,254,084	$0.2232	(888)	0.2232
Canceled	(86,609)	0.3339			(295,264)	0.3528			(15,009)	0.2446

Outstanding — end of period	2,331,092	$0.3098	3,630,581	$0.2232	640,391	$0.2679	3,254,084	$0.2232	624,444	$0.2679

Exercisable — end of period	387,419	$0.4228			187,072	$0.3732			210,091	$0.3661

Weighted average grant date fair value	$0.7518				$2.3223				$2.3214

(1)	Represents stock options that have been exercised, but unvested as of the reporting date.

The total intrinsic value of options exercised during the years ended March 31, 2005 and 2006, was approximately $181,000 and $15,239,000, respectively.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding at March 31, 2006:

	Options Outstanding			Options Vested and Currently Exercisable
Exercise Price	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price (Per Share)	Number of Options	Weighted- Average Exercise Price
$0.025	497,317	9.84	$0.223	44,585	$0.223
$0.040	125,664	3.93	$0.357	125,664	$0.357
$0.100	17,360	5.11	$0.893	16,823	$0.893

	640,341	8.55	$0.268	187,072	$0.375

Under the 2000 Plan and 2004 Plan, option recipients (“Option Holders”) are permitted to exercise options in advance of vesting. Any options exercised in advance of vesting result in the Option Holder receiving Restricted Stock, which is then subject to vesting under the respective option’s vesting schedule. Restricted Stock is subject to a right of repurchase by the Company from any Option Holder who is an employee who leaves the Company (either voluntarily or involuntarily), the Company has the right (but not the obligation) to repurchase the Restricted Stock at the original price paid by the Option Holder at the time the options were exercised. Because the Company has the right to repurchase the Restricted Stock upon the cessation of employment, the Company has recognized this potential liability for repurchase on the balance sheet as “Subscription Payable.” Upon vesting of the restricted shares, the Subscription Payable is relieved and recorded in equity.

A summary of the Company’s unvested shares, included unvested stock options and shares of unvested restricted stock, as of March 31, 2006, and changes during the year ended March 31, 2006, is presented below:

	APB 25			SFAS 123R			Total
	Unvested Options And Restricted Shares	Weighted Average Grant Date Intrinsic Value	Amount	Unvested And Restricted Shares	Weighted Average Grant Date Fair Value	Amount	Shares	Weighed Average Grant Date Value	Amount
Unvested Options and Restricted Shares outstanding at March 31, 2005	1,943,673	$0.384	$744,952	—	$—	$—	1,943,722	$0.384	$744,952
Granted	—	—	—	3,032,580	2.348	7,108,764	3,032,580	$2.348	7,108,764
Vested	(516,119)	0.313	(159,500)	(124,114)	1.455	(180,508)	(640,184)	$0.527	(340,008)
Canceled	(223,183)	0.339	(75,541)	(29,078)	1.643	(47,879)	(252,261)	$0.491	(123,420)

Unvested Options and Restricted Shares outstanding at March 31, 2006	1,204,469	$0.420	$509,911	2,879,388	$0.268	$6,880,377	4,083,857	$0.203	$7,390,288

As of March 31, 2006, there was approximately $6.1 million of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan (relating to the effect of SFAS 123R and APB 25). That cost is expected to be recognized over a weighted average period of 6.96 years. The total fair value of shares vested during the year ended March 31, 2006 was approximately $281,000.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

During the 12-month period ended September 30, 2006, the Company granted stock options with exercise prices as follows:

Grants Made During Quarter Ended	Number of Options Granted (000s)	Weighted- Average Exercise Price	Weighted- Average Fair Value per Share	Weighted- Average Intrinsic Value per Share
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
December 31, 2005	1,610	$0.223	$2.036	$1.813
March 31, 2006	1,038	0.223	3.777	3.554
June 30, 2006	—	—	—	—
September 30, 2006	—	—	—	—

Effective April 1, 2005, the Company adopted SFAS 123R using the prospective method of application, which requires the Company to recognize compensation expense on a prospective basis; therefore, prior period financial statements have not been restated. Compensation expense recognized includes the expense of stock options granted on and subsequent to April 1, 2005. Stock options granted by the Company prior to that time are specifically excluded from SFAS 123R and will continue to be accounted for in accordance with APB 25. These options were valued using the minimum value method.

In fiscal 2006, the Company used the Black-Scholes option-pricing model to value option grants and determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates.

The Company estimates expected volatility based on that of the Company’s publicly-traded peer companies and expects to continue to do so until such time as the Company has adequate historical data from our traded share price. Management believes that the historical volatility of the Company’s stock price does not best represent the expected volatility of the stock price. The Company is currently a private company and therefore lacks company-specific historical and implied volatility information. The Company intends to continue to consistently use the same group of publicly-traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of our share price becomes available or that the selected companies are no longer suitable for this purpose.

The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life.

The expected term of the options granted was determined based upon review of the period that the Company’s share-based awards are expected to be outstanding and is estimated based on historical experience of similar awards, giving consideration to the contractual term of the awards, vesting schedules and expectations of employee exercise behavior.

SFAS 123R also requires that the Company recognize compensation expense for only the portion of options that are expected to vest. Therefore, the Company has estimated expected forfeitures of stock options with the adoption of SFAS 123R. In developing a forfeiture rate estimate, the Company considered its historical experience, its growing employee base and the limited liquidity of its common stock. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table provides the assumptions used in determining the fair value of the share-based awards for the year ended March 31, 2006 and for the six months ended September 30, 2005 and 2006, respectively. There were no new stock option grants for the six months ended September 30, 2006.

	Year Ended March 31, 2006	Six Months Ended September 30,
		2005	2006
		(Unaudited)	(Unaudited)
Risk-Free Rate	3.72 – 4.82%	3.72 – 4.18%	3.72 – 4.82%
Expected Life	5 years	5 years	5 years
Expected Volatility	60 – 75%	65 – 75%	56 – 59%
Expected Dividend Yield	0%	0%	0%

Compensation expense related to the adoption of SFAS 123R amounted to approximately $281,000, $40,000 and $377,000 which is included in the statement of operations for the year ended March 31, 2006 and for the six months ended September 30, 2005 and 2006, respectively, and is based on awards ultimately expected to vest and reflects an estimate of awards that will be forfeited. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to the adoption of SFAS 123R, forfeitures were recorded as they occurred.

In connection with the preparation of the financial statements for the Company’s initial public offering and solely for the purposes of accounting for stock-based compensation for financial statement purposes, the Company’s management reassessed the fair value of the Company’s common stock for the equity awards granted on or after April 1, 2004 through March 31, 2006. Based upon this reassessment of the fair value of the Company’s common stock, the Company recorded stock-based compensation expense to the extent that the reassessed value of the Company’s common stock at the date of the grant exceeded the exercise price of the equity awards. Reassessed values are inherently uncertain and highly subjective. For stock options granted prior to March 31, 2004, no expense was recorded as management determined that the estimated fair value of the Company’s stock at the date of grant did not exceed the exercise price. The stock-based compensation is being amortized on a straight-line basis over the stock option vesting period of generally five years. During each of the years ended March 31, 2005 and 2006, the Company recognized approximately $132,000 of stock-based compensation expense related to options granted to employees during fiscal 2005 and 2006, respectively based on the reassessed values of the underlying common stock.

During fiscal 2004, 2005 and 2006, the Company offered certain holders of stock options the limited opportunity to exercise their options at a price equal to the deemed fair value of the Company’s stock at the time of the offer. To the extent that the offer was not accepted, the affected options retained their original exercise price. However, because of the Company’s offer, these options became subject to variable accounting as prescribed in FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25) (“FIN 44”). The majority of these awards became fixed upon exercise under the bonus offer during March 2006, as described in the following paragraph, which was accounted for as a modification under SFAS 123R. Compensation expense related to these options has been recognized during fiscal 2005 and 2006, since the modified option exercise prices were below the reassessed per share fair value of the Company’s common stock at that time. The Company recorded compensation expense amounting to approximately $380,000 and $632,000 for the years ended March 31, 2005 and 2006, respectively.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

During March 2006, the Company offered certain holders of stock options, totalling 143 employees, the limited opportunity to receive a cash bonus to exercise all of their outstanding stock options. As part of this offer, unvested stock options could be exercised into restricted stock. This offer was accounted for as a modification under SFAS 123R. The additional compensation expense for the modification was deemed immaterial to the Company’s financial statements. There are 3,630,488 shares of common stock subject to restriction as of March 31, 2006 related to this offer.

Subscription Notes Receivable

The Company extended loans to a number of employees in March 2006. The notes require that the proceeds of the loans be used by the employees solely to exercise stock options. The loans earn interest at 7% per annum, and interest is payable at the loan maturity date. If a default occurs, the outstanding loan balance becomes immediately due. The loans mature in either six months or ten months. The balance outstanding as of March 31, 2006 was approximately $279,000.

Warrants

In conjunction with the subordinated notes payable to stockholders in 2002, the Company issued the holders warrants to purchase 28,000 shares of common stock at $0.89 per share and 750,000 shares of Series B preferred stock at $1.00 per share. The Series B preferred stock warrants were replaced with 750,000 warrants to purchase Series A-4 preferred stock at $0.25 per share in November 2003.

As of March 31, 2006, the Company had outstanding warrants to purchase 108,666 shares of common stock at exercise prices ranging from $0.09 to $0.36 per share.

	2005		2006		Six months ended September 30, 2006
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
					(Unaudited)
Outstanding—beginning of year	194,770	$1.080	194,770	$1.080	108,666	$0.214
Granted	—		—		—
Exercised	—		(58,109)	$2.188	—
Canceled	—		(28,000)	$2.230	—

Outstanding—end of year	194,770	$1.080	108,666	$0.214	108,666	$0.214

Exercisable—end of year	194,770	$1.080	108,666	$0.214	108,666	$0.214

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

9. INCOME TAXES

A reconciliation of the Company’s effective income tax rate to the statutory federal income tax rate of 34% for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Years Ended March 31,
	2004	2005	2006
Statutory rate	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal benefit	(6.2)	(4.2)	10.0
Stock-based compensation	0.0	7.6	15.0
Meals and entertainment	0.1	0.0	0.0
Officer’s life insurance	0.0	0.0	0.1
Other	1.0	1.1	(2.2)
Expiration of state net operating losses	0.0	0.0	12.9
Change in valuation allowance	39.1	29.5	(1.8)

	0.0%	0.0%	0.0%

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets for the years ended March 31, 2005 and 2006 are as follows:

	March 31,
	2005	2006
Deferred tax assets:
Net operating loss carryforwards	$5,692,575	$5,435,422
Accrued expenses	88,077	283,433
Property and equipment	61,751	57,399
Deferred revenue	—	59,342
Reserves	127,303	66,975

Total gross deferred tax assets	5,969,706	5,902,571
Valuation allowance	(5,969,706)	(5,902,571)

Total deferred tax assets	$—	$—

As of March 31, 2006, the Company had net operating loss carryforwards of approximately $14,737,000 for federal income tax purposes and $6,777,000 for state income tax purposes. Federal and state net operating losses may be available to offset future federal income tax liabilities. The net operating losses for federal income tax purposes expire at various dates through 2026 and state net operating losses expire at various dates through 2011. As required by SFAS No. 109, Accounting for Income Taxes, management has determined that is more likely than not that the Company will not recognize the benefit of federal and state deferred tax assets, and as a result, a valuation allowance of $5,969,706 and $5,902,571 has been established at March 31, 2005 and 2006, respectively. The change in the valuation allowance was ($67,135) for the year ended March 31, 2006.

Ownership changes, as defined by the Internal Revenue Code, may substantially limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years. Such annual limitations could result in the expiration of net operating loss carryforwards before utilization.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

10. BENEFIT PLAN

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). Participants may contribute up to a maximum percentage of their annual compensation to the plan as determined by the Company, limited to a maximum annual amount set by the Internal Revenue Service. The Company has not made any matching contributions to the 401(k) Plan during the years ended March 31, 2005 and 2006.

11. RELATED PARTY TRANSACTIONS

In April 2003, the Company entered into the 2003 Line with an entity owned by a stockholder of the Company and affiliated with the Company’s Chief Executive Officer. On January 1, 2006, the 2003 Line was assigned to the Company’s Chief Executive Officer and was repaid in full and terminated in September 2006 (See Note 12).

12. SUBSEQUENT EVENTS

On April 3, 2006, the Company amended its Certificate of Incorporation to increase the number of authorized shares of common stock from 80,000,000 to 125,000,000.

On April 3, 2006, in order to expand the Company’s data sets and customer base, the Company acquired certain assets of the eComp Data Services Division from Aon Consulting, Inc., a global human capital consulting firm located in New York City. eComp Data Services is a leading provider of executive compensation data. The assets acquired included the eComp database and certain software and proprietary assets, including all intellectual property rights. Pursuant to the terms of the agreement, the Company paid $585,000 with $292,500 due at the closing date of April 3, 2006, and the remaining balance due no later than September 30, 2006. Accordingly, the purchase price was allocated based upon the fair value of assets acquired and liabilities assumed. The pro forma effects of this acquisition would not have been material to the current and prior interim periods (see Note 2).

On August 10, 2006, the Company entered into a $5,000,000 Working Capital Line of Credit with Silicon Valley Bank. Up to $1,000,000 of the line may be used to secure letters of credit and cash management services. In addition, up to $1,000,000 may be borrowed as a 36-month term loan to refinance shareholder debt and general corporate purposes. The Working Capital Line of credit expires two years from the closing date. Borrowings on the term loan bear interest at the bank’s prime rate plus 1.00%, and interest is payable on a monthly basis. Borrowings on the revolving line bear interest at the bank’s prime rate plus 0.25% interest. The Bank’s prime lending rate as of September 30, 2006 was 8.25%. The line of credit was collateralized by substantially all of the Company’s assets. In addition, the line carries an unused revolving line facility fee of 0.375% of the balance available, but not drawn down. The agreement contains financial covenants that require the Company to maintain an unrestricted cash balance at the Bank plus the committed availability of at least $750,000 and certain Adjusted Net Income levels across the period of time the line is available. As part of the agreement, the Company is required to maintain its primary depository, and operating accounts with Silicon Valley Bank.

In September 2006, the Company borrowed $800,000 against the $1,000,000 term loan line, and $3,000,000 of the $4,000,000 revolving working-capital line. The Company used the $800,000 proceeds of the term loan to repay in full and retire the revolving line of credit with a stockholder. In October 2006, the Company repaid the $3,000,000 revolving working-capital line in full. The term loan of $800,000 is being paid back in 36 monthly installments of approximately $22,000 and commenced on October 14,

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

2006. In October 2006, the Company was in breach of its timely financial reporting covenant requirement. Silicon Valley Bank agreed to allow the Company to be out of compliance with this covenant and the Company is now in compliance.

In May 2006, the Company was notified by its former Landlord that the Company was not in compliance with the terms and conditions of its lease agreement at the expiration of the lease and claimed damages of approximately $121,000. This claim was subsequently resolved in June 2006 and the Company made a payment to its former landlord in the amount of $60,000.

In November 2006, the Company issued a warrant to acquire 44,800 shares of its common stock at an exercise price of $6.61 per share to an existing stockholder, that is affiliated with a director of the Company.

On January 17, 2007, the Company amended its certificate of incorporation to:

•	effect a 1 for 8.93 reverse stock split of the outstanding common stock;

•	adjust the conversion prices applicable to each series of preferred stock to reflect the reverse stock split; and

•	set the authorized capital stock of the Company at 105,000,000 shares.

The stock split was approved by the Board of Directors on January 12, 2007 and was effective as of January 17, 2007. All common stock, option and warrant share and per share data have been retroactively adjusted to reflect the 1 for 8.93 stock split.

(UNAUDITED)

In November 2006, the Company borrowed an additional $200,000 against the $1,000,000 term loan line, fully drawing down the line. The Company used the proceeds to finance working capital needs and for general corporate purposes. The term loan of $200,000 is being paid back in 36 monthly installments of approximately $6,000 and commenced on December 1, 2006. In December 2006 the Company borrowed $3,400,000 against the $4,000,000 revolving working-capital line. The Company used $1,500,000 of the proceeds to enter into an agreement with a vendor to obtain additional data sets, and the remainder to finance working capital needs and general corporate purposes. In January 2007 the Company repaid $1,800,000 of the revolving working-capital line.

On January 12, 2007 and January 17, 2007, respectively, the Company’s Board of Directors and stockholders approved:

•	the adoption of the 2007 Stock Option and Incentive Plan under which the maximum number of shares of common stock that may be issued is the sum total of 3,000,000 shares plus all stock option awards or grants returned to the “2000 Plan” and the “2004 Plan” as a result of expiration or cancellation or termination of such stock option awards; and

•	the adoption of the 2007 Employee Stock Purchase Plan under which an aggregate amount of 500,000 shares of common stock may be issued.

The Company’s Board of Directors and stockholders also approved on January 12, 2007 and January 17, 2007, respectively, an amended and restated certificate of incorporation that will be filed prior to the pricing of the Company’s proposed initial public offering that would implement provisions appropriate for a public company, including creating three classes of directors that would be elected for staggered three-year terms.

SALARY.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company’s Board of Directors and stockholders also approved on January 12, 2007 and January 17, 2007 respectively, an amended and restated certificate of incorporation that will be filed after the closing of the Company’s proposed initial public offering that would:

•	eliminate all references to the Series A-1, Series A-2, Series A-3, Series A-4 and Series B preferred stock; and

•	establish the authorized capitalization of the Company at 100,000,000 shares of common stock, $0.0001 par value per share and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

On December 29, 2006, the Company commenced a declaratory judgment action in the Superior Court of Suffolk County, Massachusetts against a former independent consultant to the Company. The former consultant was under contract to Salary.com and assisted the Company in completing a strategic partnership in 2000. The contract expired by its terms in November 2000. Pursuant to that contract, the former consultant was entitled to a success fee consisting of a right to purchase 33,600 shares of the Company’s common stock at a price of thirty-six cents per share, which at the time represented approximately three percent of the Company’s capital stock. In November 2006, after the Company commenced its initial public offering, the former consultant informed the Company that he was in possession of a version of a contract that allegedly gave him the right to purchase three percent of the Company’s equity as of an unspecified date at a price of thirty-six cents per share. The basis for this claim appears to be certain hand-written changes to the expired contract that the Company did not make or authorize, and had never seen until the former consultant sent the Company a copy of a contract containing these changes in November 2006. In the court action, the Company is seeking to have the court declare that the consultant is not entitled to anything other than the 33,600 options described in the expired contract. In addition, the Company is seeking damages due to the former consultant’s attempt to defraud the Company and its stockholders by making these hand-written changes subsequent to the contract’s execution and without the Company’s knowledge or consent. The Company also is seeking damages for tortious interference with business relations as well as for unfair and deceptive business acts and practices. At this time, the Company cannot predict the outcome or the amount of gain or loss, if any, from these proceedings.

On December 30, 2006 the Company entered into an agreement with a vendor to obtain additional data sets that runs for an initial one year term following the date of the initial delivery. The fee for the initial term is $1.5 million. At the end of the initial term, the agreement shall automatically renew for up to six subsequent one year terms unless terminated by the Company. The annual fees due to the vendor related to years two through seven of the agreement are $0.5 million, $0.6 million, $0.6 million, $0.7 million, $0.8 million, and $0.9 million, respectively.

On December 18, 2006, the Company established a wholly foreign owned enterprise (“WFOE”) in Shanghai, China and hired 23 employees to carry out software development for the Company in China. Concurrent with the establishment of the WFOE, the Company’s lease agreement for approximately 7,500 square feet of office space in Shanghai, which was signed in September 2006, became effective. The leased space will be used to accommodate research and development employees. The lease runs from October 15, 2006 through December 31, 2008 with an option to extend through December 31, 2010 and carries an initial lease commitment of $267,000.

SALARY.COM, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Expense	Deductions	Balance at End of Period
Allowance for doubtful accounts (deducted from accounts receivable)
Year ended March 31, 2004	$129,993	$60,164	$(5,410)	$184,747
Year ended March 31, 2005	184,747	104,754	—	289,501
Year ended March 31, 2006	289,501	(86,923)	(36,262)	166,316

Deferred tax valuation allowance (deducted from net deferred taxes)
Year ended March 31, 2004	$4,760,123	$535,303	$—	$5,295,426
Year ended March 31, 2005	5,295,426	674,280	—	5,969,706
Year ended March 31, 2006	5,969,706	(67,135)	—	5,902,571

PROSPECTUS , 2007

5,000,000 Shares

Common Stock

Thomas Weisel Partners LLC

William Blair & Company

Needham & Company, LLC

Wachovia Securities

Pacific Crest Securities

Until                     , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Neither Salary.com nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fees and the Nasdaq Global Market Listing Fee.

Amount To Be Paid
SEC registration fee	$5,537
NASD filing fee	5,675
Nasdaq Global Market listing fee	100,000
Printing and mailing expenses	250,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,750,000
Transfer agent and registrar fees and expenses	14,000
Miscellaneous	624,788

Total	$4,250,000

None of the above expenses will be paid by the selling stockholders.

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer,

employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Amended and Restated Certificate of Incorporation, as amended to date (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated By-Laws, as amended to date (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, provided however, with respect to actions, suits and proceedings other than by or in the right of our company, that no indemnification shall be made under in respect of any claim, issue or matter as to which he or she has been finally adjudged by a court of competent jurisdiction to be liable to our company, unless, and only to the extent that, the Delaware Court of Chancery or another court in which such proceeding was brought has determined upon application that, despite adjudication of liability, but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnification for such expenses that such court deem proper. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

Contemporaneously with the consummation of the offering, we intend to enter into indemnification agreements with each of our directors and certain of our officers. These agreements provide that we will indemnify each of our directors and such officers, and other entities to the fullest extent permitted by law.

Contemporaneously with the consummation of the offering, we also intend to obtain insurance which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we have sold and issued unregistered securities pursuant to option issuances. These securities were deemed to be exempt from registration pursuant to either Rule 701 promulgated under the Securities Act of 1933 as a transaction pursuant to a compensatory benefit plan approved by the registrant’s board of directors or Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

In December 2003, we issued and sold 3,530,500 shares of our series A-4 convertible preferred stock, which was then named “series E convertible preferred stock”, to certain accredited investors in a private placement under Section 4(2) of the Securities Act for an aggregate purchase price of $882,625. In June 2005, we issued and sold 500,000 shares of our series A-4 convertible preferred stock to one of our existing preferred stockholders for an aggregate purchase price of $125,000.

In addition, since November 1, 2003, we have issued options to purchase 5,576,152 shares of our common stock to our employees, directors, officers and consultants. Options issued under our 2004 Option Plan were granted with exercise prices ranging from $0.223 to $7.41. Options issued under our 2000 Option Plan were granted with exercise prices ranging from $0.223 to $0.89. In March 2006, our board of directors approved a repricing, pursuant to which each person holding an option under our 2000 Option Plan would be entitled to exercise such option for a per share price of $.025. Since November 1, 2003, we have issued and sold an aggregate of 6,044,911 shares of common stock upon exercise of options for an aggregate consideration of $1,718,656. The issuances of common stock upon exercise of the options were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering. The shares of our common stock issued upon exercise of options are deemed restricted securities for purposes of the Securities Act.

Since November 1, 2003, we have also issued 11,433 shares of our common stock to two accredited investors for an aggregate purchase price of $2,271 upon exercise of warrants that were issued to such investors in our series B financing in 2000. The issuance of common stock upon exercise of the warrants pursuant to Section 4(2), was a transaction by an issuer not involving a public offering.

We also issued a warrant in November 2006 to Lyric Capital Partners, L.P., one our preferred stockholders, in a private placement under Section 4(2) of the Securities Act. The warrant is immediately exercisable for 44,800 shares of our common stock at a per share price of $6.61. No purchase price was paid for the warrant.

In December 2006, we issued 30,270 and 7,567 shares of common stock to Kent Plunkett, our Chairman, President and Chief Executive Officer, and Yong Zhang, our Executive Vice President, Chief Operating Officer and Chief Technology Officer, respectively, as payment of bonuses earned in respect of fiscal 2006. The number of shares issued to Mr. Plunkett and Mr. Zhang was based on a per share value of our common stock of $6.61. These shares were issued in reliance on Section 4(2) of the Securities Act.

The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16. Exhibits.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) See Financial Statement Schedule II on page F-30.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Waltham, Commonwealth of Massachusetts on January 19, 2007.

Salary.com, Inc.

By:	/s/ Kenneth S. Goldman
Kenneth S. Goldman Senior Vice President and Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 19, 2007:

Signature	Title
* G. Kent Plunkett	President, Chief Executive Officer, Chairman and Director (Principal Executive Officer)

/s/ Kenneth S. Goldman Kenneth S. Goldman	Senior Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)

* Yong Zhang	Executive Vice President, Chief Operating Officer, Chief Technology Officer and Director

* Robert A. Trevisani	Director

* Terry Temescu	Director

* Paul Daoust	Director

* John Gregg	Director

* Edward McCauley	Director

* John Sumser	Director

*By	/s/ Elliot J. Mark Elliot J. Mark attorney-in-fact

EXHIBIT INDEX

Number	Description
•1.1	Form of Underwriting Agreement

•3.1	Amended and Restated Certificate of Incorporation of the Registrant

•3.2	Form of Second Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the completion of this offering)

•3.3	Amended and Restated By-laws of the Registrant

•4.1	Specimen Common Stock Certificate

•5.1	Opinion of Goodwin Procter LLP

**† 10.1	Second Amended and Restated 2000 Stock Option and Incentive Plan

**† 10.1.1	2000 Stock Option and Incentive Plan, Form of Incentive Stock Option Agreement

**† 10.2	First Amended and Restated 2004 Stock Option and Incentive Plan

**† 10.2.1	2004 Stock Option and Incentive Plan, Form of Stock Option Agreement

•† 10.3	2007 Stock Option and Incentive Plan

•† 10.3.1	2007 Stock Option and Incentive Plan, Form of Incentive Stock Option Agreement

•† 10.3.2	2007 Stock Option and Incentive Plan, Form of Non-Qualified Stock Option Agreement

•† 10.3.3	2007 Stock Option and Incentive Plan, Form of Non-Qualified Stock Option Agreement for Non-Employee Directors

•† 10.3.4	2007 Stock Option and Incentive Plan, Form of Restricted Stock Agreement

•† 10.4	2007 Employee Stock Purchase Plan

**10.5	Second Amended and Restated Stockholders Agreement, by and among the Registrant and the stockholders named therein, dated as of December 18, 2003

**10.5.1	Amendment to Second Amended and Restated Stockholders Agreement, dated as of November 9, 2006

**10.6	Second Amended and Restated Registration Rights Agreement by and among the Registrant and the stockholders named therein, dated as of December 18, 2003

**10.7	Form of Common Stock Purchase Warrant

**10.8	Agreement for Extension of Credit and Conversion of Existing Indebtedness between and among the Registrant, Gregory Kent Plunkett and Wianno Ventures, dated April 11, 2003

**10.8.1	Amendment No. 1, effective as of March 31, 2006 to Agreement for Extension of Credit and Conversion of Existing Indebtedness between and among the Registrant, Gregory Kent Plunkett and Wianno Ventures, dated April 11, 2003

**10.8.2	Assignment Agreement, dated December 29, 2005 for Agreement for Extension of Credit and Conversion of Existing Indebtedness between and among the Registrant, Gregory Kent Plunkett and Wianno Ventures, dated April 11, 2003

**10.9	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank dated as of August 10, 2006

**10.10	Sublease by and between the Registrant and PAREXEL International, LLC dated as of January 6, 2006 for the premises located at 195 West Street, Waltham, Massachusetts

Number	Description
** 10.10.1	Amendment No. 1, effective as of December 15, 2006, to Sublease by and between the Registrant and PAREXEL International, LLC dated as of January 6, 2006 for the premises located at 195 West Street, Waltham, Massachusetts

**† 10.11	Letter agreement re Employment with Kenneth S. Goldman, dated March 2, 2006 (previously filed as Exhibit 10.12 to the Company’s Form S-1 which was filed with the SEC on November 13, 2006)

• 10.12	Form of Indemnification Agreement

**16.1	Letter from Vitale, Caturano & Company LTD. re Change in Certifying Accountant

•23.1	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

•23.2	Consent of Grant Thornton LLP

•23.3	Consent of Vitale, Caturano & Company LTD.

•23.4	Consent of Yankee Group

•23.5	Consent of comScore Networks, Inc.

**24.1	Power of Attorney

†	Indicates a management contract or any compensatory plan, contract or arrangement.

**	Previously filed.

•	Filed herewith.